As filed with the Securities and Exchange Commission on June 25, 2001
Registration No. 333-62432

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 1

TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

AMERICAN MEDICAL SYSTEMS HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	3842	13-4018241
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

10700 Bren Road West

Minnetonka, MN 55343
(952) 933-4666
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Douglas W. Kohrs

President and Chief Executive Officer
American Medical Systems Holdings, Inc.
10700 Bren Road West
Minnetonka, MN 55343
(952) 933-4666
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies To:

Thomas A. Letscher, Esq. Oppenheimer Wolff & Donnelly LLP Plaza VII, Suite 3300, 45 South Seventh Street Minneapolis, Minnesota 55402 (612) 607-7000	Steven J. Gartner, Esq. Willkie Farr & Gallagher 787 Seventh Avenue New York, New York 10019 (212) 728-8000

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box.

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the securities act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective.
This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated June 25, 2001

7,000,000 Shares

AMERICAN MEDICAL SYSTEMS HOLDINGS, INC.

Common Stock $ per share

•	American Medical Systems Holdings, Inc. is offering 3,500,000 shares. A selling stockholder is offering an additional 3,500,000 shares. We will not receive any of the proceeds from the sale of shares being sold by the selling stockholder.

•	Our common stock is listed on the Nasdaq National Market under the symbol “AMMD.” The last reported sale price for the common stock on June 5, 2001 was $17.00 per share.

This investment involves risk. See “Risk Factors” beginning on page 10.

	Per Share	Total

Public offering price	$	$

Underwriting discount	$	$

Proceeds to American Medical Systems	$	$

Proceeds to Selling Stockholder	$	$

Warburg, Pincus Equity Partners, L.P. has granted the underwriters a 30-day option to purchase up to 1,050,000 additional shares of common stock to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved of anyone’s investment in these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

U.S. Bancorp Piper Jaffray

Banc of America Securities LLC

JPMorgan H&Q

Robertson Stephens

The date of this prospectus is                     , 2001.

Broad Array of Urological Surgical Products

In-Fast™ Sling System

This transvaginal sling fixation system with bone screws is used in procedures to treat female incontinence.

SPARC™ Sling System

SPARC is a new minimally invasive suprapubic synthetic sling system used in procedures to treat female incontinence.

InVance™ Male Sling System

This perineal sling fixation system is used in procedures to treat male incontinence.

AMS Sphincter 800™ Urinary Prosthesis

Artificial sphincters are used to treat male and female urinary and fecal incontinence.

AMERICAN MEDICAL SYSTEMS

SUMMARY
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
PRICE RANGE OF COMMON STOCK
DIVIDEND POLICY
CAPITALIZATION
SELECTED FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
CERTAIN TRANSACTIONS
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO FINANCIAL STATEMENTS
Form of Underwriting Agreement
Opinion of Oppenheimer Wolff & Donnelly LLP

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, the securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover, but the information may have changed since that date.

(This page intentionally left blank)

SUMMARY

The items in the following summary are described in more detail later in this prospectus. This summary provides an overview of selected information and does not contain all the information you should consider. Therefore, you should also read the more detailed information set out in this prospectus, including the financial statements.

Business of American Medical Systems

We are the leading independent company focused solely on supplying medical devices to physicians specializing in the treatment of urological disorders. We principally concentrate on three major urological disorders: incontinence, erectile dysfunction and prostate disease. We manufacture and market a broad and well-established line of proprietary products directly to urologists. As a result of our research and development activities, we recently launched five new or improved products and intend to launch an additional seven products or product improvements over the next eighteen months. We believe our long-standing reputation for quality products and excellent relationships with leading urological surgeons position us not only to benefit from the growth in the urology market, but to drive it.

We are the worldwide leader in most of the markets in which we participate. The following exemplify our market leadership:

•	#1 market position in artificial urinary sphincters for the treatment of incontinence.

•	#1 market position in penile prostheses for the treatment of erectile dysfunction, with more than 70% market share.

•	#1 market position in permanent urethral stents for the treatment of strictures and enlarged prostate glands, also referred to as benign prostatic hyperplasia, or BPH.

Currently, approximately 60 million people in the United States suffer from the urological disorders addressed by our products. We estimate that approximately 11 million of these people have a disorder severe enough to be likely candidates for treatment with our products. However, a very small percentage of people suffering from these disorders have undergone procedures to resolve their conditions. We believe that several key factors will accelerate demand for surgical approaches to treat these disorders. These factors include an aging population, expanding treatment alternatives driven by new technologies and techniques, increased consumer awareness and higher quality of life expectations.

We are executing a product development and acquisition strategy that has significantly enhanced our product offering and added leading-edge, less-invasive medical devices in our principal product lines. In 1999, we acquired Influence Inc., the UroVive Microballoon System and distribution rights to the ProstaJect Ethanol Injection System, or ProstaJect. Since our initial public offering, our research and development activities have resulted in the commercialization of the SPARC Sling System and the Straight-In Sacral Colpopexy System in our incontinence product line, the Parylene Micro Coating and the InhibiZone Antibiotic Surface Treatment for our penile implants in our erectile dysfunction product line and ProstaJect in our prostate disease product line. We now offer multiple surgical solutions for the treatment of the following major urological disorders:

•	Incontinence. We offer a broad line of products designed to treat men and women suffering from urinary and fecal incontinence. Our products include artificial sphincters, male and female sling systems, bulking systems and a vaginal vault prolapse system. Our incontinence products represented $42.4 million, or 42%, of our 2000 net sales.

•	Erectile Dysfunction. We are the leader in the surgical erectile dysfunction market, with about 70% market share in penile prostheses based on 2000 sales. Our erectile dysfunction products include a full line of inflatable and malleable penile prostheses and accessories used in the diagnosis and treatment of erectile dysfunction. Urologists have implanted over 200,000 of our devices with high patient satisfaction rates. Our erectile dysfunction products represented $51.3 million, or 51%, of our 2000 net sales.

•	Prostate Disease. We participate in the prostate disease market with our prostatic stents and resection loops, and outside of the United States, we market our minimally invasive ethanol injection system for the treatment of enlarged prostates, also referred to as BPH. Our prostate disease products represented $6.6 million, or 7%, of our 2000 net sales.

Since our founding in 1972, we have focused solely on surgical product solutions for urologists. These surgical products are generally high margin, sophisticated products requiring training and frequent contact with physicians. Over time, our sales force has developed very strong relationships throughout the urologist community and we believe this is a primary competitive advantage. Today, we employ one of the largest sales forces solely focused on the urology market, with over 100 domestic and international direct sales representatives and 45 international distributors. Through this sales force, we continue to strengthen our relationships with urologists by assisting them with expanding their practices and increasing patient awareness of our products. Our relationship with urologists is an important part of our growth strategy, providing us with a source of new product ideas and a channel through which to introduce new products.

In 2000, our international business represented 19% of our total net sales. We intend to grow our international business and expect it to be an increasing portion of our sales. In order to achieve this goal, we have restructured our international business and continue to add experienced senior management personnel. Our European operations are designed to respond to the needs of the local markets and to develop marketing and reimbursement strategies on a country-by-country basis.

Corporate Information

We founded our business in 1972. Pfizer Inc. acquired our business in 1985. In September 1998, a group of investors led by Warburg, Pincus Equity Partners, L.P. financed the purchase of our assets from Pfizer. We formed American Medical Systems Holdings, Inc., our current holding company, in April 2000.

This prospectus contains references to our trademarks Acticon™, American Medical Systems®, AMS 700™, AMS Ambicor®, AMS Malleable 600™ and 650™, AMS Sphincter 800™, Coaguloop®, Flast™, In-Fast™, InhibiZone™, Influence®, InjecTx™, InVance™, ProstaJect™, SPARC™, Straight-In™, TransFix™, Triangle®, Urogen™, UroLume®, UroVive™, and Ultrex®. All other trademarks or trade names referred to in this prospectus are the property of their respective owners, in particular Pfizer Inc. owns Viagra®and VIVUS, Inc. owns MUSE™.

In this prospectus, references to “AMS,” “the company,” “we” and “our,” unless the context otherwise requires, refer to American Medical Systems Holdings, Inc. and its subsidiaries, including its wholly owned operating subsidiary, American Medical Systems, Inc. References to “Warburg Pincus,” unless we specifically state otherwise, refer to Warburg, Pincus Equity Partners, L.P.

Office and Website Location

Our principal executive offices are located at 10700 Bren Road West, Minnetonka, Minnesota 55343, and our telephone number is (952) 933-4666. Our website is located at www.visitAMS.com. Our website is not intended to be part of this prospectus.

The Offering

Common stock offered:

By American Medical Systems	3,500,000 shares

By the Selling Stockholder	3,500,000 shares

Common stock outstanding after the offering	31,498,191 shares

Assumed offering price	$17.00 per share

Use of proceeds	We intend to use the proceeds from the offering to repay approximately $23 million of outstanding indebtedness under our senior credit facility, which as of March 31, 2001 was approximately $43 million, and the balance for general corporate purposes, including to fund future product development and acquisitions of technologies, products and companies. See “Use of Proceeds” for more detailed information about our use of proceeds from the offering.

Nasdaq National Market symbol	AMMD

The number of shares of common stock to be outstanding after the offering excludes:

•	3,258,509 shares of our common stock that we may issue upon the exercise of options outstanding, as of June 1, 2001, at a weighted average exercise price of $4.19 per share;

•	1,293,397 shares of our common stock available, as of June 1, 2001, for future issuances under our 2000 Equity Incentive Plan;

•	212,070 shares of our common stock that we estimate issuing under an Exchange Agreement we entered into in December 1999 in connection with our acquisition of Influence; and

•	268,952 shares of our common stock available, as of June 1, 2001, for future issuances under our Employee Stock Purchase Plan.

•	shares of common stock issued upon exercise of stock options subsequent to June 1, 2001.

Except as otherwise noted, all information in this prospectus assumes no exercise of the underwriters’ over-allotment option.

Summary Financial Data

	Combined Predecessor

	Period from	Period from
	January 1, 1998	September 11,
	to	1998 to
	September 10,	December 31,
	1998	1998

	(in thousands, except per share
	data)

Statement of Operations Data:

Net sales	$54,615	$23,115

Cost of sales(1)	14,050	15,551

Gross profit	40,565	7,564

Operating expenses:

Marketing and sales	18,486	8,261

General and administrative	19,846	1,951

Research and development	10,177	2,884

Transition and reorganization	—	2,517

Amortization of intangibles	19	965

In-process research and development	—	—

Total operating expenses	48,528	16,578

Operating income (loss)	(7,963)	(9,014)

Royalty and other income (expense)	(155)	180

Interest expense	—	(1,672)

Income (loss) before taxes	(8,118)	(10,506)

Income tax benefit (expense)	3,241	4,024

Net income (loss)	$(4,877)	$(6,482)

Earnings per share:

Basic and diluted

Shares used in calculation:

Basic

Diluted

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Consolidated American Medical Systems Holdings, Inc.

			Three Months Ended
	Year Ended	Year Ended	March 31,
	December 31,	December 31,
	1999	2000	2000	2001

	(in thousands, except per		(unaudited)
	share data)

Statement of Operations Data:

Net sales	$81,353	$100,317	$24,986	$27,548

Cost of sales(1)	31,419	21,891	5,730	5,397

Gross profit	49,934	78,426	19,256	22,151

Operating expenses:

Marketing and sales	30,400	39,277	9,864	11,409

General and administrative	7,889	12,128	2,694	2,726

Research and development	9,552	12,225	3,028	3,190

Transition and reorganization	3,000	1,000	—	—

Amortization of intangibles	4,260	8,360	1,991	2,200

In-process research and development	7,354	—	—	—

Total operating expenses	62,455	72,990	17,577	19,525

Operating income (loss)	(12,521)	5,436	1,679	2,626

Royalty and other income (expense)	4,205	2,928	726	1,075

Interest expense	(6,873)	(6,943)	(1,844)	(1,027)

Income (loss) before taxes	(15,189)	1,421	561	2,674

Income tax benefit (expense)	5,340	(1,369)	(352)	(1,270)

Net income (loss)	$(9,849)	$52	$209	$1,404

Earnings per share:

Basic and diluted		$0.00		$0.05

Shares used in calculation:

Basic		10,478		27,813

Diluted		13,021		30,104

(1)	In connection with our acquisition from Pfizer Inc., we recorded inventories at fair market value at the date of the acquisition. This accounting treatment required a $21.8 million write-up of inventories above manufacturing costs. The write-up was charged to cost of sales over the following six months as the acquired inventory was sold. Cost of sales were charged $10.2 million in the period from September 11 to December 31, 1998 and $11.6 million in the first quarter of 1999 related to this fair market value cost adjustment.

In the as adjusted column of the consolidated balance sheet data below, we have adjusted the balance sheet data as of March 31, 2001 to give effect to our receipt of the estimated net proceeds of $55.6 million from the sale of 3,500,000 shares of common stock we are offering for sale under this prospectus at an assumed public offering price of $17.00 per share and the application of these proceeds as set forth under the caption “Use of Proceeds.”

	As of March 31, 2001

	Actual	As Adjusted

	(in thousands)

Balance Sheet Data:

Cash and cash equivalents	$8,596	$41,196

Working capital	13,017	45,427

Total assets	181,884	214,294

Current portion of notes payable	6,033	6,033

Long-term notes payable	36,951	13,951

Other long-term liabilities	2,003	1,503

Stockholders’ equity	110,162	165,762

RISK FACTORS

You should carefully consider the following risk factors before you decide to buy our common stock. You should also consider the other information in this prospectus. If any of these risks actually occur, our business, financial condition, operating results or cash flows, could be materially adversely affected. This could cause the trading price of our common stock to decline, and you may lose part or all of your investment.

Risks Related to Our Business

If we fail to successfully introduce new products and product improvements, our future growth may suffer.

As part of our growth strategy, we intend to introduce a number of new products and product improvements. If we do not introduce these new products and product improvements timely, or they are not well-accepted by the market, our future growth may suffer.

If patients choose non-invasive alternatives, our sales may decline.

We predominantly sell medical devices for invasive or minimally invasive surgical procedures. If patients do not accept our products, our sales may decline. Patient acceptance of our products depends on a number of factors, including the failure of non-invasive therapies, the degree of invasiveness involved in the procedures using our products, the rate and severity of complications from the procedures using our products and other adverse side effects from the procedures using our products.

Patients are always more likely first to consider non-invasive alternatives to treat their urological disorders. Patients with incontinence conditions are likely first to try pads, adult diapers or exercises to self-manage their condition. Patients with erectile dysfunction are likely first to try oral medications. For example, the primary oral medication used to treat erectile dysfunction today is Viagra. Another non-invasive treatment is MUSE. MUSE is an applicator which inserts medication into the urethra. Following the introduction of MUSE in 1997 and the anticipation of Viagra in 1998, sales of our penile implant products declined significantly. The introduction of new oral medications, including Cialis in 2002, or other less-invasive therapies may cause our sales to decline in the future.

If physicians do not recommend and endorse our products, our sales may decline or we may be unable to increase our revenues and profitability.

In order for us to sell our products, physicians must recommend and endorse them. We may not obtain the necessary recommendations or endorsements from physicians. Many of the products we acquired or are developing are based on new treatment methods. Acceptance of our products is dependent on educating the medical community as to the distinctive characteristics, perceived benefits, clinical efficacy and cost-effectiveness of our products compared to competitive products, and on training physicians in the proper application of our products.

If we fail to compete successfully in the future against our existing or potential competitors, our revenues and operating results may be negatively affected and we may not achieve future growth.

Many of our competitors in the urology market have greater resources, more widely accepted products, less-invasive therapies, greater technical capabilities and stronger name recognition than we do. Our competitors will continue to improve their products and develop new competing products, including less-invasive or non-invasive products such as Viagra. We may be unable to compete effectively with our competitors if we cannot keep up with existing or new alternative products, techniques, therapies and technology in the urology market. These new technologies and products may beat our products to the market, be more effective than our products or render our products obsolete by substantially reducing the prevalence of incontinence, erectile dysfunction or prostate diseases. See “Business— Competition” for more information about our competitors.

If we cannot obtain adequate levels of reimbursement from third-party payors for our products, physicians and patients may be reluctant to use our products and sales may decline.

We may be unable to sell our products on a profitable basis if third-party payors deny coverage or reduce their current levels of reimbursement. Our revenues depend largely on government health care programs and private health insurers reimbursing patients’ medical expenses. Physicians, hospitals and other health care providers may not purchase our products if they do not receive satisfactory reimbursement from these third-party payors for the cost of the procedures using our products. Payors continue to review their coverage policies carefully for existing and new therapies and can, without notice, deny coverage for treatments that include the use of our products.

If we are unable to obtain adequate levels of reimbursement from third-party payors outside of the United States, international sales of our products may decline. Outside of the United States, reimbursement systems vary significantly by country. Many foreign markets have governmentally managed health care systems that govern reimbursement for new devices and procedures. Some European countries, in particular France, have tightened reimbursement rates, which has contributed to a decrease in our international sales, particularly of our artificial urinary sphincter. See “Business—Third-Party Reimbursement” for more information regarding reimbursement in the United States and internationally.

If our efforts to acquire other companies or product lines fail, the growth of our business may suffer.

As part of our growth strategy, we intend to pursue acquisitions of other companies or products and distribution arrangements. Our ability to grow through acquisitions or distribution arrangements depends upon our ability to identify, negotiate and complete suitable acquisitions or distribution arrangements. Even if we complete acquisitions, we may also experience:

•	difficulties in assimilating any acquired companies and products into our existing business;

•	delays in realizing the benefits of the acquired company or products;

•	diversion of our management’s time and attention from other business concerns;

•	lack of or limited direct prior experience in new markets we may enter; or

•	difficulties in retaining key employees of the acquired business necessary to manage these acquisitions.

In addition, an acquisition could materially impair our operating results by causing us to incur debt or requiring us to amortize acquisition expenses and acquired assets.

If we supply products to the market that we must recall, our business could suffer from negative publicity and our sales could decline.

In the event that any of our products prove to be defective, we could voluntarily recall, or the FDA could require us to redesign or implement a recall of, any defective product. Since our acquisition from Pfizer, the cost of sales for recalled products was approximately $1 million, of which $837,000 was related to one of our products. Based on this experience, and the fact that our competitors have also recalled products, we believe there is a possibility that we may recall products in the future and that future recalls could result in significant costs to us and significant negative publicity which could harm our ability to market our products in the future. Though it is not possible to quantify the economic impact of a recall, it could have a negative impact on our business.

We may incur substantial costs and our business may suffer due to current and future litigation.

If we lose any future intellectual property lawsuits, a court could require us to pay significant damages or prevent us from selling our products.  The medical device industry is litigious with respect to patents and other intellectual property rights. Companies in the medical device industry have used intellectual property litigation to gain a competitive advantage. In the past we have been a party, and in the future we may become a party, to lawsuits involving patents or other intellectual property. A legal proceeding, regardless of the outcome, could drain our financial resources and divert the time and efforts of our management. If we lose one of these proceedings, a court, or a similar foreign governing body, could require us to pay significant damages to third parties, require us to seek licenses from third parties and pay ongoing royalties, require us to redesign our products or prevent us from manufacturing, using or selling our products. In addition to being costly, protracted litigation to defend or prosecute our intellectual property rights could result in our customers or potential customers deferring or limiting their purchase or use of the affected products until resolution of the litigation.

If product liability lawsuits are brought against us, our business may be harmed.  The manufacture and sale of medical devices entails significant risk of product liability claims. In the past, we have had a significant number of product liability claims relating to our penile prostheses. In the future, we may be subject to additional product liability claims, some of which may have a negative impact on our business. Our existing products liability insurance coverage may be inadequate to protect us from any liabilities we might incur. If a product liability claim or series of claims is brought against us with respect to uninsured liabilities or in excess of our insurance coverage, our business could suffer.

If we fail to obtain a sufficient supply of cadaveric dermis for sling material, sales of our sling procedure kits could decline.

We provide human cadaveric dermal tissue as a service in conjunction with the sale of our sling procedure kits for urinary incontinence. Currently, the available supply of human cadaveric dermal tissue is not sufficient to meet demand. If we are unable to obtain enough human cadaveric dermal tissue, sales of our sling procedure kits could decline.

If we lose one of our key suppliers, we may be unable to meet our customer orders for our products in a timely manner or within our budget.

If we are unable to obtain materials we need from our key suppliers, we may be unable to manufacture our products for a period of time or within our budget. We rely on one supplier for the silicone used in most of our implantable penile prosthesis and sphincters. We are aware of only two suppliers of silicone to the medical device industry for permanent implant usage. We rely mostly on one supplier for some of the components used in Influence’s sling procedure kits. We are currently aware of only a few suppliers of these components that we may use if needed. In addition, future products we develop may use materials that are available only from limited sources.

Suppliers of raw materials and components may decide for reasons beyond our control to cease supplying raw materials and components to us. For example, the controversies in the United States surrounding the use of silicone in breast implants have caused suppliers to carefully evaluate supplying silicone to manufacturers of medical devices. We have no written agreements with our key suppliers requiring them to supply us with these raw materials or components. In addition, the FDA requires us to identify any supplier we use. The FDA may require additional testing of any raw materials or components from new suppliers prior to our use of these materials or components.

Our use of silicone and cadaveric tissue could cause public controversy which may prevent customers from choosing our products.

Our use of silicone and cadaveric tissue may result in controversies or even litigation, which could have a material negative impact on our sales. Although we do not use the type of silicone gel used in breast implants, the public may still view our penile implant products as harmful as a result of the controversies surrounding the use of silicone in breast implants. Studies or research unknown to date may also cast doubt on the safety of our products and the appropriateness of their intended use. There are a number of competing uses for cadaveric tissue, including for burn patients, which the public may view as a more critical use of this tissue. In addition, the public may view the distribution of cadaveric tissue by a for-profit company, such as AMS, as inappropriate.

If we are unable to continue to meet the operational, legal and financial challenges we may encounter in our international operations, the growth of our international business may be limited.

International sales accounted for 19% of our net sales in 2000. We expect that international sales will continue to be a significant portion of our business. Our international sales and operations subject us and our representatives, agents and distributors to laws and regulations of foreign jurisdictions. The following factors, among others, may negatively impact our international sales and operations. Our international sales are predominately generated in Europe. In Europe, healthcare regulation and reimbursement for medical devices vary significantly from country to country on a regular basis. This changing environment could adversely affect our ability to sell our products in some European countries.

We frequently launch new products in Europe. Our ability to launch new products rapidly and effectively in Europe can affect market acceptance of new products in the United States and other markets. In addition, we have experienced a higher turnover rate among our European sales force than we have experienced in the United States. Our ability to attract and retain an effective sales force in Europe will affect our European sales. Also, we will need to attract and retain distributors in countries outside of Europe to grow our international sales.

Fluctuations in foreign currency exchange rates could result in declines in our reported sales and earnings.

Since our international sales are denominated in local currencies and not in U.S. dollars, our reported sales and earnings are subject to fluctuations in foreign exchange rates. At present, we do not engage in hedging transactions to protect against uncertainty in future exchange rates between particular foreign currencies and the U.S. dollars.

If our patents and other intellectual property rights do not adequately protect our products, we may lose market share to our competitors and be unable to operate our business profitably.

We rely on patents, trade secrets, copyrights, know-how, trademarks, license agreements and contractual provisions to establish our intellectual property rights and protect our products. These legal means, however, afford only limited protection and may not adequately protect our rights. In addition, we cannot assure you that any of our pending patent applications will issue. The U.S. Patent and Trademark Office, or the PTO, may deny or significantly narrow claims made under patent applications and the issued patents, if any, may not provide us with significant commercial protection. We could incur substantial costs in proceedings before the PTO. These proceedings could result in adverse decisions as to the priority of our inventions. In addition, the laws of some of the countries in which our products are or may be sold may not protect our products and intellectual property to the same extent as U.S. laws, or at all. We may be unable to protect our rights in trade secrets and unpatented proprietary technology in these countries.

We seek to protect our trade secrets and unpatented proprietary technology, in part, with confidentiality agreements with our employees and consultants. We cannot assure you, however, that:

•	these agreements will not be breached;

•	we will have adequate remedies for any breach; or

•	trade secrets will not otherwise become known to or independently developed by our competitors.

If we fail to obtain regulatory approval to commercially manufacture or sell any of our products, or if approval is delayed, we will be unable to generate revenue from the sale of those products.

We must obtain regulatory approvals to market our products in the United States and foreign jurisdictions. If we fail to receive regulatory approval for future products, we will be unable to market and sell these future products. In the United States, we must obtain approval from the FDA before we can begin commercializing most of our products. The FDA approval process is typically lengthy and expensive, and approval is never certain. For a description of the FDA regulatory process, see “Business— Government Regulation.” Products distributed outside of the United States are also subject to foreign government regulations which vary from country to country. The time required to obtain approval from a foreign country may be longer or shorter than that required for FDA clearance. Our failure to comply with regulatory approvals could result in government authorities:

•	imposing fines and penalties on us;

•	preventing us from manufacturing our products;

•	bringing civil or criminal charges against us;

•	delaying the introduction of our new products into the market;

•	recalling or seizing our products;

•	disrupting the manufacture or distribution of our products; or

•	withdrawing or denying approvals for our products.

We will be unable to sell our products if we fail to comply with manufacturing regulations.  In order to commercially manufacture our products we must comply with the FDA’s manufacturing regulations which govern design controls, quality systems and documentation policies and procedures. The FDA and foreign authorities periodically inspect our manufacturing facilities. Our failure to comply with these manufacturing regulations may prevent us or delay us from marketing or distributing our products and this would have a negative impact on our business. For a description of the manufacturing regulations we must comply with, see “Business — Government Regulation.”

Our business may suffer if our new products are not cleared to market in the United States or any other market.  We sell some of our products only in international markets because they have not been cleared for marketing in the United States. We may be unable to sell the products we are selling in Europe in the United States. We may be unable to sell our future products in Europe, the United States or any other market for a number of reasons. These reasons include, among others, the possibilities that the potential products will be:

•	ineffective or cause harmful side effects during preclinical testing or clinical trials;

•	difficult to manufacture on a large scale; or

•	uneconomical.

If the current regulations governing the use of human tissue change, sales of our sling procedure kits may decline.

We provide human cadaveric tissue as a service in conjunction with the sale of our sling procedure kits for urinary incontinence. If we fail to comply with laws or regulations relating to human tissue services, we may be unable to provide human tissue with our sling procedure kits and sales of sling procedure kits could decline. The procurement and transplantation of human tissue are currently subject to federal regulation under a criminal statute, which prohibits the purchase and sale of the human tissue we provide for valuable consideration. The term valuable consideration does not include reasonable payments associated with services such as the removal, transportation, implantation, processing, preservation, quality control and storage of human tissue. The FDA currently regulates human tissue-based products on a limited basis, but has proposed a more comprehensive regulatory framework. If this more comprehensive regulatory framework is adopted, we could be limited in our ability to provide human cadaveric tissue. This could result in a decrease in sales of our sling procedure kits.

If our royalty income declines, our net income will decline.

In 2000, we recognized approximately $2.9 million of royalty income from the sale of medical products by a third party that is covered by patents we own. Because the royalty income does not have any cost, all of our royalty income contributes to pre-tax net income and has a greater impact on net income than other revenue items. Any decrease in royalty income will reduce our pre-tax net income by an equal amount.

Risks Related to the Offering

If a significant number of shares of our common stock is sold into the market following the offering, the market price of our common stock could significantly decline, even if our business is doing well.

Many of our stockholders will have an opportunity to sell their stock following the offering. Also, many of our employees and directors may exercise their stock options in order to sell the stock underlying their options in the market under a registration statement we have filed with the SEC. Sales of a substantial number of shares of our common stock in the public market after the offering could depress the market price of our common stock and impair our ability to raise capital through the sale of additional equity securities. Officers, directors and our principal stockholder owning an aggregate of approximately 17,219,424 shares of our common stock have agreed that they will not, without the prior written consent of the underwriters, directly or indirectly sell any of these restricted shares, or any of the 811,750 shares of our common stock that we may issue upon the exercise of outstanding options held by our officers and directors, for 90 days after the date of this prospectus.

Our certificate of incorporation, our bylaws and Delaware law contain provisions that could discourage, delay or prevent a takeover of AMS.

Provisions of our certificate of incorporation, bylaws and Delaware law may discourage, delay or prevent a merger with, or acquisition of, AMS that you may consider favorable. See “Management—Board of Directors Composition and Compensation” and “Description of Capital Stock—Undesignated Preferred

Stock;—Anti-Takeover Provisions of Delaware Law” for more information on the specific provisions of our certificate of incorporation, our bylaws and Delaware law that could discourage, delay or prevent a change of control of AMS.

Our stock price may be volatile and your investment in our common stock could suffer a decline in value.

While there is currently a public market for our common stock, trading may not continue. You may be unable to resell the common stock you buy at or above the public offering price. We will establish the public offering price through our negotiations with the representatives of the underwriters. You should not view the price they establish as any indication of prices that will prevail in the trading market. With the current uncertainty about health care policy, reimbursement and coverage in the United States, there has been significant volatility in the market price and trading volume of securities of medical device and other health care companies unrelated to the performance of these companies. These broad market fluctuations may negatively affect the market price of our common stock. Some specific factors that may have a significant affect on our common stock market prices include:

•	actual or anticipated fluctuations in our operating results;

•	our announcements or our competitors’ announcements of technological innovations or new products;

•	clinical trial results;

•	changes in our growth rates or competitors’ growth rates;

•	developments regarding our patents or proprietary rights, or those of our competitors;

•	FDA and international actions with respect to the government regulation of medical devices and third-party reimbursement matters;

•	public concern as to the safety of our products;

•	changes in health care policy in the United States and internationally;

•	conditions in the financial markets in general;

•	conditions of other medical device companies or the medical device industry generally; and

•	changes in stock market analyst recommendations regarding our common stock, other comparable companies or the medical device industry generally.

Our executive officers, directors and significant stockholder may be able to influence matters requiring stockholder approval.

After the offering, our executive officers and directors (including Warburg Pincus and stockholders with which directors are affiliated) will control approximately 52% of our outstanding voting common stock. Warburg Pincus, individually, will own approximately 42% of our voting common stock. This concentration of ownership may have the effect of delaying, preventing or deterring a change in control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale or merger of AMS and may negatively affect the market price of our common stock. Certain of our stockholders are parties to a stockholders agreement, which provides that as long as any of these stockholders own at least 10% of our capital stock they will have the right to designate a specified number of persons to our board of directors. Upon the completion of the offering, Warburg Pincus will have the right under the stockholders agreement to designate two persons to be appointed or nominated to our board of directors. As a result of this share ownership and minority representation on our board of directors, Warburg Pincus will be able to influence all affairs and actions of our company, including matters requiring stockholder approval such as the election of directors and approval of significant corporate transactions. The interests of our executive officers, directors and principal stockholders may differ from the interests of the other stockholders.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, principally in the sections entitled “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” and “Business.” Generally, you can identify these statements because they use phrases like “anticipates,” “believes,” “expects,” “future,” “intends,” “plans,” and similar terms. These statements are only predictions. Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy, and actual results may differ materially from those we anticipated due to a number of uncertainties, many of which are unforeseen. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, among others, the risks we face as described on the previous pages and elsewhere in this prospectus.

We believe it is important to communicate our expectations to our investors. There may be events in the future, however, that we are unable to predict accurately or over which we have no control. The risk factors listed on the previous pages, as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in the previous risk factors and elsewhere in this prospectus could negatively impact our business, operating results, financial condition and stock price.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of the 3,500,000 shares of our common stock we are offering under this prospectus at an assumed public offering price of $17.00 per share will be approximately $55.6 million, after deducting the underwriting discount and estimated offering expenses. We will not receive any proceeds from the sale of common stock by the selling stockholder.

As of March 31, 2001, we had approximately $43 million of indebtedness outstanding under our senior credit facility with a syndication of banks led by Bank of America, N.A. We anticipate using the net proceeds of the offering to repay approximately $13 million of term debt under this credit facility upon completion of the offering. We also plan to repay approximately $10 million of additional term debt under this credit facility later in 2001 with either proceeds from the offering or cash from operations, or a combination of both. See “Certain Transactions” and “Underwriting” for more information on our senior credit facility. Based on March 31, 2001 balances, we would incur a one-time, pre-tax expense of approximately $500,000 for termination fees under the swap agreement described below, which covers a portion of the term debt that we plan to repay, if and when we repaid the $10 million of term debt that we plan to repay later in 2001. The actual amount of the termination fee will be based on the remaining term of the swap agreement and prevailing interest rates at the time of repayment and could be higher or lower than $500,000. Following repayment of $23 million of term debt, we will have approximately $20 million of term debt outstanding subject to the swap agreement and an unused $15 million revolving line of credit.

We currently have an interest swap agreement covering $30.0 million of the outstanding indebtedness under the term note, essentially establishing a fixed rate of 10.065% on this portion of the debt. The remaining outstanding balance under the term note bears interest, payable quarterly, at the higher of the federal funds rate plus 0.5% or the prime rate plus 1% to 2% for Base Rate Loans, or the London InterBank Offering Rate, or LIBOR, plus 2% to 3% for Eurodollar Loans, depending upon whether we have requested a Base Rate Loan or a Eurodollar Loan from our lenders. We have only requested Eurodollar Loans from our lenders. As of March 31, 2001, LIBOR was 4.9% and our Eurodollar rate was 6.9%.

We plan to use the balance of the proceeds for general corporate purposes, including to fund expansion of our current product offering through research and development and acquisitions of technologies, products and companies. We have no present understandings, commitments or agreements with respect to any acquisitions. Pending the uses described above, we intend to invest the net proceeds of the offering in short-term, investment-grade, interest-bearing securities. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” for additional information regarding our sources and uses of capital.

PRICE RANGE OF COMMON STOCK

Our common stock began trading on the Nasdaq National Market System on August 11, 2000 under the symbol “AMMD.” Before that date, no public market for our common stock existed. The following table sets forth, for the periods indicated, the high and low sales prices per share of our common stock as reported on the Nasdaq National Market.

	High	Low

Fiscal Year 2001

First Quarter	$15.50	$8.13

Second Quarter (through June 5, 2001)	$18.20	$7.10

Fiscal Year 2000

Third Quarter (since August 11, 2000)	$16.00	$10.88

Fourth Quarter	$21.31	$11.13

On June 5, 2001, the last reported sales price of common stock on the Nasdaq National Market was $17.00 per share. As of June 5, 2001, there were 73 stockholders of record and an estimated 700 beneficial stockholders.

DIVIDEND POLICY

We have never declared or paid cash dividends. We currently intend to retain all future earnings for the operation and expansion of our business. We do not anticipate declaring or paying cash dividends on our common stock in the foreseeable future. Any payment of cash dividends on our common stock will be at the discretion of our board and will depend upon our results of operations, earnings, capital requirements, contractual restrictions and other factors deemed relevant by our board. In addition, our current senior credit facility prohibits us from paying you any cash dividends without our lenders’ consent.

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and capitalization as of March 31, 2001.

In the as adjusted column, we have made adjustments to give effect to our receipt of the estimated net proceeds of $55.6 million from the sale of 3,500,000 shares of common stock we are offering for sale under this prospectus at an assumed public offering price of $17.00 per share and the application of these proceeds as set forth under the caption “Use of Proceeds.” We have also reflected approximately $23 million repayment of debt from the proceeds of the offering.

You should read this table in conjunction with our consolidated financial statements and their notes. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Use of Proceeds” and “Description of Capital Stock” for additional information.

	As of March 31, 2001

	Actual	As Adjusted

	(in thousands)

Cash and cash equivalents	$8,596	$41,196

Long-term debt, including current portion	$42,984	$19,984

Stockholders’ equity:

Preferred stock, $.01 par value, 5,000,000 shares authorized, none issued and outstanding actual or as adjusted	—	—

Common stock, par value $.01 per share; authorized 95,000,000 shares; issued and outstanding 16,261,087 voting shares and 11,597,941 non-voting shares on an actual basis; and 31,498,191 voting shares and no non-voting shares on an as adjusted basis	279	314

Additional paid-in capital	135,919	191,484

Deferred compensation	(827)	(827)

Accumulated other comprehensive loss	(2,478)	(2,168)

Accumulated deficit	(22,731)	(23,041)

Total stockholders’ equity	110,162	165,762

Total capitalization	$153,146	$185,746

The outstanding share information in the table above is based on the number of shares outstanding as of March 31, 2001. The table above excludes:

•	3,182,292 shares of our common stock that we may issue upon the exercise of outstanding options at a weighted average exercise price of $3.80 per share;

•	392,302 shares of our common stock available for future issuances under our 2000 Equity Incentive Plan;

•	212,070 shares of our common stock that we estimate issuing under an Exchange Agreement we entered into in December 1999 in connection with our acquisition of Influence; and

•	285,427 shares of our common stock available for future issuances under our Employee Stock Purchase Plan.

SELECTED FINANCIAL DATA

The following tables set forth certain selected combined and consolidated financial data of American Medical Systems Holdings, Inc. and its predecessor for the periods indicated. We derived our selected combined and consolidated financial data as of December 31, 1998, 1999, and 2000 and for the period from January 1, 1998 to September 10, 1998 and September 11, 1998 to December 31, 1998 and the years ended December 31, 1999 and 2000 from our consolidated financial statements included elsewhere in this prospectus that were audited by Ernst & Young LLP. We derived our selected combined financial data as of December 31, 1996 and 1997 and for the years then ended from our financial statements that were audited by other auditors. The audited combined financial statements for the years ended December 31, 1996 and 1997 are not included in this prospectus. The selected consolidated financial data for the three months ended March 31, 2000 and 2001 has been derived from our unaudited consolidated financial statements which, in the opinion of management, include all adjustments, consisting solely of normal recurring adjustments, necessary for a fair presentation of the consolidated financial information shown on these statements. The results for the three months ended March 31, 2001 are not necessarily indicative of the results to be expected for the full year or any future period.

	Combined Predecessor

	Year Ended		Period from
	December 31,		January 1, 1998
			to September 10,
	1996	1997	1998

Statement of Operations Data:

Net sales	$97,933	$91,958	$54,615

Cost of sales(1)	17,325	19,694	14,050

Gross profit	80,608	72,264	40,565

Operating expenses:

Marketing and sales	26,851	21,607	18,486

General and administrative	9,926	17,073	19,846

Research and development	13,747	16,251	10,177

Transition and reorganization	—	—	—

Amortization of intangibles	1,190	998	19

In-process research and development	—	—	—

Total operating expenses	51,714	55,929	48,528

Operating income (loss)	28,894	16,335	(7,963)

Royalty and other income (expense)	(571)	(112)	(155)

Interest expense	—	—	—

Income (loss) before taxes	28,323	16,223	(8,118)

Income tax benefit (expense)	(10,581)	(6,136)	3,241

Net income (loss)	$17,742	$10,087	$(4,877)

Earnings per share:

Basic and diluted

Shares used in calculation:

Basic

Diluted

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Consolidated American Medical Systems Holdings, Inc.

	Period from	Year Ended		Three Months Ended
	September 11, 1998	December 31,		March 31,
	to December 31,
	1998	1999	2000	2000	2001

	(in thousands, except per share data)

Statement of Operations Data:

Net sales	$23,115	$81,353	$100,317	$24,986	$27,548

Cost of sales(1)	15,551	31,419	21,891	5,730	5,397

Gross profit	7,564	49,934	78,426	19,256	22,151

Operating expenses:

Marketing and sales	8,261	30,400	39,277	9,864	11,409

General and administrative	1,951	7,889	12,128	2,694	2,726

Research and development	2,884	9,552	12,225	3,028	3,190

Transition and reorganization	2,517	3,000	1,000	—	—

Amortization of intangibles	965	4,260	8,360	1,991	2,200

In-process research and development	—	7,354	—	—	—

Total operating expenses	16,578	62,455	72,990	17,577	19,525

Operating income (loss)	(9,014)	(12,521)	5,436	1,679	2,626

Royalty and other income (expense)	180	4,205	2,928	726	1,075

Interest expense	(1,672)	(6,873)	(6,943)	(1,844)	(1,027)

Income (loss) before taxes	(10,506)	(15,189)	1,421	561	2,674

Income tax benefit (expense)	4,024	5,340	(1,369)	(352)	(1,270)

Net income (loss)	$(6,482)	$(9,849)	$52	$209	$1,404

Earnings per share:

Basic and diluted			$0.00		$0.05

Shares used in calculation:

Basic			10,478		27,813

Diluted			13,021		30,104

(1)	In connection with our acquisition from Pfizer Inc., we recorded inventories at fair market value at the date of the acquisition. This accounting treatment required a $21.8 million write-up of inventories above manufacturing costs. The write-up was charged to cost of sales over the following six months as the acquired inventory was sold. Cost of sales were charged $10.2 million in the period from September 11 to December 31, 1998 and $11.6 million in the first quarter of 1999 related to this fair market value cost adjustment.

	Combined		Consolidated American Medical Systems
	Predecessor		Holdings, Inc.

	As of December 31,					As of
						March 31,
	1996	1997	1998	1999	2000	2001

	(in thousands)

Balance Sheet Data:

Cash and cash equivalents(1)	$—	$—	$2,808	$6,940	$12,165	$8,596

Working capital (deficit)	101,456	108,197	26,193	(235)	18,746	13,017

Total assets	164,448	174,716	155,600	187,290	181,262	181,884

Long-term liabilities	48,990	52,104	95,000	95,821	39,890	38,954

Redeemable preferred stock	—	—	40,981	67,465	—	—

Stockholders’ equity (deficit)	$115,458	$122,612	$(7,908)	$(21,836)	$109,523	$110,162

	Combined Predecessor			Consolidated American Medical Systems Holdings, Inc.

							Three Months
	Year Ended		Period from	Period from	Year Ended		Ended
	December 31,		January 1, 1998	September 11, 1998	December 31,		March 31,
			to September 10,	to December 31,
	1996	1997	1998	1998	1999	2000	2000	2001

				(in thousands)

Other Financial Data:

EBITDA(2)	$31,029	$18,856	$(6,063)	$2,980	$17,487	$20,447	$5,315	$6,848

EBITA(2)	29,513	17,221	(8,099)	2,367	14,909	16,724	4,396	5,901

Cash flows provided by (used in) operating activities	1,219	2,642	1,256	850	13,898	6,711	(333)	4,811

Cash flows provided by (used in) investing activities	(1,219)	(2,642)	(1,294)	(721)	(39,092)	(8,030)	(4,460)	(7,857)

Cash flows provided by (used in) financing activities	—	—	—	—	29,253	6,535	2,800	(1,165)

(1)	Cash balances at December 31, 1996 and 1997 were zero because Pfizer regularly transferred cash from our predecessor’s bank account to its bank account as part of its cash management policy.

(2)	EBITDA consists of net income (loss) excluding net interest, taxes, depreciation, amortization (except amortization of deferred compensation), non-cash charges related to acquired inventory, and the in-process research and development write-off. EBITA consists of net income (loss) excluding net interest, taxes, amortization (except amortization of deferred compensation), non-cash charges related to acquired inventory, and the in-process research and development write-off. EBITDA and EBITA are provided because they are measures of financial performance commonly used as an indicator of a company’s historical ability to service debt. We have presented EBITDA and EBITA to enhance your understanding of our operating results. You should not construe them as alternatives to operating income as an indicator of operating performance. They should also not be construed as an alternative to cash flows from operating activities as a measure of liquidity determined in accordance with GAAP. We may calculate EBITDA and EBITA differently from other companies. For further information, see our financial statements and related notes elsewhere in this prospectus.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with the “Selected Financial Data” and our financial statements and the related notes appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. The actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those under the heading “Risk Factors.”

Overview

Operations Overview

We manufacture and market a broad and well-established line of medical devices for patients suffering from incontinence, erectile dysfunction and prostate disease. We are focused on expanding our product offering and adding less-invasive medical devices for urological disorders through product development and acquisitions.

Through our research and development activities, we have expanded our product offering across each of the three urology markets in which we participate. In our incontinence product line, we recently launched two new products, the SPARC Sling System and the Straight-In Sacral Colpopexy System, and intend to launch three additional products by the end of 2001. In our erectile dysfunction product line, we recently launched our Parylene Micro Coating and InhibiZone Antibiotic Surface Treatment for our penile implants. In our prostate disease product line, we launched our ProstaJect Ethanol Injection System, a minimally invasive treatment option for BPH.

In 1999, we expanded our commitment to the incontinence and prostate disease markets with the acquisition of several technologies. These acquisitions have enabled us to diversify our product portfolio and offer a sling product for incontinence, one of the fastest growing surgical procedures for the treatment of incontinence.

In August 1999, we acquired the UroVive Microballoon System for the treatment of urinary incontinence. We paid $4.2 million at the closing of the acquisition. We are also committed to make royalty payments through 2003. In connection with the transaction, we recorded $2.4 million of intangible assets and expensed $1.3 million of in-process research and development costs.

In October 1999, we acquired exclusive worldwide distribution rights to ProstaJect. In exchange, we have made equity investments totaling $3.5 million in the company that developed this product and are required to invest up to an additional $1.0 million of equity if certain clinical study milestones are achieved.

In December 1999, we acquired Influence, a provider of surgical devices used in incontinence procedures. We paid $24.3 million at the closing of the acquisition. We have made contingent purchase price payments of approximately $17.2 million, which included approximately $7.9 million in April 2001 following the settlement of our litigation with Boston Scientific Corporation. This contingent purchase price payment is net of related costs of $2.1 million. The settlement costs represent purchase price payments and have been recorded as goodwill. We expect to make approximately $600,000 of additional payments related to the acquisition. In connection with the transaction, we expensed $6.1 million of in-process research and development costs and recorded $20.3 million of goodwill and other intangible assets. We also capitalized $3.2 million related to transaction and transition costs.

We manufacture most of our products and related components from our 180,000 square foot corporate headquarters located in Minnetonka, Minnesota.

We have established a strong sales, marketing and distribution infrastructure that includes over 100 direct field representatives worldwide. Our U.S. sales force is comprised of two teams of sales representatives.

One team is focused on selling traditional AMS products, including our erectile dysfunction products, artificial urinary sphincters and UroLume stents. The other team, made up primarily of the former Influence sales force, is focused on selling sling and pelvic floor reconstruction products to the incontinence market. During 2000, approximately 81% of our net sales were in the United States. We also have direct sales representatives located in five Western European countries, Canada and Australia. Supplementing this sales force are approximately 45 distributors that sell our products throughout Asia, Latin America, the Middle East and Africa. We believe our worldwide selling organization has the capacity to sell additional urology products. As we commercialize newly developed or acquired products through our selling organization, we expect our selling expenses as a percentage of revenue to decrease.

Our marketing organization has effectively developed and implemented strategies designed to create close working relationships with physicians. These programs are designed in part to educate physicians and patients. These programs provide us with exceptional access to physicians throughout the world and help us establish and maintain long-term relationships with them.

Our U.S.-based research and development staff focuses on developing new products to treat incontinence, erectile dysfunction and prostate disease. In addition, our research and development staff continually works on enhancing our current product offerings. We also conduct research and development activities in Israel, although we are in the process of transferring these activities to our U.S. facility. We regularly conduct clinical trials to support our product introductions and to meet regulatory requirements.

Separation from Pfizer

We founded our business in 1972. Pfizer Inc. acquired our business in 1985. In September 1998, a group of investors led by Warburg Pincus acquired our assets from a Pfizer subsidiary. We formed American Medical Systems Holdings, Inc., our current holding company, in April 2000.

The acquisition of our assets was financed by a $40.0 million preferred stock investment and $95.0 million of senior debt. Goodwill and other intangible assets of approximately $74.6 million resulted from the acquisition.

Prior to the acquisition, we relied on Pfizer for various corporate functions, including management information systems and benefit plans. Accordingly, following the acquisition, we assessed our senior management personnel needs, completed a strategic review of our research and development efforts, and established new benefit plans and accounting and information systems. These transition and reorganization expenses totaled $2.5 million in the period from September 11 to December 31, 1998, $3.0 million in the first quarter of 1999, and $1.0 million in the second quarter of 2000. We borrowed $2.5 million in early 1999 to pay for these costs. During 1999, we also hired additional senior corporate officers and established independent management information systems.

In connection with the acquisition, we recorded inventories at fair market value at the date of the acquisition. This accounting treatment required a $21.8 million write-up of inventories. The write-up was charged to cost of sales over the six-month period during which these inventories were sold, including $10.2 million in the period from September 11 to December 31, 1998 and $11.6 million in the first quarter of 1999.

In the first quarter of 1999, we collected $6.8 million of receivables from Pfizer. This amount included $5.2 million for the working capital we used on behalf of Pfizer between the date of the acquisition agreement and the closing of the acquisition, $607,000 of pension costs related to terminated employees, and $924,000 for services rendered under a service agreement with a subsidiary of Pfizer.

Financial Overview

We incurred substantial losses between September 1998 and September 2000. During the period from September 11 to December 31, 1998, we incurred a loss of $10.5 million before income taxes and, during the year ended December 31, 1999, we incurred a loss of $15.2 million before income taxes. These losses resulted primarily from costs related to the acquisition, including charges to cost of sales related to acquired inventories of $10.2 million during the period from September 11 to December 31, 1998 and $11.6 million in the first quarter of 1999. We also wrote off $7.4 million of in-process research and development during 1999 related to our acquisition of Influence and the UroVive Microballoon System. Transition and reorganization costs of $2.5 million in the period from September 11 to December 31, 1998 and $3.0 million in 1999 also contributed to these losses.

Under the Pfizer acquisition agreement, Pfizer agreed to indemnify us for the costs of product liability claims relating to products sold prior to the acquisition. General and administrative costs decreased $13.9 million, or 63.8%, from $21.8 million in 1998 to $7.9 million in 1999 primarily due to legal expenses relating to product liability exposure allocated to us by Pfizer prior to the acquisition. Excluding these legal expenses, general and administrative costs as a percentage of net sales decreased from 11.7% in 1998 to 9.7% in 1999, in part because of efficiencies gained from operating as an independent company.

The debt incurred in connection with the acquisition led to interest expense of $1.7 million in the period from September 11 to December 31, 1998 and $6.9 million in the years ended December 31, 1999 and 2000. We plan to use up to $23 million of proceeds from the offering to repay approximately $23 million of outstanding term debt under our existing senior credit facility, which was approximately $43 million on March 31, 2001. See “Use of Proceeds.”

On December 31, 2000, we had domestic tax loss carryforwards of approximately $8.5 million, which begin to expire in 2018, and foreign tax loss carryforwards of approximately $25.0 million with no expiration. Realization of the future tax benefits related to this net deferred tax asset is dependent on many factors, including our ability to generate taxable income within the net operating loss carryforward period. To the extent the net operating losses were created in a foreign jurisdiction, we have included a valuation allowance of $5.0 million. This amount represents the approximate amount by which we project the net operating losses to exceed future income in that foreign jurisdiction.

Our net operating losses from September 11, 1998 through December 31, 1999 resulted primarily from acquisition accounting and transition and reorganization charges of a non-recurring nature. Without these non-recurring charges, we would have been profitable during these periods. We have implemented a tax-planning strategy to utilize most of the net operating losses created in foreign jurisdictions. Accordingly, except for some of the net operating losses that were created in a foreign jurisdiction, we believe that our future taxable income will be sufficient to utilize these net operating loss carryforwards.

Results of Operations

The following table sets forth, for the periods indicated, certain selected financial data expressed as a percentage of net sales:

	Combined
	Predecessor	Consolidated American Medical Systems Holdings, Inc.

	Period From	Period From			Three Months
	January 1	September 11	Year Ended		Ended
	to	to	December 31,		March 31,
	September 10,	December 31,
	1998	1998	1999	2000	2000	2001

Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Cost of sales	25.7	67.3	38.6	21.8	22.9	19.6

Gross profit	74.3	32.7	61.4	78.2	77.1	80.4

Operating expenses:

Marketing and sales	33.9	35.7	37.4	39.2	39.5	41.4

General and administrative	36.3	8.4	9.7	12.1	10.8	9.9

Research and development	18.7	12.5	11.8	12.2	12.1	11.6

Transition and reorganization	—	10.9	3.7	1.0	—	—

Amortization of intangibles	—	4.2	5.2	8.3	8.0	8.0

In-process research and development	—	—	9.0	—	—	—

Total operating expenses	88.9	71.7	76.8	72.8	70.4	70.9

Operating income (loss)	(14.6)	(39.0)	(15.4)	5.4	6.7	9.5

Royalty and other income (expense)	(0.3)	0.8	5.2	2.9	2.9	3.9

Interest expense	—	(7.3)	(8.5)	(6.9)	(7.4)	(3.7)

Income (loss) before taxes	(14.9)	(45.5)	(18.7)	1.4	2.2	9.7

Income tax benefit (expense)	6.0	17.5	6.6	(1.3)	(1.4)	(4.6)

Net income (loss)	(8.9%)	(28.0%)	(12.1%)	0.1%	0.8%	5.1%

Our cost of sales for the period from September 11 to December 31, 1998 and the year ended December 31, 1999 are not comparable to those of prior or subsequent periods because under generally accepted accounting principles, we were required to revalue our inventories in connection with the acquisition from Pfizer. In addition, in the fourth quarter of 1999, we recorded an $837,000 charge related to a recall of approximately 2,000 units of the delivery system used to place our UroLume stent. We discovered that some of the delivery systems used to place our UroLume Endoprosthesis stent contained a small crack in the handle. In some situations, this crack adversely affected the ability of the physician to properly place the stent. As a result, we voluntarily initiated a recall to remove all products from the market that had not been used. The following table sets forth an analysis of cost of sales expressed as a percentage of sales adjusted to exclude these items:

	Combined
	Predecessor	Consolidated American Medical Systems Holdings, Inc.

	Period	Period
	From	From			Three Months
	January 1	September 11	Year Ended		Ended
	to	to	December 31,		March 31,
	September 10,	December 31,
	1998	1998	1999	2000	2000	2001

Cost of sales	25.7%	67.3%	38.6%	21.8%	22.9%	19.6%

Amortization of acquisition costs assigned to inventory	—	(44.3)	(14.3)	—	—	—

Charge related to UroLume Endoprosthesis recall	—	—	(1.0)	—	—	—

Adjusted cost of sales	25.7%	23.0%	23.3%	21.8%	22.9%	19.6%

Comparison of three months ended March 31, 2001 to three months ended March 31, 2000

Net sales. Net sales increased $2.5 million, or 10.3%, from $25.0 million in the first quarter of 2000 to $27.5 million in the first quarter of 2001. Of this increase, 76.1% was attributable to incontinence product sales, which increased 18.6% in the first quarter of 2001 versus the same period in 2000. Erectile dysfunction sales increased 2.1% in the first quarter of 2001 versus the same period in 2000. Prostate disease products sales increased 30.5% in the first quarter of 2001 versus the same period in 2000. Manufacturing problems at an outside supplier negatively affected sales of prostate disease products in 2000.

Net sales in the United States increased $2.3 million, or 11.5%, from $20.1 million in the first quarter of 2000 to $22.4 million in the same period in 2001. The majority of this increase is attributable to higher sales in our incontinence product line.

Foreign net sales increased $246,000, or 5.0%, from $4.9 million in the first quarter of 2000 to $5.1 million in the same period in 2001. The entire increase in sales is attributable to prostate disease and incontinence products sales which was offset by a similar decrease in erectile dysfunction products sales. The net increase in sales was negatively impacted by currency translation of approximately $300,000 in the first quarter of 2001 versus the same period in 2000.

Cost of sales. Cost of sales as a percentage of net sales decreased from 22.9% in the first quarter of 2000 to 19.6% in the same period in 2001. Cost of sales in 2001 benefited from improved manufacturing efficiencies and higher volumes of production in a relatively fixed-cost manufacturing plant.

Marketing and sales. Marketing and sales costs increased $1.5 million, or 15.7%, from $9.9 million in the first quarter of 2000 to $11.4 million in the same period in 2001. These cost increases are attributable to higher sales commissions supporting the increase in sales and marketing and sales expenses associated with training programs and materials, promotional literature and advertising necessary to launch new products.

General and administrative. General and administrative costs increased $32,000, or 1.2%, from the first quarter of 2000 to $2.7 million during the same period of 2001.

Research and development. Research and development costs increased $162,000, or 5.4%, from $3.0 million in the first quarter of 2000 to $3.2 million in the same period in 2001. This increased spending supports our strategic emphasis on internal new product development.

Amortization of intangibles. Amortization of intangibles increased $209,000, or 10.5%, from $2.0 million in the first quarter of 2000 to $2.2 million in the same period in 2001. The increase is attributable to additional amortization of intangibles related to milestone payments following the Influence acquisition.

Royalty and other income (expense). We license our stent delivery technology to a former subsidiary of Pfizer for medical use outside of the urology field. We entered into this agreement in September 1998 in connection with our acquisition from Pfizer. All of our royalty income is from this license. Royalty and other income increased $349,000, or 48.1%, from $726,000 in the first quarter of 2000 to $1.1 million in the same period in 2001. The increase is due to a non-recurring payment of $375,000 we received in the first quarter of 2001 representing a reimbursement to resolve a quality issue with a materials supplier dating back to the fourth quarter of 1999.

Interest expense. Net interest expense decreased $817,000, or 44.3%, from $1.8 million in the first quarter of 2000 to $1.0 million in the same period in 2001. The decrease is due to lower average borrowings in the first quarter of 2001 compared to the same period in 2000. In August 2000, we repaid approximately $41 million of debt with proceeds from our initial public offering, and we paid an additional $15 million of debt later in 2000. A portion of the benefit from lower borrowing levels was offset by higher interest rates as our debt is no longer guaranteed by a major stockholder.

Income tax expense. Income tax expense increased $918,000, or 261%, from $352,000 in the first quarter of 2000 to $1.3 million in the same period in 2001. Income before income taxes increased 377% from $561,000 in the first quarter of 2000 to $2.7 million in the same period in 2001. Effective tax rate comparisons between 2000 and 2001 are not meaningful as permanent non-deductible expenses are abnormally high in comparison to pretax income in both 2000 and 2001.

Net income. Net income for 2001 was $1.4 million in the first quarter of 2001, versus $209,000 in the same period in 2000. Our increase in net income resulted from the increase in revenues described above while maintaining control over our operating costs.

Comparison of the year ended December 31, 2000 to the year ended December 31, 1999

Net sales. Net sales increased $19.0 million, or 23.3%, from $81.3 million in 1999, to $100.3 million in 2000. Of this increase, 81.6% was attributable to incontinence product sales. Incontinence sales increases related to sling products acquired as part of the Influence acquisition in December 1999 amounted to $14.2 million, or 74.9%, of our sales increase in 2000 over sales in 1999. Erectile dysfunction sales increased 8.7% with an increase in the number of units sold being somewhat offset by negative currency translation costs.

Increased sales of our incontinence and erectile dysfunction products were offset by a decline in sales in our prostate products. Sales of our UroLume Endoprosthesis stents decreased $0.6 million in 2000 compared to 1999 due to manufacturing problems at an outside supplier. This problem was corrected in the first quarter of 2000 and sales of this product have been near 1999 levels since March 2000.

Net sales in the United States increased $18.8 million, or 29.8%, from $62.9 million in 1999, to $81.7 million in 2000. Of this increase, $13.5 million, or 72.1%, is attributable to sling product sales acquired from Influence and the balance of the increase was due to the growth in sales from erectile dysfunction and other incontinence products.

Foreign net sales increased $0.2 million, or 1.2%, from $18.4 million 1999, to $18.6 million in 2000. Slightly improved sales of incontinence and erectile dysfunction products were almost entirely offset by decreased sales of prostate products. The net increase in sales revenue was negatively impacted by currency translation costs of approximately $1.9 million in 2000, compared to 1999.

Cost of sales. Cost of sales as a percentage of net sales decreased from 38.6% in 1999, to 21.8% in 2000. Our cost of sales during 1999 was negatively impacted because our inventories were recorded at fair market value at the date of our acquisition from Pfizer. Some of this inventory was sold during the first three months of 1999 resulting in an $11.6 million charge to cost of sales. Excluding this charge, cost of sales as a percentage of net sales was 24.4% in 1999. Cost of sales in 2000 benefited from improved manufacturing efficiencies, including reduced scrap and lower warranty charges.

Marketing and sales. Marketing and sales costs increased $8.9 million, or 29.2%, from $30.4 million in 1999, to $39.3 million in 2000. Approximately $5.0 million of this increase was attributable to marketing and the sales force that focuses on the sling product sales acquired from Influence in December 1999. We also had a full year of expenses relating to our 1999 restructuring of our European sales and marketing operations. These actions were required for us to create independent sales and marketing operations following our acquisition from Pfizer.

General and administrative. General and administrative costs increased $4.2 million, or 53.7%, from $7.9 million in 1999, to $12.1 million in 2000. This increase in costs is primarily attributable to accounting, information technology, and general management functions necessary to support the operations acquired from Influence.

Research and development. Research and development costs increased $2.7 million, or 28.0%, from $9.5 million in 1999, to $12.2 million in 2000. This increased spending supports our strategic emphasis on internal new product development, some of which is described in the following paragraphs and later in a section titled “Acquired In-Process Research and Development.” We also added a number of research and development personnel through our acquisition of Influence.

Transition and reorganization. In the first six months of 1999, we completed an assessment of senior management personnel needs and also completed a strategic review of our research and development function. We accrued $3.0 million of transition and reorganization expenses as a result of this review. These costs primarily related to employee termination benefits and executive search fees. In the first six months of 2000, we completed another assessment of management personnel needs. We accrued $1.0 million of transition and reorganization expenses as a result of this review. These costs are primarily related to employee termination benefits.

Amortization of intangibles. Amortization of intangibles increased $4.1 million, or 96.2%, from $4.3 million in 1999, to $8.4 million in 2000. Amortization related to the Influence acquisition added $4.0 million to costs in 2000 versus the same period in 1999.

Royalty and other income (expense). Royalty and other income decreased $1.3 million, or 30.4%, from $4.2 million in 1999, to $2.9 million in 2000. During 1999, we benefited from a one-time $0.5 million contractual research and development project reimbursement.

Interest expense. Net interest expense was $6.9 million in 2000 and 1999. Higher interest rates in 2000 versus 1999 were offset by lower average borrowings during 2000 as compared to 1999.

Income tax benefit (expense). Income tax expense increased $6.7 million from a tax benefit of $5.3 million in 1999 to a $1.4 million tax expense in 2000. Effective tax rate comparisons between 1999 and 2000 are not meaningful as permanent non-deductible expenses, primarily related to amortization, are abnormally high in comparison to pretax income in 2000.

Net Income. Net income for 2000, was $0.1 million versus a net loss of $9.8 million in 1999.

Comparison of the year ended December 31, 1999 to the year ended December 31, 1998, including the periods from January 1 to September 10, 1998 and from September 11 to December 31, 1998

Net Sales. Net sales increased $3.6 million, or 4.7%, from $77.7 million in 1998 to $81.3 million in 1999 primarily due to the growth in our erectile dysfunction product line. Our erectile dysfunction sales increased 11.6% from 1998 to 1999. In addition, sales from products acquired from Influence in mid-December 1999 accounted for $588,000 of the increase. Partially offsetting these increases was a $1.1 million decrease in sales of our artificial urinary sphincter for the treatment of incontinence. Our international sales of this product decreased $1.7 million, primarily due to a decrease in the reimbursement rates in certain European countries, particularly France.

Cost of sales. Cost of sales as a percentage of net sales increased from 25.7% in the period from January 1 to September 10, 1998 to 67.3% during the period from September 11 to December 31, 1998 and to 38.6% in 1999. In connection with the acquisition from Pfizer in September 1998, inventories were recorded at fair market value requiring a $21.8 million write-up above manufactured costs. This write-up was charged to cost of sales over a six-month period ending March 31, 1999, during which these inventories were sold. Cost of sales was charged $10.2 million in the period from September 11 to December 31, 1998 and $11.6 million in the first quarter of 1999. In addition, we recorded an $0.8 million charge in the fourth quarter of 1999 related to manufacturing problems at an outside supplier of the delivery system used to place our UroLume Endoprosthesis stent.

Excluding the effects of the higher costs of inventory charged to cost of sales and the manufacturing problems at an outside supplier of the delivery system used to place our UroLume Endoprosthesis stent, cost of sales as a percentage of sales decreased from 25.7% during the period from January 1 to September 10, 1998 to 23.0% in the period from September 11 to December 31, 1998 and increased slightly to 23.3% in 1999. These reductions during late 1998 and 1999 in cost of sales as a percentage of sales primarily resulted from reduced manufacturing labor, obsolescence charges and overhead spending. Slightly higher production volumes of erectile dysfunction devices also helped this improvement.

Marketing and sales. Marketing and sales costs increased $3.7 million, or 13.7%, from $26.7 million in 1998 to $30.4 million 1999. During 1999, we restructured our European sales and marketing operations. These actions were required for us to create autonomous sales and marketing operations following our acquisition from Pfizer.

Research and development. Research and development costs decreased $3.5 million, or 26.9%, from $13.1 million in 1998 to $9.6 million in 1999. During 1998, we abandoned an external project that cost $3.1 million in 1998. The impact of abandoning this project was to reduce our research and development spending $3.1 million in 1999 as compared to 1998.

General and administrative. General and administrative costs decreased $13.9 million, or 63.8%, from $21.8 million in 1998 to $7.9 million in 1999 primarily due to legal expenses relating to product liability exposure allocated to us by Pfizer prior to the acquisition. During 1998, we charged operations for $13.2 million of legal expenses as compared to $2.0 million in 1999. The 1998 charges were primarily incurred during the period from January 1 to September 10, 1998. Under the Pfizer acquisition agreement, Pfizer agreed to indemnify us for the costs of product liability claims relating to products sold prior to the acquisition. Excluding these legal expenses, general and administrative costs as a percentage of net sales decreased from 11.7% in 1998 to 9.7% in 1999, in part because of efficiencies gained from operating as an independent company.

Transition and reorganization. In late 1998 following our acquisition from Pfizer, we recorded $2.5 million of transition and reorganization expenses. We also assessed our senior management personnel needs in early 1999 and conducted a strategic review of our research and development efforts. Transition and reorganization costs of $3.0 million expensed in 1999 were primarily related to employee termination benefits and executive recruiting fees.

Amortization of intangibles. Amortization of intangibles increased $3.3 million, or 332.9%, from $984,000 in 1998 to $4.3 million in 1999 principally related to approximately $74.6 million of goodwill and other intangible assets recorded from the Pfizer acquisition in September 1998. In the period from September 11 to December 31, 1998, $965,000 of intangible amortization was expensed.

In-process research and development. We expensed $6.1 million of in-process research and development costs in connection with the Influence acquisition in December 1999 and $1.3 million of in-process research and development costs related to the August 1999 acquisition of assets from UroSurge, Inc., including the UroVive Microballoon System.

Royalty and other income (expense). We license our stent delivery technology to a former subsidiary of Pfizer for medical use outside of the urology field. We entered into this license agreement in September 1998 in connection with our acquisition from Pfizer. In 1999, we recognized royalty income of approximately $3.4 million, all of which was from this license agreement.

Interest expense. Interest expense increased $5.2 million, or 311.1%, from $1.7 million in 1998 to $6.9 million in 1999. We borrowed $95.0 million to finance our acquisition from Pfizer in September 1998 and $2.5 million in early 1999 to pay for transition and reorganization expenses.

Income tax benefit (expense). We recorded tax benefits of $5.3 million in 1999 and $4.0 million in the period from September 11 to December 31, 1998. The 1999 tax benefit resulted primarily from the revaluation of acquired inventories, the recording of write-offs of acquired research and development, the expensing of transition and reorganization costs and interest expense. The tax benefit during the period from September 11 to December 31, 1998 was caused by the impact of the revaluation of acquired inventories, transition and reorganization costs and interest expense. The recording of these tax benefits assumes that we will achieve significant levels of profitability in the future. We believe our past levels of profitability and future operating expectations will allow us to realize these benefits, although we cannot assure these results.

The effective tax rates used to record these benefits were 35.2% in 1999 and 38.3% during the period from September 11 to December 31, 1998. These rates compare to an effective rate of 39.9% used to record tax expense in the period January 1 to September 10, 1998. The effective rates differ from the statutory rates due to state taxes, goodwill amortization and the impact of foreign taxes.

Quarterly Results of Operations

The following table presents a summary of our unaudited quarterly operating results for each of the four quarters in 2000 and for the quarter ended March 31, 2001. We derived this information from unaudited interim financial statements that, in the opinion of management, have been prepared on a basis consistent with the financial statements contained elsewhere in this prospectus and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of such information when read in conjunction with our audited financial statements and related notes. The operating results for any quarter are not necessarily indicative of results for any future period.

	2000				2001

	First	Second	Third	Fourth	First
	Quarter	Quarter	Quarter	Quarter	Quarter

	(in thousands, except per share data)

Net sales	$24,986	$25,093	$23,539	$26,699	$27,548

Cost of sales	5,730	5,785	4,911	5,465	5,397

Gross profit	19,256	19,308	18,628	21,234	22,151

Operating expenses:

Marketing and sales	9,864	10,019	9,059	10,335	11,409

General and administrative	2,694	2,935	3,105	3,394	2,726

Research and development	3,028	2,965	3,021	3,211	3,190

Transition and reorganization	—	1,000	—	—	—

Amortization of intangibles	1,991	2,010	2,234	2,125	2,200

Total operating expenses	17,577	18,929	17,419	19,065	19,525

Operating income	1,679	379	1,209	2,169	2,626

Royalty and other income	726	701	801	700	1,075

Interest expense	(1,844)	(2,237)	(1,823)	(1,039)	(1,027)

Income (loss) before taxes	561	(1,157)	187	1,830	2,674

Income tax benefit (expense)	(352)	392	(535)	(874)	(1,270)

Net income (loss)	$209	$(765)	$(348)	$956	$1,404

Earnings per share	—	—	$(0.02)	$0.03	$0.05

Net sales growth as compared to same quarter in prior year	23.9%	25.1%	20.5%	23.7%	10.3%

Seasonality

Our sales and operating results have varied and are expected to continue to vary significantly from quarter to quarter as a result of seasonal patterns. We believe our business is seasonal, with the third quarter of each year typically having the lowest sales and the fourth quarter of each year typically having the highest sales. There can be no assurance that future seasonal fluctuations will not adversely affect our business and results of operations.

Liquidity and Capital Resources

Cash and cash equivalents were $8.6 million as of March 31, 2001 as compared to $12.2 million as of December 31, 2000 and $6.9 million as of December 31, 1999. The net decrease in cash and cash equivalents is due to cash flows used in investing and financing activities being partially offset by cash provided from operations, as described below.

Cash flows from operating activities. In the first quarter of 2001, our operations provided $4.8 million of cash as compared to $333,000 of cash used in the first quarter of 2000. Our net income plus depreciation and amortization of intangibles provided $4.6 million of cash in the first quarter of 2001 versus $3.1 million in the first quarter of 2000. Our income tax expense of $1.3 million in 2001 was mostly offset by tax loss carryforwards included in deferred tax assets. In the first quarter of 2000, our inventories and accounts receivable increased $4.3 million following our acquisition of Influence in December 1999. In the first quarter of 2000, we paid accrued acquisition expenses related to Influence and transition and reorganization expenses accrued in 1999 resulting in decrease in accrued liabilities of $1.7 million.

During 2000, our operations provided $6.7 million of cash as compared to $13.9 million of cash provided from operations during 1999. Depreciation expense was $1.1 million more in 2000 than in 1999 following the installation of new software systems and related hardware. Amortization of intangibles and deferred financing costs increased $4.3 million in 2000 from 1999 due to additional intangible amortization related to the Influence acquisition in December 1999.

We generated $13.9 million of cash from operations in 1999. Our net loss of $9.8 million was caused largely by noncash items, including the $11.6 million charge for the acquisition write-up of inventories, the $7.4 million write-off of in-process research and development resulting from the Influence and UroSurge acquisitions, $6.8 million of depreciation and amortization and $2.1 million of pension expense that did not require funding. We collected $6.8 million from former affiliates, but accounts receivable grew because of higher revenues. We used cash to reduce our accrued liabilities particularly those related to transition and reorganization costs.

We generated $850,000 in cash from operations in the period from September 11 to December 31, 1998 following the Pfizer acquisition. In the period from January 1 to September 10, 1998, we generated $1.3 million of cash from operations.

Cash flows from investing activities. In an effort to secure a more dependable supply of cadaveric dermis tissue, on January 5, 2001, we made a $3.0 million equity investment in Collagenesis Corp. At the time of the investment, Collagenesis was working with its existing debt holders to exchange its outstanding debt into equity and raise additional capital. Pursuant to the terms of our agreement with Collagenesis, we converted our equity position into a $3.0 million 10% Senior Subordinated Convertible Voting Promissory Note in April 2001. Each quarter we review the long-term viability of investments. Generally accepted accounting principals require that investments, such as our investment in Collagenesis, be reviewed for impairment whenever events or circumstances indicate the carrying amount of an asset may not be recoverable. We consider Collagenesis’s inability to raise additional capital and exchange its debt for equity an event requiring such a review. Based on our review, we are uncertain of the probability or possible amount of impairment, if any, in our Collagenesis investment. Accordingly, we are currently carrying our Collagenesis investment at cost.

In the first quarter of 2001, we paid additional contingent purchase price payments of $2.7 million relating to the acquisition of Influence. We also made $1.5 million of milestone payments to InjecTx.

In the first quarter of 2000, we completed implementation of new software systems. We invested $1.0 million in property and equipment during the period, primarily related to this project. In the first quarter of 2000, we paid contingent purchase price payments of $2.5 million related to the acquisition of Influence in December 1999 and paid the second $1.0 million installment related to a patent purchase.

During 2000, we invested $1.7 million in property and equipment primarily related to the implementation of new software systems and purchases of related computer hardware. We made additional contingent purchase price payments related to Influence. We also paid the second $1.0 million installment related to a patent purchase and paid $1.6 million in up-front financing fees on our senior credit facility.

During 1999, we used $31.6 million to purchase Influence and to acquire other technologies and assets. We also paid our first installment of $1.0 million to acquire a patent related to our incontinence products. We spent $6.5 million for capital expenditures, mostly related to implementation of new software systems and purchases of related computer hardware.

We invested $2.0 million in 1998 for purchases of manufacturing equipment and computer hardware and software.

Cash flows from financing activities. In the first quarter of 2001, we received $300,000 from issuance of common stock related to our Employee Stock Purchase Plan and exercise of options issued under our Equity Incentive Plan. On March 30, 2001, we made a quarterly principal payment of $1.5 million on our senior credit facility. We used $2.8 million of borrowings under our credit facility to finance the Influence contingent purchase price payments and patent acquisition in the first quarter of 2000.

We have a senior credit facility, which expires in March 2006. In April 2000, we refinanced our prior credit facility that was due to expire in September 2000. The new facility consisted of a $65.0 million term note, a $35.0 million guaranteed note, and a $15.0 million guaranteed revolving line of credit. We used proceeds from our initial public offering to pay $35.0 million outstanding under the guaranteed note and approximately $6.0 million under the guaranteed revolving line of credit. On June 30, 2000, September 30, 2000, December 30, 2000, and March 30,2001, we also made quarterly principal payments aggregating $7.0 million under the $65.0 million term note. On September 30, 2000, we also prepaid $15.0 million under the $65.0 million term note reducing required quarterly principal payments. The term note now requires quarterly principal payments of $1.5 million through March 2002, $1.9 million from June 2002 through March 2003, $2.3 million from June 2003 through March 2004, and $2.5 million from June 2004 through March 2006. The senior credit facility is secured by substantially all of our assets, including 100% of the outstanding capital stock of American Medical Systems, Inc. and American Medical Systems International, Inc., and contains restrictions concerning the payment of dividends, incurrence of additional debt and capital expenditures. In addition, we are subject to, and in compliance with, certain financial covenants including ratios related to fixed charges coverage and leverage.

We currently have an interest swap agreement covering $30.0 million of the outstanding indebtedness under the term note, essentially establishing a fixed rate of 10.065% on this portion of the debt. The remaining outstanding indebtedness under the term note bears interest, payable quarterly, at the higher of the federal funds rate plus 0.5% or the prime rate plus 1% to 2% for Base Rate Loans, or LIBOR plus 2% to 3% for Eurodollar Loans, depending upon whether we have requested a Base Rate Loan or a Eurodollar Loan from our lenders. We have only requested Eurodollar Loans from our lenders. As of March 31, 2001, LIBOR was 4.9% and our Eurodollar rate was 6.9%. Based on March 31, 2001 balances, we would incur a one-time, pre-tax expense of approximately $500,000 for termination fees under the swap agreement if and when we repaid the $10 million of term debt that we plan to repay later in 2001. See “Use of Proceeds.” The actual amount of the termination fee will be based on the remaining term of the swap agreement and prevailing interest rates at the time of repayment and could be higher or lower than $500,000. Following repayment of $23 million of term debt, we will have approximately $20 million of term debt outstanding subject to the swap agreement and an unused $15 million revolving line of credit.

The 1999 acquisition of Influence and other technologies were financed through $23.0 million of additional preferred stock financing from our existing stockholders, which was converted into common stock in connection with our initial public offering, and $3.8 million of borrowings under our senior credit facility. We also borrowed $2.5 million under our credit facility to finance 1999 purchases of computer hardware and software and to fund the payment of accrued transition and reorganization expenses.

Income taxes and net operating loss carryforwards. At December 31, 2000, we had domestic tax loss carryforwards of approximately $8.5 million, which begin to expire in 2018, and foreign tax loss carryforwards of approximately $25.0 million with no expiration. Realization of the future tax benefits related to this net deferred tax asset is dependent on many factors, including our ability to generate taxable income within the net operating loss carryforward period. To the extent the net operating losses were created in a foreign jurisdiction, we have included a valuation allowance of $5.0 million. This amount represents the approximate amount by which we project the net operating losses to exceed future income in that foreign jurisdiction.

Cash commitments. During the first quarter of 2001, we reached settlement with Boston Scientific Corporation on all outstanding patent disputes. As a result of this settlement, our acquisition agreement with the former shareholders of Influence obligated us to make additional cash purchase price payments of approximately $7.9 million which we paid in April 2001. This contingent purchase price payment is net of related costs of $2.1 million. These settlement costs represent contingent purchase price payments and have been recorded as goodwill.

On January 1, 2002 we plan to terminate the AMS Retirement Annuity Plan and expect to distribute the plan’s assets to participants in the first quarter 2002. We expect to make an approximate $2.8 million additional cash payment to the plan prior to distribution of the assets The ultimate amount of this additional cash payment is dependent upon the 30-year Treasury Rate and the prevailing annuity purchase rate on November 20, 2001. We further expect to record a net pre-tax gain of approximately $3.4 million as other income in the first quarter of 2002 due to plan termination.

We also expect to implement a new profit sharing plan in 2002 whereby contributions to the plan will vary based upon company performance and will be allocated to participants based on compensation. While the contribution will be variable, we expect that initially the profit sharing contribution will approximate our historical AMS Retirement Annuity Plan expense at current income levels. In 2001, our estimated pension expense will be approximately $1.3 million.

We believe that funds generated from operations, together with the net proceeds of the offering and funds available under our senior credit facility will be sufficient to finance our current operations and planned capital expenditure requirements for at least the next 12 months.

Acquired In-Process Research and Development

In connection with our acquisitions of technologies during 1999, we conducted a valuation of the intangible assets acquired. Based on this valuation, we assigned $7.4 million to acquired in-process research and development resulting in a one-time charge to 1999 earnings. A brief description of the status of our acquired in-process research and development projects is set forth below:

The InVance Male Sling System, formerly Straight-In, is a male sling fixation system. We launched the initial version of this product in mid-2000. The second design iteration and high volume production tooling have been completed. The product has 510(k) clearance. We plan to introduce the improved version of this product to the market in mid-2001.

The TransFix Sutureless Sling Fixation System, formerly Staple-Tac, is a pull-in anchoring system that is sutureless. Development on this product is nearly complete. The product is currently being evaluated in a limited market release to ensure broad acceptance by urologists. The product has 510(k) clearance and we currently plan to launch it in mid-2001.

The No-Tac, a next generation female sling system, does not require a bone screw in the pubic bone. We currently estimate that this product is 90% complete. At the time of the acquisition, we estimated this product would be released in late 2000. We submitted a 510(k) for this product in the second quarter of 2001 and expect to perform initial U.S. cases on a controlled basis before the end of 2001. Based on the outcome of these cases, we will decide on appropriate launch plans.

The Flast is a device used to harvest human fascia lata tissue for a sling procedure. Our assessment of the economic viability has caused us to postpone further project development and the release of any future product.

NexTus is a soft tissue-anchoring device. We received 510(k) clearance for this device in the second quarter of 2001. We are now clinically evaluating the product with a select physician group. Our launch plans will depend on both the clinical success with the product and our ability to manufacture the product economically.

The Clip-In is a clip around the suture in place of a knot. We do not currently plan to release any future product based on our assessment of economic viability.

The UroVive Microballoon System is a durable reversible microballoon system to treat stress urinary incontinence. It includes a microballoon, a delivery system, and a syringe filled with saline. The clinical data we acquired with this product was subsequently deemed not suitable for FDA submission. Because of the expense necessary to meet the FDA requirements, we are not currently pursuing a U.S. launch. This product is being sold internationally and a next generation product is scheduled to be available in the third quarter of 2001.

Interest Rate Hedging and Currency Fluctuations

We do not engage in trading market risk sensitive instruments or purchasing hedging instruments that are likely to expose us to market risk, whether interest rate, foreign currency exchange, and commodity price or equity price risk. We have not purchased options or entered into forward or futures contracts, except as required by our senior credit facility.

Our operations outside of the United States are maintained in their local currency, except for our Israeli subsidiary, where the U.S. dollar serves as the functional currency. All assets and liabilities of our international subsidiaries are translated to U.S. dollars at year-end exchange rates in effect during the year. Translation adjustments arising from the use of differing exchange rates are included in accumulated other comprehensive income in stockholders’ equity. Gains and losses on foreign currency transactions are included in operations and were not material in any period.

Inflation

We do not believe that inflation has had a material effect on our results of operations in recent years and periods. There can be no assurance, however, that our business will not be adversely affected by inflation in the future.

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BUSINESS

Overview

We are the leading independent company focused solely on supplying medical devices to physicians specializing in the treatment of urological disorders. None of the other leading suppliers in this market derives more than 40% of their sales from urological products. We believe our long-standing reputation for quality and innovative products and excellent relationships with leading urological surgeons positions us not only to benefit from the growth in the urology market, but to drive it.

We believe that our broad and diverse product offering is an important competitive advantage because it allows us to address the various preferences of doctors and patients, as well as the quality of life issues presented by urological disorders. We offer medical devices to treat the three major urological disorders: incontinence, erectile dysfunction and prostate disease.

•	Incontinence. We offer a broad line of products designed to treat men and women suffering from urinary and fecal incontinence. Our products include artificial sphincters, male and female sling systems, bulking systems and a vaginal vault prolapse system. Our incontinence products represented $42.4 million, or 42%, of our 2000 net sales.

•	Erectile Dysfunction. We are the leader in the surgical erectile dysfunction market, with about 70% market share in penile prostheses based on 2000 sales. Our erectile dysfunction products include a full line of inflatable and malleable penile prostheses and accessories used in the diagnosis and treatment of erectile dysfunction. Urologists have implanted over 200,000 of our devices with high patient satisfaction rates. Our erectile dysfunction products represented $51.3 million, or 51%, of our 2000 net sales.

•	Prostate Disease. We participate in the prostate disease market with our prostatic stents and resection loops, and outside of the United States, we market our minimally invasive ethanol injection system for treatment of enlarged prostates, also referred to as BPH. Our prostate disease products represented $6.6 million, or 7%, of our 2000 net sales.

Since our initial public offering, our research and development activities have resulted in the commercialization of five new or improved products. In our incontinence product line, we launched the SPARC Sling System, or SPARC (outside of the United States) and the Straight-In Sacral Colpopexy System, or SCP System. In our erectile dysfunction product line, we launched our Parylene Micro Coating and InhibiZone Antibiotic Surface Treatment for our penile implants. We also launched our ProstaJect Ethanol Injection System (outside of the United States) in our prostate disease product line. We currently have seven other major products under development, which we expect to bring to market over the next eighteen months.

Our product development and acquisition strategy has focused on expanding our product offering and on adding less-invasive medical devices for the treatment of incontinence, erectile dysfunction and prostate disease. In 1999, we expanded our commitment to the treatment of incontinence and prostate disease through the acquisitions of several leading-edge technologies. In August 1999, we acquired the UroVive Microballoon system, a minimally invasive bulking treatment for female urinary stress incontinence. In October 1999, we acquired exclusive worldwide distribution rights to the ProstaJect Ethanol Injection System, a minimally invasive treatment for BPH. In December 1999, we acquired Influence, a provider of less-invasive sling products for treating female incontinence.

We believe the size and strength of our sales organization are among our primary competitive advantages. We employ one of the largest sales forces solely focused on the urology market, with more than 100 domestic and international direct sales representatives who are well-trained and highly motivated and 45 international distributors and agents who sell our products worldwide.

The Urology Market

The three most prevalent urological disorders are incontinence, erectile dysfunction and prostate disease. Approximately 60 million people in the United States suffer from one or more of these disorders. We estimate that approximately 11 million of these people have a disorder severe enough to be likely candidates for treatment with our products. Historically, only a small percentage of the patients suffering from these disorders has sought treatment. In recent years, however, the number of people seeking treatment has grown as a result of the publicity associated with new treatment alternatives, especially new drug therapies.

When a patient seeks treatment, urologists generally assess the severity of the urological disorder as mild, moderate or severe. Regardless of the degree of severity, however, patients will often consider a non-invasive treatment first. If the non-invasive treatment is unsuccessful, urologists may recommend a surgical treatment. Surgical treatment has demonstrated a higher degree of effectiveness compared to non-invasive alternatives for patients suffering from moderate or severe urological disorders.

The cost to the U.S. health care system for treatment of urological disorders is approximately $24 billion annually. Of this amount, we estimate that more than $1 billion is spent on diagnostic and therapeutic medical devices. This market is comprised of five major disorders including incontinence, erectile dysfunction, BPH, prostate cancer and endourology. We currently offer products that provide solutions for three of these major disorders: incontinence, erectile dysfunction and BPH. We estimate that the U.S. market for medical devices to treat these three disorders is over $500 million annually.

We believe over the next several years a number of key demographic and technological factors will accelerate growth in the market for medical devices to treat urological disorders, particularly in our three product categories. These factors include the following:

•	Aging population. The incidence of urological disorders increases with age. The over-40 age group in the United States is growing almost twice as fast as the overall population. Accordingly, the number of individuals developing urological disorders will increase significantly as the population ages and as life expectancies continue to rise. We estimate that approximately one half of all individuals over age 50 suffer from incontinence, erectile dysfunction or prostate disease. Of those suffering from these disorders, we estimate that approximately 19% have disorders severe enough to be likely candidates for our products.

•	Less-invasive techniques and technologies. Patients often weigh the clinical benefits against the invasiveness of the procedures when choosing a treatment alternative. Technological advances have been driving the development of less-invasive procedures that improve outcomes and speed recovery. As a result, we believe patients will increasingly choose surgical alternatives over alternatives that simply manage their disorder.

•	Increased consumer awareness. In recent years, the publicity associated with new technological advances and new drug therapies has increased the number of patients visiting their urologists to seek treatment for urological disorders. For example, since Pfizer introduced Viagra in April 1998, there have been approximately 14.3 million new prescriptions written for Viagra. In contrast, prior to the introduction of Viagra, approximately one million men sought treatment for erectile dysfunction each year. Since non-surgical treatments are ineffective for large numbers of patients, we believe the number of patients who will try surgical treatments will increase as the overall number of patients seeking treatment increases.

•	Emphasis on quality of life. Baby boomers place an increased emphasis on quality of life issues and maintaining active lifestyles. Their desire to improve quality of life is usually an important factor in selecting a treatment for their disorder. Baby boomers are more likely to consider treatments designed to cure a urological disorder rather than simply manage it. Because surgical treatment is one of the most effective ways to treat urological disorders, we believe baby boomers will increasingly choose surgical treatments.

Our Business Strategy

We are the only major medical device company focusing solely on the urology market. Our goal is to build upon our market-leading positions in the treatment of incontinence, erectile dysfunction and prostate disease. The key elements of our strategy to achieve this goal are:

•	Focus on and partner with urologists. We have developed extremely strong, long-standing relationships with leading urologists treating incontinence, erectile dysfunction and prostate disease. These relationships provide us with a source of new product ideas and a conduit through which to introduce new products. We have also developed marketing programs to assist urologists in marketing their practices and intend to continue to provide innovative programs focused on helping urologists attract patients and develop referral networks. Maintaining and expanding these relationships is an important part of our growth strategy, particularly for the development and introduction of new products.

•	Continue to focus on surgical product solutions. We focus on surgical products because they are high-margin, proprietary products designed to cure rather than merely manage urological disorders. In addition, the sophisticated nature of surgical products requires extensive and frequent contact between us and physicians. As a result, we form close relationships with urologists that we believe create barriers to entry for our competitors.

•	Provide patient-driven alternatives. Patients often weigh the quality of life benefits of electing to undergo a surgical procedure against the invasiveness of the procedure. We intend to expand our less-invasive treatment alternatives to make surgical procedures a more appealing option while maintaining a high level of clinical effectiveness. In addition, we will continue to develop products and product improvements such as our Parylene and InhibiZone coatings to address patient concerns. We intend to continue to expand our marketing efforts to build patient awareness of these treatment alternatives and encourage patients to see urologists. We believe this will help urologists build their practices and simultaneously increase sales of our products.

•	Offer a broad range of products. We believe that our broad and diverse product offering is an important competitive advantage because it allows us to address the various preferences of doctors and patients, as well as the quality of life issues presented by urological disorders. Consolidation among hospital buying groups has reduced the number of suppliers from which hospitals purchase products, providing an advantage to suppliers offering a broad range of products. An important part of our growth strategy is to broaden our product line further to meet customer needs by developing new products internally or acquiring new products through acquisitions. Since the beginning of 2001, we have introduced five new or improved products, and intend to bring to market an additional seven new or improved products over the next eighteen months.

•	Grow our international business. We estimate that the international market opportunity for our products is significantly larger than the U.S. market. In order to grow our international business, which represented 19% of our total 2000 net sales, we have restructured our international business and continue to add experienced senior management personnel. We are refocusing our European operations to respond to the needs of the local markets and to develop marketing and reimbursement strategies on a country-by-country basis. New product introductions will be key to growing our international operations.

Our Incontinence Business

Overview

Incontinence is the inability to control the release of urine or fecal matter from the body. The urinary system is composed of two kidneys, two ureters, a bladder and a urethra. The kidneys remove waste products from the blood and continuously produce urine. The muscular, tube-like ureters move urine from the kidneys to the bladder, where it is stored until it flows out of the body through the tube-like urethra. A circular muscle, called the urinary sphincter, controls the activity of the urethra. The neck of the bladder and the urinary sphincter work together to act as a valve. As the bladder fills, the urinary sphincter contracts to prevent urination. During urination, the urethra and urinary sphincter muscle relax and open, the bladder contracts and the bladder neck opens, all in a coordinated fashion, causing the passage of urine.

In normal continence, when the bladder neck opens involuntarily in response to intra-abdominal pressure, the lower portion of the urinary sphincter tightens in turn, so as to maintain continence. In order to maintain continence, the urethra must be supported and compressed in its normal anatomic position. The female’s natural support system for the urethra is a hammock-like supportive layer. Similarly, the urethra is also under muscular control so as to keep this tube closed during the urine storage phase.

A malfunction in any part of the urinary system can cause urinary incontinence. Incontinence may result from one or more conditions, including: weakened pelvic muscles; pelvic organic prolapses; tumors or other cancers and cancer treatments; prostate surgery; pelvic trauma; spinal cord damage; birth defects; and degenerative changes associated with aging and medications. The most common type of incontinence results from a lack of bladder neck or mid-urethral support caused primarily by weak surrounding tissue. The weakening of tissue surrounding the bladder, urethra and bladder neck arises most commonly in women as a consequence of pelvic trauma caused by pregnancy and childbirth.

There are four main types of urinary incontinence:

•	Stress incontinence is the involuntary loss of urine caused by an increase in abdominal pressure during stress events such as coughing, sneezing, lifting or exercising. There are two main categories of stress incontinence: hypermobility which refers to extra movement of the urethra; and intrinsic sphincter dysfunction, or ISD, which refers to a poorly functioning sphincter muscle.

•	Urge incontinence is the involuntary loss of urine due to an overwhelming need to urinate and the inability to suppress it long enough to reach a toilet.

•	Mixed incontinence is a combination of stress and urge incontinence.

•	Overflow incontinence is the involuntary loss of urine when the amount of urine produced exceeds the bladder’s capacity. This occurs mostly in patients with a neurogenic bladder where there is no feeling in the bladder.

Our products are designed primarily for patients with stress and mixed incontinence. Stress and mixed incontinence account for approximately 72% of incontinence patients, or approximately 23 million people worldwide.

Current Treatments for Incontinence

The majority of patients who suffer from incontinence have mild incontinence. These patients will typically attempt to manage their incontinence condition through the use of disposable adult diapers and pads, pelvic floor muscle strengthening or, for men, a catheter and a urinary drainage bag. These approaches only provide the patient a means to manage their incontinence. They do not permanently cure incontinence.

Patients with moderate to severe incontinence typically find management of their incontinence unacceptable and may be offered one of the following four procedures to cure their incontinence:

•	A bulking procedure, where a bulking product is implanted in the wall of the urethra at the bladder neck to bulk the sphincter and close the urethra;

•	A sling procedure, where a sling material acts as a back stop to the urethra to prevent leakage when there is a stress event;

•	A bladder neck suspension procedure, which lifts up vaginal or periurethral tissue and repositions the bladder to prevent urine leakage during a stress event; and

•	An artificial urinary sphincter procedure, where a saline-filled cuff is inserted around the urethra to gently squeeze the urethra closed to keep urine in the bladder.

We provide products that are used in all four of these procedures.

Incontinence Market Opportunity

Incontinence represents one of the largest underserved urology markets. We believe this market provides significant growth opportunities. Urinary incontinence affects more than 13 million people in the United States, including our estimate that approximately 2.3 million people suffer from severe conditions, costing the U.S. health care system more than $15 billion annually. Of this amount, we estimate that approximately $250 million is spent on medical devices. In 1999, there were approximately 200,000 procedures performed in the United States to treat incontinence. We believe that new less-invasive surgical procedures will encourage more patients to seek surgical treatments.

There are approximately 11 million women with incontinence in the United States. However, in 1999 only 175,000 of these women elect to undergo a sling or suspension procedure to treat their incontinence problem. Based on surveys that have been conducted, we believe the sling procedure is one of the fastest growing surgical procedures for the treatment of incontinence, with more than 30% growth in 1999. We estimate that sling procedures currently represent more than 40% of the total number of incontinence surgical procedures. The sling procedure is quickly becoming the leading technique for the treatment of female stress incontinence because it provides an effective solution for a wide variety of patients. In addition, urologists can perform this procedure using a less-invasive approach, which reduces morbidity and costs associated with this procedure.

We estimate that there are 30,000 patients, mostly women, treated with a bulking product in the United States each year. There are two bulking product commercially available in the United States. The effectiveness of that product is limited because it is resorbed by the body over time. We believe that this market could grow with the introduction of a non-resorbable product.

There are approximately two million men with incontinence in the United States. Approximately 150,000 of these men suffer from stress incontinence. Complications from procedures for BPH and prostate cancer are the primary causes of male stress incontinence. We estimate that 10,000 men become incontinent each year due to complications from these procedures. Treatments for male incontinence include artificial urinary sphincters, bulking agents and slings.

Our Incontinence Products

We believe the incontinence market is a major growth opportunity. We have made a significant commitment to this market with our acquisitions of Influence, Inc. and the UroVive Microballoon System and our internal product development program. We have the number one market position in artificial urinary sphincters and, based on surveys we have conducted, are one of the top providers of sling systems. Our incontinence products represented $42.4 million, or 42%, of our 2000 net sales.

We offer a full line of incontinence products designed to meet a wide range of patient needs in the treatment of urinary and fecal incontinence for men and women. The following tables summarize our principal incontinence products, products under development and services. For more information on the FDA regulatory approval process, see “Business— Government Regulation.”

Current Products	Description of Product	Regulatory Approval Status

AMS Sphincter 800 Urinary Prosthesis	Small, fluid-filled implant for urinary incontinence; only commercially available artificial urinary sphincter	Premarket Approval Application (PMA) approved CE mark certified

In-Fast Female Sling System	Transvaginal female sling fixation system with bone screw	510(k) cleared CE mark certified

InVance Male Sling System	Male sling fixation system	510(k) cleared CE mark certified

SPARC Sling System	Suprapubic synthetic sling system	510(k) submitted CE mark certified

Acticon Neosphincter	Small, fluid-filled implant for fecal incontinence	Humanitarian Device Exemption received PMA submitted CE mark certified

UroVive Microballoon System	A durable, reversible microballoon bulking system	International release only CE mark certified

Straight-In Sacral Colpopexy System	Vaginal vault prolapse fixation system	510(k) cleared

Products Under Development	Description of Product	Regulatory Approval Status

In-Fast Ultra	Lower profile female sling fixation system	None currently required

Next Generation UroVive	A lower-cost durable, reversible microballoon bulking system	International release only

No-Tac	Sling fixation without anchors	510(k) submitted

Synthetic Sling	A large pore synthetic material used in sling and pelvic floor procedures	510(k) cleared CE mark certified

TransFix Sutureless Sling System	Sutureless bone anchor sling system	510(k) cleared CE mark certified

Services	Description of Service	Regulatory Approval Status

Cadaveric Dermal Tissue	Human dermal tissue used in sling and pelvic floor procedures	None currently required

Cadaveric Fascia Lata	Human fascia lata tissue used in a sling procedure	None currently required

Our AMS Sphincter 800 Urinary Prosthesis is the only commercially available artificial urinary sphincter. A study recently found that five years after implant, over 90% of the patients have a functioning device. The efficacy rate with the device ranges from 80% to 94% over a two to seven year period. An artificial urinary sphincter is an implantable device that mimics the function of the sphincter muscle making natural urinary control and urination possible. It is a miniature, hydraulic saline-filled device consisting of an inflatable cuff placed around the urethra, a pressure-regulating balloon placed abdominally and a control pump placed in the scrotum. The cuff is implanted around the urethra at the bladder neck in the female or around the bulbous urethra in the male, closing off the urethra. To urinate, the patient squeezes the pump to move fluid out of the cuff into the balloon, opening the urethra. The fluid then automatically returns from the balloon to the cuff, restoring continence.

We believe our In-Fast Sling System is one of the leading products for use in sling procedures in the United States. In the In-Fast sling procedure, two titanium bone screws are implanted into the pubic bone, one on each side of the urethra. Either human tissue or a synthetic sling material is then placed in the space between the urethra and the vagina. The sling material is attached to each screw and forms a hammock or “sling” beneath the urethra. The sling material below the urethra acts as a backstop during a stress event to close the urethra and prevent leakage. Traditionally, a sling procedure required an invasive surgical procedure requiring hospitalization with associated discomfort, lengthy recovery and high expense. However, today, less-invasive systems, such as our In-Fast Sling System, are designed to facilitate a completely transvaginal approach, which enables the urologist to perform the sling procedure in approximately 30 minutes in the operating room. These less-invasive procedures, which can be performed on an outpatient basis with minimal post-operative pain and recovery time, are driving the growth of sling procedures. Surgeons using our sling system have reported that 95% of their patients are dry or improved five months after their procedure. We are also developing the In-Fast Ultra, a next generation sling system, which will be lower profile and more ergonomic than our existing In-Fast product.

Our InVance Male Sling System, formerly called the Straight-In Male Sling System, is a novel, less-invasive approach to male incontinence that we recently introduced to the market. In this procedure, the physician implants six titanium bone screws in the pubic bone, three on each side of the urethra. Sling material is attached to the screws, and pulled tight, to form passive compression and support for the urethra. This procedure offers immediate relief of incontinence, is minimally invasive and can be performed in about one hour. It is generally performed on an outpatient basis and requires minimal recovery time.

We offer several types of sling materials for use in male and female sling procedures. In the United States, we provide cadaveric dermal tissue and cadaveric fascia lata sling material which is harvested from the thigh of a donor, as a service. Cadaveric dermal tissue has superior strength characteristics over cadaveric fascia lata; however, there is a limited supply of cadaveric dermal tissue. In addition, we offer synthetic sling materials, primarily outside of the United States.

Our SPARC Sling System has been designed to provide an alternative for the placement of a sling to support the female urethra. This product was in response to urologic and gynecologic incontinence specialists who wanted a minimally invasive procedure, but who did not want to use bone anchors or biologic sling materials. The technique employs thin, curved stainless steel needles advanced through two tiny incisions above the pubic bone to a vaginal incision below the urethra. A specially designed polypropylene sling, contained in a plastic passing sheath, is then passed through the needle tunnel. Following correct sling placement the sheath is removed, the sling tension is adjusted to provide support to the urethra and the needles are withdrawn and discarded.

Our Acticon Neosphincter Prosthesis is very similar to our AMS Sphincter 800 Urinary Prosthesis, but the cuff is placed around the anal canal to treat fecal incontinence.

Our UroVive Microballoon System is designed to treat urinary stress incontinence, particularly in those women with a weak or poorly functioning sphincter muscle. UroVive is a minimally invasive procedure that enables the urologist to place hydrogel-filled microballoons around the bladder neck to help close the urethra, restoring continence. This procedure is mostly used in females although it can also be used in men. There are two bulking agent commercially available in the United States. The effectiveness of the primary product is limited, in part, because the body resorbs it over time. Once a bulking product resorbs, it loses its effectiveness and retreatment is often necessary. The body does not resorb the microballoons used in the UroVive Microballoon System. This feature provides a durable procedure that can be reversed if necessary by puncturing the balloon. We are currently marketing this product in Europe and are developing a next generation of this product, which will improve its ease of use and reduce its cost. We have suspended clinical studies in the United States and are not pursuing a U.S. launch of this product.

Our Straight-In Sacral Colpopexy System offers a new secure approach to correct vaginal vault prolapse. The SCP System consists of a specially designed, single-use shaft and inserter to provide easy access to the sacrum. The battery-powered inserter deploys two titanium screws with uniform torque and speed in approximately five minutes. A specially designed Y-shaped sling material made of silicone-coated polyester mesh facilitates a two-sided suture connection to the vaginal cuff. The SCP System allows the surgeon to position the vaginal vault without excessive tension by anchoring a sling material from the sacrum to the vaginal cuff creating a “hammock” of support.

We are currently developing the following products: Transfix Sutureless Sling System, the No-Tac and the next generation of the In-Fast Female Sling System. Several of these products are improvements and next generation products for female sling procedures. These next generation products provide the surgeon additional options for performing sling procedures. Accordingly, we believe we can increase our market opportunity by providing products that appeal to a broad spectrum of physicians.

Our Erectile Dysfunction Business

Overview

Erectile dysfunction, or impotence, is the inability to achieve or maintain an erection firm enough, or for a sufficient amount of time, for sexual intercourse. The psychological and quality of life impact of erectile dysfunction on a man’s, and a couple’s, life is significant.

A variety of physical and psychological conditions can cause erectile dysfunction, including diabetes, vascular disorders, disorders that affect the nervous system, complications from surgery, medication, alcoholism, spinal cord injuries, depression, stress and performance anxiety. Erectile dysfunction is most often caused by physical problems, rather than psychological problems.

Most physicians use a scoring system for erectile dysfunction that measures the severity of a patient’s disorder and categorizes it as mild, moderate or severe. Of patients with erectile dysfunction, approximately 33% are categorized as mild, 49% as moderate and 18% as severe. More than 90% of patients who receive a penile implant have severe erectile dysfunction.

Current Treatments for Erectile Dysfunction

The primary treatment options for erectile dysfunction are oral medications, injectable medications, vacuum devices and penile implants. Today, the primary oral medication used for treating erectile dysfunction is Viagra. Patients can also inject medication directly into the penis using a small needle attached to a syringe or insert medication into the urethra with an applicator instead of a needle. Before the advent of Viagra, a primary treatment for erectile dysfunction was a vacuum constriction device, which uses a vacuum to draw blood into the penis and a constriction ring to prevent blood from flowing back out of the penis.

Although the success of some of these treatments, especially Viagra, has had a positive impact on the diagnosis and treatment of patients suffering from erectile dysfunction, many patients with severe erectile dysfunction are not successfully treated with these therapies. For an effective treatment, many patients with severe conditions often have no alternative other than a penile implant. A penile implant is a device surgically implanted inside the penis to mechanically simulate an erection. A penile implant provides natural looking and feeling erections and has a very high patient and partner satisfaction rate. Patients with a penile implant can generally ejaculate normally and experience normal sensations during intercourse.

Erectile Dysfunction Market Opportunity

Worldwide sales for erectile dysfunction products are estimated at $1.2 billion annually. Approximately 30 million men in the United States suffer from erectile dysfunction, primarily those over the age of 40. Of these, we estimate that approximately 5.6 million men suffer from severe erectile dysfunction, including approximately 2.8 million who suffer from chronic, severe erectile dysfunction. Viagra is an effective treatment option for less than half of patients with chronic, severe erectile dysfunction. As a result, we estimate that there are approximately 1.1 million men who are candidates for penile implants in the United States alone. We estimate that only approximately 20,000 men received a penile implant worldwide in 1999, generating worldwide sales of approximately $70 million. We believe that increased marketing and a focus on physician and patient education will continue to drive the growth of penile implants.

The introduction and advertising of Viagra have significantly increased the population of patients seeking treatment for erectile dysfunction. Since Pfizer introduced Viagra in 1998, there have been approximately 14.3 million new prescriptions written for Viagra. Prior to the introduction of Viagra, approximately one million men sought treatment for erectile dysfunction each year.

Our Erectile Dysfunction Products

Historically, we have derived most of our revenues from our penile implants. As sales of our incontinence products have been growing faster than sales of our erectile dysfunction products, our erectile dysfunction revenues, as a percentage of our total revenues, have declined. We believe this revenue trend will continue. Our erectile dysfunction products represented $51.3 million, or 51%, of our 2000 net sales. We are the worldwide leader in the penile implant market, with more than a 70% market share. Since we introduced the first inflatable penile prosthesis in 1973, urologists have implanted over 200,000 of our penile prostheses with patient satisfaction rates as high as 90% at five years.

In order to meet various physician and patient preferences, we offer a full line of penile implants. The following tables list our principal erectile dysfunction products on the market and those currently under development. For more information on the FDA regulatory approval process, see “Business—Government Regulation.”

Current Products	Description of Product	U.S. Regulatory Approval Status

AMS 700 CX	3-piece hydraulic implant that expands in girth only	Product Development Protocol (PDP) approved CE mark certified

AMS 700 Ultrex	3-piece hydraulic implant that expands in length and girth	PDP approved CE mark certified

InhibiZone Antibiotic Surface Treatment	Surface treatment for a permanent implantable device	PDP supplement approved Design dossier submitted for CE mark certification

Parylene Micro Coating	Coating on the internal cylinder of the implant to improve durability	PDP supplement approved CE mark certified

Ambicor	2-piece hydraulic implant	PDP supplement approved CE mark certified

AMS Malleable 650	Malleable implant	510(k) cleared CE mark certified

NEVA	Nocturnal monitoring device for diagnostic purposes	510(k) cleared CE mark certified

Cavernotome C&R	Dilation tool set used prior to implant placement	510(k) exempt CE mark certified

Testicular Prosthesis	Small, solid silicone implant	International release only CE mark certified

Products Under Development	Description of Product	U.S. Regulatory Approval Status

Ergonomic Pump	Next generation pump to enhance ease of use of penile implants	PMA supplement to be submitted CE Mark to be submitted

Our AMS 700 product is a three-piece hydraulic inflatable implant that consists of a pair of hollow silicone cylinders implanted into the penis, a control pump placed in the scrotum and a reservoir balloon filled with saline placed in the abdomen. The control pump allows the patient to direct the saline to flow out of the balloon and into the cylinders, expanding the cylinders and causing an erect penis. Hydraulic implants are the most popular type of implants because of their natural look and feel in both the flaccid and erect positions. Our AMS 700 line includes our CX model, which expands in girth, and our Ultrex model, which expands in both length and girth. Our Ultrex model most closely approximates the process and feel of both a natural erection and a natural flaccid state and is the only product of its kind on the market. We will enhance all of our penile implant products with a Parylene Micro Coating which is designed to improve durability while maintaining functionality. In addition, we now offer InhibiZone, a unique antibiotic surface treatment, for our 700 AMS Series penile implants. We believe our AMS 700 line of penile implants is the most widely used implant worldwide. We are also developing an ergonomic patient-friendly pump which will be easier for individuals with manual dexterity problems to use.

Our Ambicor product is a two-piece hydraulic implant. This product uses the distal end of the implant as the reservoir site to eliminate the abdominal balloon used in the AMS 700. The Ambicor can be implanted in a less-invasive and shorter procedure than the procedure required for the three-piece device. For the patient it has the additional benefit of requiring fewer movements for activation.

Our AMS Malleable 650 is a malleable penile implant. This product is made of a silicone-covered wire bundle that allows a man to manually straighten his penis to allow for intercourse or bend it out of the way when it is not in use. This product is a lower cost alternative to our hydraulic implants. Most of our sales of the AMS Malleable 650 are outside of the United States.

We distribute the NEVA System, an innovative diagnostic system designed to measure nocturnal erectile events and record pertinent data for physician review. Based on the information provided by the NEVA System, a physician can better understand the origin of the erectile dysfunction problem and recommend appropriate treatment options.

Our Cavernotome C&R is a single-use, disposable tool set that the surgeon can use to dilate the corpora cavernosa prior to placement of penile prosthesis cylinders.

Our testicular prosthesis is designed for cosmetic replacement in men who have lost a testicle due to cancer, congenital defects or trauma, and for women undergoing transsexual procedures.

Our Prostate Business

Overview

There are three primary types of prostate disease: enlarged prostate, more commonly known as BPH, strictures and prostate cancer. We currently offer products to treat strictures and BPH. We also view the treatment of prostate cancer as an attractive market opportunity. The prostate gland is located just below the bladder, next to the rectum. The urethra runs through the middle of the prostate and penis.

In BPH patients, the prostate enlarges which squeezes the urethra, thereby restricting the normal passage of urine. More than half of men in their 60’s have BPH, and among men in their 70’s and 80’s, the figure may be as high as 90%. BPH patients also typically suffer from a variety of troubling symptoms primarily relating to changes in urinary voiding which may have a significant impact on their quality of life. These symptoms include: increased frequency of urination; sudden urge to urinate; stopping and starting of flow during urination; weak flow of urine; difficulty in starting urination and sensation of incompleteness in emptying of bladder.

Strictures are scarring of the urethra, usually caused by sexually transmitted diseases or from physical or surgical trauma, including passing of scopes or other instrumentation within the urethra.

Current Treatments for Prostate Disease

Conventional treatments for prostate disease typically involve a number of invasive surgical techniques and/or drug therapies. The following summarizes treatment options for the three types of prostate diseases:

•	BPH. The primary treatments for patients with mild to moderate BPH are watchful waiting and drug therapy. Watchful waiting means that the patient chooses no treatment at all, and seeks treatment only when the condition worsens. For patients with moderate to severe BPH, the most common surgical treatment is transurethral resection of the prostate, or TURP. This procedure involves inserting a tiny looped wire into the urethra through the penis and up to the prostate to remove the prostatic tissue. New, less-invasive techniques such as lasers, radio frequency energy needles, and microwave therapy, are also available. These therapies are designed to kill prostatic tissue using various forms of energy without damaging the urethra. While less invasive than TURPs, these therapies are somewhat less effective at restoring high urine flow rates to patients. Stents are another alternative for patients who suffer from BPH. They offer the advantages of a less-invasive procedure, immediate relief of obstruction, as well as flow rates comparable to TURP.

•	Strictures. Treatments of strictures include dilation procedures, urethrotomy procedures and stents. Urethral dilation involves the use of metal dilators to gradually stretch out the strictured area of the urethra. Urethrotomy involves making an incision in the urethra to open up the scarred area. Urethral stents are placed to hold open the urethra so that the scar does not reform, a common complication of other procedures. A urethroplasty procedure is typically used when other methods fail. In this procedure, the stricture is accessed through a surgical incision, the strictured area is removed and the urethra is re-attached.

•	Prostate cancer. A radical prostatectomy is the most widely accepted treatment to remove a cancerous prostate gland. In this procedure, the entire prostate is removed in an invasive procedure. Radiation therapy, particularly brachytherapy, has become an important new technology for treatment of prostate cancer. Brachytherapy is a less-invasive procedure in which small radiation seeds are implanted in the prostate through the perineum to kill the cancerous prostatic tissue. Cryotherapy has also recently been reintroduced to the market. This procedure uses cryo probes placed perineally to freeze the prostate and kill the cancerous tissue.

Prostate Disease Market Opportunity

Prostate disease affects approximately 16 million patients in the United States. We estimate that the U.S. market for products to treat prostate disease is more than $300 million annually, and approximately $100 million of this amount is from products used to treat BPH. BPH is the most common type of prostate disease, affecting more than 13 million men in the United States. We estimate that approximately 2.9 million of these men suffer from severe BPH; approximately 2 million are treated with drugs and approximately 250,000 are treated surgically. In addition, the American Cancer Society estimates that there will be 198,100 new cases of prostate cancer diagnosed in 2001.

Our Prostate Products

We have the number one market position in permanent urethral stents for the treatment of BPH and strictures. Our prostate disease products represented $6.6 million, or 7%, of our 2000 net sales. The following tables list our principal prostate products and products under development. For more information on the FDA regulatory approval process, see “Business—Government Regulation.”

Current Products	Description of Product	Regulatory Approval Status

UroLume Endoprosthesis	An expandable braided wire stent	PMA approved CE mark certified

Coaguloop Resection Electrode	A resection loop using radio frequency energy to resect the prostate	510(k) cleared CE mark certified

ProstaJect Ethanol Injection System	A needle injecting probe used to inject ethanol into the prostate to kill tissue	Combined Phase I/Phase II study underway CE mark certified

Products Under Development	Description of Product	Regulatory Approval Status

Next generation UroLume	A UroLume with rounded ends designed for comfort and ease of use	PMA supplement approved CE mark certified

Biodegradeable Stent	Urethral stent designed to maintain its structure for 2-4 weeks after implant	Investigational Device Exemption (IDE)/PMA to be submitted

Our UroLume Endoprosthesis is an expandable braided wire stent intended as a treatment to relieve urinary obstruction caused by BPH, detrusor external sphincter dyssenergia, or DESD, and strictures. Our UroLume procedure is minimally invasive, using a direct vision delivery system for precise positioning and easy placement. Urologists perform this procedure under local or general anesthesia. Our UroLume stent has a 95% success rate seven years after implant in stricture applications. We have recently received regulatory clearance to market the UroLume with rounded ends that should be less irritative and has a special coating making it easier to implant.

Our Coaguloop Resection Electrode is a premium resection loop used during TURP and bladder cancer procedures. It is used as a treatment to relieve urinary obstruction caused by BPH. The main advantage of our loop is that it has superior coagulation characteristics compared to other loops.

We acquired the exclusive rights to distribute the ProstaJect Ethanol Injection System on a worldwide, long-term basis in October 1999. ProstaJect is an injection system designed to treat BPH in a less-invasive manner by injecting ethanol into the prostate to kill prostatic tissue. The device is made up of a curved injection needle that facilitates precise placement of the ethanol into the prostate. This system does not require the physician to invest in any capital equipment, unlike competitive products currently on the market. Urologists can perform this transurethral injection procedure in an ambulatory surgery center without the use of general anesthesia. We are currently seeking FDA approval to market this product in the United States for BPH. We launched this product in May 2001 outside of the United States and currently plan to launch this product in the United States in 2004.

We are in the process of developing a biodegradeable stent. This product is designed for use in post-surgical procedures, particularly after less-invasive BPH procedures. A high percentage of these patients are sent home with catheters after the procedure because of temporary obstruction caused by swelling into the urethra. Our product is designed to hold open the urethra for a period of two to four weeks. This would allow patients immediate post-operative voiding without the use of a catheter.

Sales and Marketing

United States

We have a strong sales, marketing and distribution infrastructure that includes well-trained, direct field representatives worldwide. Our U.S. sales force is comprised of two teams of sales representatives. One team is focused on selling traditional AMS products, including our penile implants, artificial urinary sphincters and UroLume stents. The other team, made up primarily of the former Influence sales force, is focused on selling sling products to the female incontinence market. We believe this allows both sales teams to focus on their core competencies and to maximize sales. We also have surgical specialists in the field who contribute to our selling efforts by supporting surgical procedures involving our products.

We believe the size and strength of our sales organization are among our important competitive advantages. Our sales force is very well trained in the technical aspects of the procedures urologists perform with our products. In addition, our AMS sales team has strong, long-term relationships with the urologists who use our products. Our Influence sales team is a competitive selling organization. Our sales representatives have an average tenure with us or Influence of six years.

Our marketing department consists of approximately 35 professionals who develop and implement marketing programs designed to increase awareness, understanding and preference for our products with patients and urologists. Our marketing programs have provided us with exceptional access to physicians throughout the world. These programs include:

•	Medical Marketing Programs are intended to educate physicians and their staff about successfully promoting their practices, efficiently educate patients about the diagnosis and treatment of various urological conditions and effectively train office staff to work with patients.

•	Surgical Training Programs are offered to physicians interested in improving their surgical techniques.

•	Education Materials, such as brochures and videos, are developed to educate patients and urologists about treatment options for incontinence, erectile dysfunction, prostate disease and about our products in particular.

•	Reimbursement Assistance is provided by our Health Care Affairs department with the assistance of outside consultants to assist patients and surgeons in obtaining appropriate reimbursement for our products.

•	Medical Advisory Boards are comprised of key U.S. and international opinion leaders who provide us feedback about our current and future products, diagnostic and treatment trends and other areas of interest.

•	Website marketing is focused on educating both patients and urologists about our product alternatives, reimbursement for our procedures and our marketing programs.

International

In order to grow our international business, which represented 19% of our total net sales in 2000, we have restructured our international business and continue to add experienced senior management personnel. We currently employ a direct sales force located in five Western European countries, Canada and Australia. All of our international sales people sell our entire product line. We also have a network of approximately 45 foreign independent distributors and agents who supplement our direct sales force. These distributors and agents sell our products primarily in Eastern Europe, Southeast Asia, South America, the Middle East and Africa. The local market condition, regulatory situation and competitive situation determine the type of products sold in our distributor markets. New product introductions will be key to growing our international operations.

Manufacturing and Supply

We have approximately 75,000 square feet at our headquarters located in Minnetonka, Minnesota used for manufacturing, research and development, warehousing and distribution. We have numerous manufacturing capabilities at the Minnesota facility, including high-skilled operations specialists and expertise in plastic injection molding, silicone transfer molding, silicone molding, dip coating and silicone extrusion using state-of-the-art technology. We manufacture almost all of our products and related components in our Minnesota facility, except for certain manufacturing prototypes and lower-volume incontinence products manufactured at our Israeli facility. We are in the process of transitioning the manufacturing currently conducted in Israel to our U.S. facility.

Although most of the components we purchase to use in our manufacturing facility are available from multiple sources, some materials are only supplied by a limited number of vendors. The main component of our implantable prostheses is raw silicone. We currently rely on one supplier to provide the silicone used in most of our implantable products. We are aware of only two suppliers of silicone to the medical device industry for permanent implant usage. We rely mostly on one supplier for some of the components used in Influence’s sling procedure kits for the treatment of incontinence, although there are a few other authorized suppliers of these components. We purchase other raw materials from multiple suppliers in the United States.

We maintain a comprehensive quality assurance and quality control program, which includes documentation of all material specifications, operating procedures, equipment maintenance and quality control test methods. Our documentation systems comply with FDA and ISO 9001 requirements.

Currently, we are operating one manufacturing shift and are at approximately 30% of our production capacity in our Minnesota facility. We have the ability to increase production levels of our current product lines without expanding our facility. We believe that our property in Minnesota is adequate to serve our business operations for the foreseeable future.

Research and Development

Our research and development staff of more than 35 people focuses on developing new products to treat incontinence, erectile dysfunction and prostate disease. In addition, our research and development staff continually works on enhancing our current product offerings, also known as continuation engineering. The incontinence, erectile dysfunction and prostate disease teams focus on developing new, unique and cost-effective products to treat these disorders. The continuation engineering team focuses on developing improvements to our existing products. Our research and development staff also consults with our network of leading urologists to develop new products and new features to our existing products.

The following is a partial list of our internal research and development technologies and expertise:

•	Fluid mechanics, hydraulics and coupling;

•	Micro-valving and switching;

•	Silicone elastomers (precision molding, extruding, bonding);

•	Thermoplastics (precision molding, extruding, bonding, machining);

•	Braiding of metals and polymers;

•	Biocompatibility of materials (physiologic interaction, long-term implantation);

•	CAD/CAM;

•	Antimicrobial coatings; and

•	Biodegradable polymers.

In addition to our internal ideas, our research and development department consults with a global network of leading physicians. A research and development team evaluates and balances new concepts against our current business strategies. Viable concepts are prototyped by using our in-house, state-of-the-art, tooling and molding center. Our research and development laboratories and highly-skilled technicians provide an in-vitro evaluation of new concepts before substantial funding is allocated to any development activities. Once a product and/or system is technically and economically feasible, dedicated resources are committed to firm timelines and costs. We work to have physicians actively involved in the conception of the idea and engaged throughout the development cycle. This unique combination is designed to produce products that are truly customer driven and focused.

We spent $13.1 million in 1998, $9.6 million in 1999 and $12.2 million in 2000 on research and development. These costs include clinical and regulatory expenses. Our research and development costs declined in 1999 because we abandoned a research project in early 1999, and did not spend a significant amount on this project in 1999.

Competition

Competition in the medical device industry is intense and is characterized by extensive research efforts and rapid technological progress. We believe that the primary competitive factors include price, quality, technical capability, innovation, breadth of product line and distribution capabilities. Many of our competitors in the urology market have greater resources, more widely-accepted products, less-invasive therapies, greater technical capabilities and stronger name recognition than we do. Our ability to compete is affected by our ability to:

•	develop new products and innovative technologies;

•	obtain regulatory clearance and compliance for our products;

•	protect the proprietary technology of our products and manufacturing process;

•	market our products;

•	attract and retain skilled employees; and

•	maintain and establish distribution relationships.

Our principal competition in the erectile dysfunction market is Mentor Corporation’s penile implants and oral medications such as Pfizer’s Viagra. We also compete with companies that provide injectables for erectile dysfunction such as Pharmacia and Schwarz Pharma. Our principal competitors in the incontinence market are Boston Scientific Corporation, Johnson & Johnson, C.R. Bard, Inc. and Mentor Corporation. Our principal competitors in the prostate disease market are Urologix, Inc., VidaMed, Inc., Johnson & Johnson and Boston Scientific Corporation.

Our competitors also include academic institutions and other public and private research organizations that continue to conduct research, seek patent protection and establish arrangements for commercializing products in this market which will compete with our products.

Patents and Intellectual Property

We rely on a combination of patents, trade secrets, know-how, trademarks, copyrights and agreements to protect our business interests. We currently have 72 issued U.S. patents and 236 corresponding international patents that cover various aspects of our technology. We also have 158 U.S. and international patent applications pending. A substantial portion of our annual research and development budget is allocated towards generating new concepts and product ideas. This, combined with our patent program, has significantly increased the number of patentable proposals.

We seek to aggressively protect technology, inventions and improvements that we consider important through the use of patents and trade secrets in the United States and significant foreign markets. We cannot assure you that our patents will provide competitive advantages for our products, or that our competitors will not challenge or circumvent these rights. In addition, we cannot assure you that the U.S. Patent and Trademark Office, or PTO, will issue any of our pending patent applications. The PTO may also deny or significantly narrow claims made under our patent applications. Any issued patents may not provide us with significant commercial protection. We could incur substantial costs in proceedings before the PTO, including interference proceedings. These proceedings could result in adverse decisions as to the priority of our inventions. The laws of some of the countries in which our products are or may be sold may not protect our products and intellectual property to the same extent as the laws in the United States, or at all.

While we do not believe that any of our products infringe any valid claims of patents or other proprietary rights held by third parties, we cannot assure you that we do not infringe any patents or other proprietary rights held by third parties. If a third party makes an infringement claim, our costs to defend the claim could be substantial and adversely affect us, even if we were ultimately successful in defending the claim. If our products were found to infringe any proprietary right of a third party, we could be required to pay significant damages or license fees to the third party or cease production. Litigation may also be necessary to enforce patent rights we hold or to protect trade secrets or techniques we own. Any claims or litigation could result in substantial costs and diversion of effort by our management.

We also rely on trade secrets and other unpatented proprietary technology. We cannot assure you that we can meaningfully protect our rights in these unpatented proprietary technology or that others will not independently develop substantially equivalent proprietary products or processes or otherwise gain access to our proprietary technology. We seek to protect our trade secrets and proprietary know-how, in part, with confidentiality agreements with employees and consultants. We cannot assure you, however, that the agreements will not be breached, that we will have adequate remedies for any breach or that our competitors will not discover or independently develop our trade secrets.

Government Regulation

United States

Numerous governmental authorities, principally the FDA and corresponding state and foreign regulatory agencies, strictly regulate our products and research and development activities. The Federal Food, Drug, and Cosmetic Act, or FDA Act, the regulations promulgated under this act, and other federal and state statutes and regulations, govern, among other things, the pre-clinical and clinical testing, design, manufacture, safety, efficacy, labeling, storage, record keeping, advertising and promotion of medical devices.

Generally, before we can market a new medical device, we must obtain marketing clearance through a 510(k) premarket notification, approval of a premarket approval application, or PMA, or approval of product development protocol, or PDP. The FDA will typically grant a 510(k) clearance if we can establish that the device is substantially equivalent to a predicate device. It generally takes several months from the date of a 510(k) submission to obtain clearance, but it may take longer, particularly if a clinical trial is required.

A PMA or PDP application must be submitted if a proposed device does not qualify for a 510(k) premarket clearance procedure. The scientific data required to support an approval to market a product using a PMA or PDP is generally the same. PMA and PDP applications must be supported by valid scientific evidence to demonstrate the safety and effectiveness of the device, typically including the results of clinical trials, bench tests, and laboratory and animal studies. The PMA and PDP must also contain a complete description of the device and its components, and a detailed description of the methods, facilities and controls used to manufacture the device. In addition, the submission must include the proposed labeling, advertising, and any training materials. The PMA and PDP process can be expensive, uncertain and lengthy, require detailed and comprehensive data and generally take significantly longer than the 510(k) process. Toward the end of the PMA review process, the FDA generally will conduct an inspection of the manufacturer’s facilities to ensure compliance with applicable quality standard regulation requirements which include elaborate testing, control documentation and other quality assurance procedures. Separate preapproval inspections are required for each PMA application.

If human clinical trials of a device are required, either for a 510(k) submission or a PMA application, and the device presents a significant risk to the patient in the trial, the sponsor of the trial, usually the manufacturer or the distributor of the device, must file an investigational device exemption, or an IDE, application prior to commencing human clinical trials. The IDE application must be supported by data, typically including the results of animal and/or laboratory testing. If the IDE application is approved by the FDA and one or more appropriate institutional review boards, or IRBs, human clinical trials may begin at a specific number of investigational sites with a specific number of patients, as approved by the FDA. If the device presents a nonsignificant risk to the patient, a sponsor may begin the clinical trial after obtaining approval for the study by the IRBs without separate approval from the FDA. Submission of an IDE does not give assurance that the FDA will approve the IDE and, if it is approved, there can be no assurance the FDA will determine that the data derived from the studies support the safety and efficacy of the device or warrant the continuation of clinical trials. An IDE supplement must be submitted to and approved by the FDA before a sponsor or investigator may make a change to the investigational plan that may affect its scientific soundness, study indication or the rights, safety or welfare of human subjects.

Our core implantable products are or will be approved through the PMA or PDP application process. Most of our other products are approved through the 510(k) premarketing notification process. We have conducted clinical trials to support many of our regulatory approvals.

We currently plan to seek approval from the FDA to market the ProstaJect device and dehydrated alcohol, as a drug/device combination product, in the United States. An investigational new drug application, commonly known as an IND application, was cleared by the FDA in January 2001 and allows us to conduct a clinical study to assess safety and dosage parameters of use. In order to obtain FDA marketing approval, we will need to conduct adequate and well-controlled randomized clinical trials to establish the safety and effectiveness of the combination drug/device product; submit to the FDA a new drug application, commonly known as an NDA; and obtain FDA approval of the NDA prior to any commercial sale or shipment of the product in the United States. Throughout the process, we will be required to submit extensive clinical data to the FDA, which the FDA will review and analyze. This process is expensive, uncertain and generally takes several years to complete.

In addition to granting marketing approvals for our products, the FDA and international regulatory authorities periodically inspect our company. We must comply with the host of regulatory requirements that apply to medical devices marketed in the United States and internationally. These requirements include labeling regulations, manufacturing regulations, quality system regulation requirements, and the medical device reporting regulations which require a manufacturer to report to the FDA adverse events involving its products, and the FDA’s general prohibitions against promoting products for unapproved or off-label uses. The FDA periodically inspects device and drug manufacturing facilities in the United States or manufacturers of product to be marketed in the United States in order to assure compliance with applicable quality system regulations. The FDA last inspected our Minnetonka, Minnesota and our Israeli facility manufacturing facility in 2000.

If the FDA believes we are not in compliance with law, it can institute proceedings to detain or seize products, issue a recall, enjoin future violations and assess civil and criminal penalties against us and our officers and employees. If we fail to comply with these regulatory requirements, our business, financial condition and results of operations would be harmed. In addition, regulations regarding the manufacture and sale of our products are subject to change. We cannot predict the effect, if any, that these changes might have on our business, financial condition and results of operations.

In addition to the FDA’s regulation of the sale and marketing of medical devices, we are also subject to the National Organ Transplant Act, or NOTA, because we provide human tissue in connection with our sling systems for urinary incontinence. NOTA prohibits the purchase and sale of human organs, including related tissue, for valuable consideration. NOTA permits the payment of reasonable expenses associated with the removal, transportation, processing, preservation, quality control, implantation and storage of human tissue. NOTA enables the federal government to impose civil and criminal penalties on those found to have violated this federal statute.

The FDA has issued a more comprehensive regulatory framework that builds upon and supersedes the existing regulations for human tissue-based products. Implementation of this proposed regulatory approach may lead to medical device submissions for some of the tissue products we provide with our sling kits.

International

In order to market our products in European and other foreign countries, we must obtain required regulatory approvals and comply with extensive regulations governing product safety, quality and manufacturing processes. These regulations vary significantly from country to country and with respect to the nature of the particular medical device. The time required to obtain these foreign approvals to market our products may be longer or shorter than that required in the United States, and requirements for licensing may differ from FDA requirements.

In order to market our products in the member countries of the European Union, we are required to comply with the medical devices directive and obtain CE mark certification. CE mark certification is an international symbol of adherence to quality assurance standards and compliance with applicable European medical device directives. Under the medical devices directives, all medical devices including active implants and in-vitro diagnostic products must qualify for CE marking.

All our products sold internationally are subject to appropriate foreign regulatory approvals, like CE Marking for the European Union. Our products are manufactured in ISO 9001 certified facilities.

Third-Party Reimbursement

In the United States, as well as in foreign countries, government-funded or private insurance programs, commonly known as third-party payors, pay the cost of a significant portion of a patient’s medical expenses. A uniform policy of reimbursement does not exist among all these payors. Therefore, reimbursement can be quite different from payor to payor. We believe that reimbursement is an important factor in the success of any medical device. Consequently, we seek to obtain reimbursement for all of our products.

Reimbursement in the United States begins with our ability to obtain FDA clearances and approvals to market these products. Reimbursement also depends on our ability to demonstrate the short-term and long-term clinical and cost-effectiveness of our products from the results we obtain from clinical experience and formal clinical trials. We present these results at major scientific and medical meetings and publish them in respected, peer-reviewed medical journals.

The U.S. Health Care Financing Administration, or HCFA, sets reimbursement policy for the Medicare program in the United States. HCFA has a national coverage policy, which provides for the diagnosis and treatment of erectile dysfunction in Medicare beneficiaries. It is estimated that 50-60% of penile prosthesis procedures are performed on patients covered by Medicare.

Commercial payor coverage for erectile dysfunction varies widely across the United States. Prior authorization is required for penile prosthesis surgeries, and we have developed programs to address coverage denials for physicians and their patients. For example, the introduction of Viagra resulted in some plans establishing broad coverage exclusions for erectile dysfunction, most notably some Blue Cross/Blue Shield plans.

Medicare has a national coverage policy that provides coverage for our AMS 800 Artificial Urinary Sphincter. Likewise, the In-Fast and InVance sling fixation systems are utilized in surgical procedures that are well-accepted and paid for by third-party payors. Minimally-invasive treatments for prostate disease are generally covered under many third-party reimbursement programs. Treatment for stricture of the urethra is covered by all Medicare carriers in the United States and BPH is covered by Medicare in 49 states.

All third-party reimbursement programs, whether government funded or insured commercially, whether inside the United States or outside, are developing increasingly sophisticated methods of controlling health care costs through prospective reimbursement and capitation programs, group purchasing, redesign of benefits, second opinions required prior to major surgery, careful review of bills, encouragement of healthier lifestyles and exploration of more cost-effective methods of delivering health care. These types of programs can potentially limit the amount which health care providers may be willing to pay for medical devices.

HCFA implemented the Final Rule on its Prospective Payment System For Outpatient Services on August 1, 2000. We estimate that more than half of the procedures using our products are used in an outpatient hospital setting. This rule provides for a new system to reimburse Medicare outpatient surgical services provided in a hospital. On a quarterly basis, HCFA publishes a list of pharmaceuticals and medical devices that will be eligible for pass-through payments. HCFA currently intends only to provide payment for the products on this list. All of our current products used on an out-patient basis are on HCFA’s list of approved pass-through payment codes.

Employees

As of May 31, 2001, we employed directly and through our subsidiaries 523 people in the following areas: 155 in manufacturing, 206 in sales and marketing, 79 in administration, 45 in regulatory, clinical and quality assurance, and 38 in research and development. We do not have any active organized labor unions. We believe we have an excellent relationship with our employees.

Facilities

Our corporate headquarters, main warehouse and manufacturing operations are located in a 180,000 square foot building we own in Minnetonka, Minnesota. The manufacturing operations at this location include sufficient capacity to expand production of our current product line as well as absorb the transfer of Influence’s high volume manufacturing and assembling operations.

We lease office space for our international operations in France, Israel, Spain, Germany, Belgium, England, Australia and Canada.

Legal Proceedings

We have been and are also currently subject to various legal proceedings and other matters which arise in the ordinary course of business, including product liability claims. In connection with the purchase of our assets from Pfizer in 1998, Pfizer retained liability for claims relating to products that were sold before the completion of the acquisition. We are liable for claims relating to products sold after the completion of the acquisition.

MANAGEMENT

Executive Officers, Directors and Key Employees

Set forth below is certain information concerning our executive officers and directors, including their age, as of May 31, 2001:

Name	Age	Title

Douglas W. Kohrs	43	President, Chief Executive Officer and Director

Richard J. Faleschini	54	Vice President, Sales and Marketing

Gregory J. Melsen	49	Vice President, Finance, Chief Financial Officer and Treasurer

Martin J. Emerson	37	Vice President and General Manager, International

J. Daniel Ruys	50	Vice President, International

Johann Neisz	43	Vice President, Research and Development

Lawrence W. Getlin	56	Vice President, Regulatory, Medical Affairs and Quality Systems

Brian A. Millberg	44	Vice President, Manufacturing and Operations

Janet L. Dick	45	Vice President, Human Resources

Richard B. Emmitt(1)	56	Director

Christopher H. Porter, Ph.D.	57	Director

David W. Stassen(1)	49	Director

James T. Treace(1)(2)	55	Director

Elizabeth H. Weatherman(2)	41	Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.

Douglas W. Kohrs has served as our President, Chief Executive Officer and Director since April 1999. Mr. Kohrs has 19 years of experience in the medical device industry, most recently as general manager of Sulzer Spine-Tech, Inc. from May 1998 to April 1999. Mr. Kohrs was part of the founding team at Spine-Tech when it was formed in 1991 to develop and commercialize the BAK spinal fusion cage, a novel implantable device to improve the surgical treatment of degenerative disc disease. Mr. Kohrs also served as Vice President of Research and Development and Vice President of Marketing during his tenure at Spine-Tech. Prior to working for Spine-Tech, Mr. Kohrs spent seven years with Johnson & Johnson and two years at Zimmer, a division of Bristol-Myers Squibb. Mr. Kohrs currently serves as a director of Kyphon, Inc., Disc Dynamics and Pioneer Surgical Technologies.

Richard J. Faleschini has served as our Vice President, Sales and Marketing since November 1999. Mr. Faleschini has over 21 years experience in medical device sales, marketing and general management. From July 1995 to August 1999, he served in various executive positions at Medtronic, Inc. with responsibilities for several sectors of its cardiovascular businesses, including coronary stents, most recently as Vice President, U.S. Cardiovascular Health Care Systems Marketing. His previous experience also includes sales and marketing management responsibilities at Cordis Corporation from 1990 to 1995, at Biomagnetic Technologies from 1985 to 1990 and at ATL and ADR Ultrasound from 1977 to 1985. Mr. Faleschini currently serves as a director of MedAcoustics, Inc.

Gregory J. Melsen has served as our Vice President, Finance, Treasurer and Chief Financial Officer since March 1999. From January 1996 to March 1999, Mr. Melsen was Vice President, Finance, Treasurer and Chief Financial Officer of Avecor Cardiovascular, Inc., a publicly traded medical device company that Medtronic, Inc. acquired in March 1999. His 27-year tenure in accounting and finance includes two years as Vice President and Chief Financial Officer of PACE Incorporated, an environmental testing company, and 19 years with Deloitte & Touche, including nine years as an audit partner.

Martin J. Emerson has served as our Vice President, General Manager of International since June 2000. Mr. Emerson has 15 years experience in the medical device field in finance and general management capacities. From September 1998 to February 2000, he served as General Manager and Finance Director for Boston Scientific Corporation in Singapore. Also in Singapore, he was Vice President and Regional Financial Officer with MasterCard International from April 1997 to September 1998. Mr. Emerson’s early experience was with Baxter International from June 1985 to March 1988 and from May 1989 to April 1997 in positions of increasing responsibilities in finance and administration, leading to the positions of Regional Director, Finance and Administration, Singapore and ultimately, Vice President Finance — Hospital Business, Brussels, from September 1995 to April 1997.

J. Daniel Ruys has served as our Vice President, International since July 1999. Mr. Ruys has 20 years of experience in sales, marketing and general management with medical device companies and has spent most of his career based in Europe. From April 1997 to June 1999, he served as the European Director of MICROVENA International B.V. From March 1995 to March 1997, he served as the Vice President, Europe of CardioGenesis B.V. From January 1994 to February 1995, he served as General Manager of Hepatix, Inc. From 1977 through 1993, he served in various capacities at Baxter Healthcare/ American Hospital Supply.

Johann Neisz has served as our Vice President, Research and Development since May 1999. Mr. Neisz has 17 years of medical device product development experience. From July 1988 to May 1999, Mr. Neisz was employed by Medtronic, Inc. in senior level Research and Development capacities in The Netherlands, Sweden, and in the United States with its Neuro, Synectics-Dantec, Corporate Ventures and Tachyarrhythmia Instruments businesses.

Lawrence W. Getlin, J.D. has served as our Vice President, Regulatory, Medical Affairs and Quality Systems and Compliance since 1990. Prior to joining us, Mr. Getlin served for 14 years with the Pharmaseal Division of Baxter Healthcare/ American Hospital Supply, the last eight years as the Director of Regulatory Affairs. He is a member of the California State Bar as well as the U.S. Court of Appeals 9th District, and District Court, Central District of California, and is Regulatory Affairs Certified. Mr. Getlin currently serves on the board of directors of InjecTx, Inc.

Brian A. Millberg has served as our Vice President, Manufacturing and Operations since September 1998. Mr. Millberg joined us in 1984, spending his first 12 years with us in positions of increasing responsibility within research and development. In 1996, he was promoted to Director of Operations, with full responsibility for our manufacturing operations. He has been a registered professional engineer in the state of Minnesota since 1985.

Janet L. Dick has served as our Vice President, Human Resources since 1996. Overall, Ms. Dick has spent almost 16 years in positions of increasing responsibility within our human resources department and Schneider’s human resources department, both of which were divisions of Pfizer at the time. Prior to joining us, Ms. Dick was Assistant Vice President/ Personnel Officer for Utica National Bank & Trust for four years.

Richard B. Emmitt has served as one of our directors since September 1998. Since 1989, Mr. Emmitt has been a Managing Director of The Vertical Group, Inc., an investment management and venture capital firm focused on the medical device industry. From 1977 to 1989, Mr. Emmitt served in various capacities at F. Eberstadt & Co., and its successor, Eberstadt Fleming. He currently also serves on the board of directors of A-Med Systems, Inc., EndiCOR Medical, Incorporated, SURx, Inc., Velocimed, Inc. and Wright Medical Group, Inc.

Christopher H. Porter, Ph.D. has served as one of our directors since December 1998. He currently serves as Principal of Medical Genesis, a consulting company he founded in 1992. His 25 year career in the medical device industry includes research and development and management experience with 3M, Johnson & Johnson and Pfizer Inc., as well as several early stage companies. Mr. Porter also served as our

Vice President, Research and Development from 1981 to 1987. He has introduced over 30 medical products during his career and holds 24 U.S. patents.

David W. Stassen has been one of our directors since July 1999. Since November 2000, he has been a General Partner of St. Paul Venture Capital, LLC, and since January 1999 he has been the Managing Director of Upper Lake Growth Capital, LLC and Crane Island Ventures, LLC. Mr. Stassen was the President of Sulzer Spine-Tech, Inc., formerly Spine-Tech, Inc., which developed and commercialized the BAK spinal fusion cage, a novel implantable device to improve the surgical treatment of degenerative disc disease, from June 1992 through June 1998. From 1990 to 1992, Mr. Stassen was the Executive Vice President of St. Paul Venture Capital, Inc. Mr. Stassen also currently serves as a director of Broncus Technologies, Directag.com, Disc Dynamics, Inc. and Heartstent.

James T. Treace has served as one of our directors since December 1998. He currently is the President of J & A Group, LLC, an investment and consulting company he founded in November 2000. From November 1999 until October 2000, he was President of Medtronic/ Xomed, the leader in the market for surgical products used by ear, nose and throat surgeons. From 1996, and prior to its acquisition by Medtronic, Inc. in November 1999, he served as Chief Executive Officer, President and Chairman of the Board of Xomed Surgical Products, Inc. From 1993 until its acquisition by Xomed Surgical Products, Inc. in April 1996, Mr. Treace served as Chief Executive Officer, President and Chairman of the Board of TreBay Medical Corp., an ear, nose and throat and orthopaedic product company Mr. Treace co-founded in 1993. From 1990 to 1993, Mr. Treace served as President of Linvatec Corporation, a minimally-invasive orthopedic medical device company formerly known as Concept, Inc. Mr. Treace is currently Chairman of the Board of Wright Medical Group, Inc.

Elizabeth H. Weatherman has served as one of our directors since July 1998. She is a Managing Director of Warburg, Pincus LLC where she has been a member of the health care group since 1988. She is responsible for Warburg Pincus’ medical device investment activities. Ms. Weatherman currently also serves on the board of directors of EndiCOR Medical, Inc., Kyphon Inc., SURx, Inc., Wright Medical Group, Inc., and Data Critical Corporation.

Board of Directors Composition and Compensation

Our board currently has six members. In accordance with our Certificate of Incorporation, our board of directors is divided into three classes with staggered three-year terms. The term of the first class expired at the annual stockholders’ meeting in 2001. The term of the second class will expire at the annual stockholders’ meeting in 2002. The term of the third class will expire at the annual stockholders’ meeting in 2003. We have designated Mr. Stassen and Mr. Treace as the class one directors, Mr. Emmitt and Mr. Porter as the class two directors, and Ms. Weatherman and Mr. Kohrs as the class three directors. At each annual meeting of the stockholders, the number of directors equal to the number of the class whose term expires at the meeting will be elected for a term of three years. At our annual stockholders meeting held on May 8, 2001, Mr. Stassen and Mr. Treace were elected to serve for a three-year term expiring at the annual stockholders meeting in 2004. Each director will serve until the expiration of his or her term for which he or she was elected and qualified, or until his or her successor is duly elected and qualified. This classification of our board may delay or prevent changes in the control of our company or in our management.

Under a stockholders agreement, Warburg Pincus has the right to designate two persons to our board of directors. Currently, Warburg Pincus has designated Elizabeth H. Weatherman as its representative under this agreement. See “Certain Transactions” for more information about the stockholders agreement.

We currently pay our directors who are not employees of AMS or representatives of one of our stockholders, our “non-employee directors,” a fee of $1,500 for each regularly scheduled meeting of our board, regardless whether attendance is in person or by telephone. We do not pay our non-employee directors this fee, however, if our board holds a telephone meeting solely to approve actions a committee of our board recommends. We also reimburse our non-employee directors for reasonable out-of-pocket expenses incurred in connection with attending regularly scheduled meetings of our board. In 2000, we paid Mr. Treace and Mr. Porter each $7,500 in cash compensation for serving on our board. We do not compensate our directors who are employees of AMS or representatives of our stockholders, for service on our board.

In addition, we have granted our non-employee directors stock options under our 2000 equity incentive plan for their service on our board. In connection with their initial election to the Board, we granted Mr. Treace and Mr. Porter a non-qualified stock option to purchase 75,000 shares of our Common Stock at an exercise price of $1.67 per share. The options vest over a four-year period from the date of grant as long as the non-employee director continues to serve on our board. The options expire ten years from the date of grant. No other options have been granted to any other person in respect of their service as one of our directors. See “2000 Equity Incentive Plan” for more information about our equity incentive plan.

Board Committees

The board of directors has established an audit committee and a compensation committee.

The audit committee provides assistance to the board to satisfy its fiduciary responsibilities relating to accounting, auditing, operating and reporting practices of AMS. This committee also selects our independent auditors and reviews the services performed by such auditors, including reviewing the annual financial statements, the scope of the annual audits, the fees to be paid to the auditors and the adequacy of internal controls for compliance with corporate policies and directives. This committee consists of David W. Stassen, Richard B. Emmitt and James T. Treace.

The compensation committee reviews general programs of compensation and benefits for all of our employees and administers our 2000 Equity Incentive Plan and Employee Stock Purchase Plan. This committee also makes recommendations to our board of directors concerning executive officer and director compensation. This committee consists of James T. Treace and Elizabeth H. Weatherman.

Compensation Committee Interlocks and Insider Participation

James T. Treace and Elizabeth H. Weatherman, each of whom is a member of our board of directors, are members of the board’s compensation committee. No executive officer of ours serves as a member of the board of directors or compensation committee of any entity that has an executive officer serving as a member of our board of directors or compensation committee.

Ms. Weatherman is a Managing Director of Warburg Pincus LLC. In connection with our acquisition from Pfizer Inc. in September 1998 and with the financing of our acquisition of Influence, Inc. in December 1999, Warburg Pincus purchased various classes of our preferred stock for a total of $57,229,280. Upon completion of our initial public offering in August 2000, shares of preferred stock held by Warburg Pincus and cumulative dividends automatically converted into 1,669,701 shares of voting common stock and 17,703,201 shares of non-voting common stock. After our initial public offering, Warburg Pincus converted 6,105,260 shares of non-voting common stock into voting common stock. Upon the completion of this offering, Warburg Pincus will convert such number of its shares of its non-voting common stock into shares of voting common stock so that its percentage ownership of voting common stock remains at approximately 42%. Under a stockholders agreement, Warburg Pincus has the right to designate two persons to our board of directors. Currently, Warburg Pincus has designated Ms. Weatherman as its representative under this agreement. See “Certain Transactions” for more on this agreement.

Executive Compensation

The following table shows the compensation earned for the past two years by our President and Chief Executive Officer and our other top four executive officers whose salaries and bonuses exceeded $100,000 in fiscal year 2000. The executives named in this table are referred to as our named executive officers.

Summary Compensation Table

					Long-Term
					Compensation

		Annual Compensation			Securities
					Underlying	All Other
Name and Principal Position	Year	Salary	Bonus(1)(2)		Options(#)	Compensation

Douglas W. Kohrs(3)	2000	$250,000	$32,550		—	$—
President and Chief Executive Officer	1999	155,192	20,000		450,000	—

Gregory J. Melsen(4)	2000	161,200	31,526	(5)	—	7,654	(6)
Vice President, Finance, Chief Financial Officer, Treasurer and Secretary	1999	124,496	15,192		150,000	15,939	(7)

Lawrence W. Getlin	2000	171,700	14,732		—	7,255	(8)
Vice President, Regulatory, Medical Affairs and Quality Assurance	1999	170,000	9,690		150,000	11,618	(9)

Richard J. Faleschini(10)	2000	170,000	29,009		—	6,799	(11)
Vice President, Sales and Marketing	1999	28,333	—		150,000	566	(12)

Johann J. Neisz(13)	2000	161,300	13,839		—	7,127	(14)
Vice President, Research and Development	1999	100,000	16,903		120,000	4,000	(15)

(1)	Bonuses for services performed in 2000 were paid in 2001. These amounts do not include bonuses paid in 2000.

(2)	Bonuses for services performed in 1999 were paid in 2000. These amounts do not include bonuses paid in 1999.

(3)	Mr. Kohrs’ first day of employment with us was April 23, 1999.

(4)	Mr. Melsen’s first day of employment with us was March 11, 1999.

(5)	Includes bonus of $11,526 for services performed in 2000, but paid in 2001, and an additional bonus of $20,000 paid in 2000 for services performed in 2000.

(6)	Consists of $6,018 we paid under our savings plan and $1,636 we paid under our deferred compensation plan, as matching contributions.

(7)	Consists of $2,804 we paid under our savings plan and $1,808 we paid under our deferred compensation plan, as matching contributions, and $11,327 we paid to Mr. Melsen for consulting services he performed prior to his employment with us.

(8)	Consists of $5,252 we paid under our savings plan and $2,003 we paid under our deferred compensation plan, as matching contributions.

(9)	Consists of $5,071 we paid under our savings plan and $3,400 we paid under our deferred compensation plan, as matching contributions, and $3,147 in perquisites.

(10)	Mr. Faleschini’s first day of employment with us was November 1, 1999.

(11)	Consists of $6,799 we paid under our savings plan, as matching contributions.

(12)	Consists of $566 we paid under our savings plan, as matching contributions.

(13)	Mr. Neisz’ first day of employment with us was May 1, 1999.

(14)	Consists of $2,826 we paid under our savings plan and $4,301 we paid under our deferred compensation plan, as matching contributions.

(15)	Consists of $2,750 we paid under our savings plan and $1,250 we paid under our deferred compensation plan, as matching contributions.

Option Grants in Last Fiscal Year

We did not grant any stock options during fiscal year 2000 to any of our named executive officers.

Fiscal Year-End Option Values

The following table sets forth information concerning the exercise of stock options during fiscal year 2000 by the named executive officers, as well as the December 31, 2000 value of unexercised stock options held by the named executive officers.

Aggregated Option Exercises in Last Fiscal Year

and Fiscal Year-End Option Values

			Securities underlying		Value of unexercised
			unexercised options		in-the-money options
			at December 31, 2000		at December 31, 2000(1)
	Shares Acquired	Value
Name	on Exercise	Realized(2)	Exercisable	Unexercisable	Exercisable	Unexercisable

Douglas W. Kohrs	—	—	196,875	253,125	$2,796,609	$3,595,641

Gregory J. Meslen	37,500	$249,998	37,500	75,000	532,688	1,065,375

Lawrence W. Getlin	56,250	374,996	18,750	75,000	266,344	1,065,375

Richard J. Faleschini	—	—	75,000	75,000	1,065,375	1,065,375

Johann J. Neisz	30,000	150,000	9,375	80,625	133,172	1,145,278

(1)	Represents the difference between the market value (closing price on the Nasdaq National Market) of our common stock on December 31, 2000 ($15.875) and the exercise price of in-the-money options, before payment of applicable income taxes.

(2)	Represents the difference between the estimated market value of our common stock on the exercise date and the exercise price of the options, before payment of applicable income taxes. All shares were acquired prior to our initial public offering and listing on the Nasdaq National Market.

Pension Plans

The Company currently sponsors two defined benefit pension plans:

•	the AMS Retirement Annuity Plan, or the pension plan, which covers all of our U.S. employees who were hired before December 31, 1999 and provides pension benefits to participating employees based on the employee’s years of service and average compensation prior to retirement; and

•	the AMS Nonfunded Supplemental Retirement Plan, or the SRP, which supplements the pension plan and provides retirees with supplemental benefits so that they will receive, in the aggregate, the benefits they would have been entitled to receive under the pension plan if the Internal Revenue Code did not limit the compensation we can take into account or the annual benefit we can pay under the pension plan.

On January 1, 2002, we plan to terminate the pension plan and expect to distribute the pension plan’s assets to participants in the first quarter 2002.

The following table sets forth the approximate annual pension that a named executive officer may receive under the pension plan assuming selection of a straight life annuity, retirement at age 65 and the current level of covered compensation, based on the indicated assumptions as to covered compensation and years of service. There are other annuity options available under the pension plan which would reduce the following amounts. The amount of the normal retirement benefit under the pension plan is the greater of:

•	the product of 1.4% times years of credited participation in the pension plan, up to 35 years, times final average compensation, the highest 5 years of covered compensation; or

•	the difference between (A) the product of 1.75% times years of credited participation in the pension plan, up to 35 years, times final average compensation, the highest 5 years of covered compensation, and (B) the product of 1.5% times the named executive officer’s primary social security benefit times years of credited participation in the pension plan, up to 35 years.

Compensation covered by the pension plan includes salary and cash bonuses. Credited years of participation for our named executive officers are as follows: Mr. Kohrs—2 years; Mr. Melsen—2 years; Mr. Getlin—10 years; Mr. Neisz—1 year; and Mr. Faleschini—1 year. The amounts shown do not reflect limitations imposed by the Code on retirement benefits which may be paid under plans qualified under the Code. Under the Code, the maximum annual benefit currently allowed under the pension plan is $140,000 and the maximum annual compensation that may be taken into account is currently $170,000.

In addition, we have agreed to provide for certain executive officers under our SRP the portion of the retirement benefits earned under the pension plan which would otherwise be subject to Code limitations. Currently, Mr. Getlin is the only executive officer entitled to receive retirement benefits under the SRP.

Pension Plan Table

	Years of Service

Remuneration	15	20	25	30	35

$125,000	$28,806	$38,408	$48,010	$57,611	$67,213

150,000	35,368	47,158	58,947	70,736	82,526

175,000	41,931	55,908	69,885	83,861	97,838

200,000	48,493	64,658	80,822	96,986	113,151

225,000	55,056	73,408	91,760	110,111	128,463

250,000	61,618	82,158	102,697	123,236	143,776

275,000	68,181	90,908	113,635	136,361	159,088

300,000	74,743	99,658	124,572	149,486	174,401

350,000	87,868	117,158	146,447	175,736	205,026

400,000	100,993	134,658	168,322	201,986	235,651

450,000	114,118	152,158	190,197	228,236	266,276

500,000	127,243	169,658	212,072	254,486	296,901

Employment Agreements

We entered into an employment agreement with Douglas W. Kohrs on April 23, 1999. Mr. Kohrs is currently serving as our President and Chief Executive Officer. The current term of this agreement expires on April 23, 2002. This agreement extends automatically for consecutive one-year periods until either we or Mr. Kohrs provides notice of termination to the other not less than 60 days prior to an anniversary date of this agreement. In 2000, we paid Mr. Kohrs an annual base salary of $250,000. Mr. Kohrs is eligible to receive an annual bonus based upon certain performance criteria established by our board of directors. Under this agreement, we granted Mr. Kohrs an option to purchase 450,000 shares of our common stock at an exercise price of $1.67 per share, of which 112,500 shares vested on April 23, 2000 and 28,125 shares of which vest on the last day of each calendar quarter following March 31, 2000 while he is employed by us. We have also agreed to reimburse Mr. Kohrs’ reasonable and necessary business expenses. This agreement also entitles Mr. Kohrs to participate in our other standard benefit programs and contains customary confidentiality and non-competition provisions.

We entered into an employment agreement with Gregory J. Melsen on March 24, 1999. Under the terms of this agreement, Mr. Melsen is currently serving as our Vice President, Finance, Treasurer, Chief Financial Officer and Secretary. The current term of this Agreement expires on March 24, 2002. This agreement extends automatically for consecutive one-year periods until either we or Mr. Melsen provides notice of termination to the other not less than 60 days prior to an anniversary date of this agreement. In 2000, we paid Mr. Melsen an annual base salary of $161,200. Mr. Melsen is also eligible to receive an annual bonus based upon performance criteria established by our board of directors. Under this agreement, we granted Mr. Melsen an option to purchase 150,000 shares of our common stock at an exercise price of $1.67 per share, of which 37,500 shares vested on December 31, 1999, and 9,375 shares of which vest on the last day of each calendar quarter following December 31, 1999 while he is employed by us. We have also agreed to reimburse Mr. Melsen’s reasonable and necessary business expenses. This agreement also entitles Mr. Melsen to participate in our other standard benefit programs and contains customary confidentiality and non-competition provisions.

Both of the agreements with Mr. Kohrs and Mr. Melsen include the following termination benefits:

•	If the employee dies or becomes disabled while employed by us, he will be entitled to receive all amounts and benefits accrued but unpaid under the agreement through his death or disability and his salary at the rate in effect at the time of his death or disability for a period of twelve months following his death or disability.

•	If we terminate the employee for cause, he will receive no additional compensation or termination benefits.

•	If we terminate the employee without cause, we are required to continue to pay his salary and provide health and welfare benefits for a period of twelve months following his termination. If the employee, however, accepts or engages in other employment prior to the last day of the twelve-month period, we will be entitled to deduct from amounts and benefits due the employee, other than in respect of any amount owed him for bonus, the amounts and benefits he received from the other employment.

•	If we terminate the employee without cause, or if the employee terminates his employment for a good reason, such as diminution in responsibility or relocation, during the twelve-month period immediately following a change of control:

—	we will pay the employee all amounts and benefits accrued but unpaid through the date of his termination;

—	all unvested shares subject to the option granted him under the agreement will immediately vest and be exercisable;

—	we will pay the employee a lump sum payment equal to his annual salary at the rate in effect on the date of his termination, plus his target bonus for the year in which the change of control occurs; and

—	we will provide, at our cost, any health and welfare benefits he received at the time of termination for a twelve-month period following termination.

We entered into an at-will employment agreement with Johann Neisz on May 1, 1999. Under the terms of this agreement, Mr. Neisz is serving as our Vice President, Research and Development. Under this agreement, if we terminate Mr. Neisz for any reason other than cause, death or disability, we must:

•	pay Mr. Neisz his annual salary in effect at the time of his termination for a period of six months following his termination;

•	pay Mr. Neisz his pro-rated bonus for the year in which his termination occurs; and

•	provide health and welfare benefits to Mr. Neisz for a period of six months following his termination. However, if Mr. Neisz accepts other employment prior to the last day in the six-month period following his termination date, we will be entitled to deduct from amounts and benefits we owe Mr. Neisz, other than in respect of any amounts owed him for bonus, the amounts and benefits he received from the other employment.

2000 Equity Incentive Plan

Our board of directors approved our 2000 Equity Incentive Plan on April 17, 2000. On June 5, 2001, our Board approved an increase in the number of shares reserved for issuance under the plan from 3,900,000 to 5,000,000, subject to stockholder approval. Our stockholders also approved the plan on April 17, 2000.

The plan replaced the American Medical Systems, Inc. 1998 Equity Incentive Plan, which was terminated in connection with the formation of American Medical Systems Holdings, Inc. All options outstanding under the 1998 Equity Incentive Plan were exchanged for options under the 2000 Equity Incentive Plan. The exchanged options have the same terms and are subject to the same conditions, except that upon exercise, the holders of the options will receive common stock of American Medical Systems Holdings, Inc., rather than common stock of American Medical Systems, Inc. As of the date of this prospectus, we have a total of 5,000,000 shares of our common stock reserved for issuance under the plan. As of May 31, 2001, we have outstanding options to purchase an aggregate of 3,258,509 shares of our common stock at a weighted average exercise price of $4.19 per share.

The plan provides for the grant to eligible persons of:

•	options to purchase our common stock that qualify as incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended;

•	options to purchase our common stock that do not qualify as incentive stock options under the Code;

•	restricted stock awards, which are subject to certain forfeiture and transferability restrictions that lapse after specified employment periods; and

•	awards of unrestricted shares of common stock in the form of stock bonuses, stock appreciation rights, phantom stock and performance share units.

In addition to stock option grants, we have granted 175 shares of stock awards under the plan. Our employees, directors and consultants are eligible to participate in the plan. Under present law, incentive stock options may only be granted to employees. Our board, or a committee of the board, may administer the plan, and has the authority to:

•	select plan participants;

•	determine the nature and extent of the awards made to each plan participant;

•	determine when awards will be made to plan participants;

•	determine the duration of the period and vesting schedule for each award;

•	determine any payment conditions of the awards;

•	prescribe the form of agreements evidencing awards made under the plan; and

•	make all other decisions relating to the administration of the plan.

Under the plan, the administrator also determines the exercise price at the time of grant. The exercise price may not be less than 100% of the fair market value of a share of our common stock on the day the administrator grants the option. The options are generally granted for a ten year term, but may terminate earlier if the participant’s employment with us terminates before the end of the ten-year period. If a plan participant who holds an incentive stock option also owns, or is deemed to own, more than 10% of the combined voting power of all of our classes of stock, the option period shall not exceed five years and the exercise price of the option may not be less than 110% of the fair market value on the grant date.

Under our standard agreement covering stock option grants, if we undergo a change in control and within nine months after the change of control, we terminate the employee’s employment for any reason other than death, disability or cause, or the employee terminates his or her employment with us for a good reason, then without any action by the administrator of the plan, all outstanding options may become immediately exercisable in full and may remain exercisable for a period of up to twelve months from the date of termination depending upon the reason for the employee’s termination.

For purposes of the plan, a change in control will be deemed to have occurred, among other events, upon:

•	a reorganization, merger, consolidation or disposition of all or substantially all of our assets, but only if:

—	we or our affiliates do not control the new entity resulting from the transaction;

—	an unrelated party does not own, directly or indirectly, 50% or more of the outstanding common stock of the new entity, including shares that could be issued upon the exercise of outstanding stock options, or 50% or more of the combined voting power of the new entity; and

—	at least a majority of the members of the board of the new entity were members of our board at the time of the transaction;

•	the sale at least 80% of our assets to an unrelated party;

•	the approval by our stockholders of a complete liquidation or dissolution of our company;

•	any unrelated party purchases 50% or more of our then outstanding shares of common stock, taking into account shares that may be issued upon the exercise of outstanding stock options, or 50% or more of the combined voting power of our then outstanding securities ordinarily having the right to vote at the election of directors; or

•	the current members of our board, or future members of our board who are approved by at least two-thirds of our current board, cease to constitute at least a majority of the board.

Under our standard agreement covering stock options, we have the right to repurchase any stock issued upon exercise of an option at the same price the option holder paid if we terminate the employee for cause.

Employee Stock Purchase Plan

On May 24, 2000, our board of directors approved our Employee Stock Purchase Plan. Our board has reserved 300,000 shares of our voting common stock for issuance under the plan. Our stockholders approved the plan on June 30, 2000.

Under this plan, eligible employees have the right to purchase shares of our common stock through payroll deductions made during consecutive offering periods. The plan has four three-month offering periods each year. The plan is intended to qualify under the provisions of Section 421 and 423 of the Code. Subject to certain restrictions imposed by the Code, persons eligible to participate in the plan are those who are employed by us or one of our designated subsidiaries for at least 20 hours per week and for more than five months in a calendar year. Eligible employees participate voluntarily and may withdraw from any offering period at any time before they purchase stock. Participation terminates automatically upon termination of employment.

We will sell shares under the plan to participants at a discount from fair market value. The purchase price per share of common stock in an offering period will not be less than 85% of the lesser of its fair market value at the beginning of an offering period or at the end of an offering period. To accumulate the purchase price for the shares, each participant executes an agreement which authorizes payroll deductions up to a maximum of 10% of the participant’s eligible compensation. The plan restricts the maximum number of shares we may issue to a participant during a single offering period, and provides that no participant will be permitted to subscribe for shares if, immediately after the sale, that participant would own more than 5% of the combined voting power or value of all classes of our stock.

The plan provides for adjustments in the number of shares subject to purchase under the plan, and in the purchase price per share, if there is a change in our capitalization that results in an increase or decrease in the number of outstanding shares of our common stock. The plan also gives our board the authority to shorten an offering period, and thereby accelerate a participant’s right to purchase shares, in the event of a proposed sale of all or substantially all of our assets or a proposed merger with another company.

Management Incentive Compensation Plan

We maintain a Management Incentive Compensation Plan to reward our vice presidents, directors and other key management with additional performance-based compensation. This plan allows eligible participants to earn bonuses up to stated percentages of their base salary. The bonuses are paid in the first quarter of the following calendar year and based on our achievement of specific sales and operating income goals and the achievement of specific individual goals set by the participant. If any participant voluntarily terminates his or her employment with us, or we terminate his or her employment based upon performance during any plan year, then their incentive award for that year is forfeited. For the year 2001, the percentages for the participants are as follows:

•	up to a maximum of 70% for our President and Chief Executive Officer if we achieve 125% of our business plan;

•	up to a maximum of 60% for our Vice Presidents if we achieve 150% or more of our business plan; and

•	up to a maximum of 55% for our director level employees if we achieve 150% or more of our business plan.

During 2000, we had a total of 23 employees participating in this plan, and paid a total of $291,000 to these employees under this plan.

Employee Benefit Plans

AMS Retirement Annuity Plan. In September 1998, we adopted a defined benefit retirement plan known as the AMS Retirement Annuity Plan which covers all of our U.S. employees, except those hired after December 31, 1999. This pension plan is intended to meet the requirements for qualification under Section 401(a) of the Code, and provides a pension benefit to a participating employee based on the employee’s years of service and average compensation prior to retirement. Our funding policy is to contribute annually to a trust maintained for the pension plan in amounts as are necessary to maintain the pension plan on a sound actuarial basis and to meet minimum funding standards required by applicable law. This pension plan is administered by the employee benefits committee which directs the investment of the assets of the pension plan in various investment options. The participants in this pension plan acquire a vested interest in a retirement annuity under the pension plan over a five-year period subject to requirements relating to the number of hours worked in any given year. In December 1999, our board of directors amended the pension plan to deny additional participation for any employees who initially began employment with us after December 31, 1999.

AMS Nonfunded Supplemental Retirement Plan. The Internal Revenue Code limits the annual benefit that we may pay from tax-qualified pension plans such as our Retirement Annuity Plan. As a result, we established the AMS Nonfunded Supplemental Retirement Plan to provide retirees with supplemental benefits so that they will receive, in the aggregate, the benefits they would have been entitled to receive under our pension plan had those limits not been in effect.

AMS Savings and Investment Plan— 401(k) Plan. In September 1998, we adopted a defined contribution 401(k) plan known as the AMS Savings and Investment Plan covering our employees located in the United States. Our 401(k) plan is intended to meet the requirements for qualification and the requirements for a qualified cash or deferred arrangement under Section 401(a) of the Code, so that salary deferral contributions by employees, matching contributions by us and the investment earnings are not taxable to our employees until withdrawn from the 401(k) plan. Pursuant to our 401(k) plan, eligible employees may elect to reduce their current annual compensation between 2% and 15%, in whole percents, up to the statutorily prescribed annual limit of $10,500 in year 2000 and to have the amount of the reduction contributed to the 401(k) plan. Under our 401(k) plan, we provide an additional matching contribution to each participant in the amount of 100% of the participant’s salary deferral contribution up to 2% of the participant’s compensation, and 50% of the participant’s salary deferral contribution between 2% and 6% of the participant’s compensation. For employees hired after January 1, 2000, these matching contributions vest on a four-year graded vesting schedule. As of December 31, 2000, we had 399 eligible employees participating in this 401(k) plan, and we made matching contributions of approximately $944,000 for 2000.

AMS Nonfunded Deferred Compensation and Supplemental Savings Plan. The Code limits the amount that may be contributed to 401(k) plans. We established the AMS Nonfunded Deferred Compensation and Supplemental Savings Plan to provide employees the opportunity to make elective contributions to the plan and receive the full amount of the matching contribution which are otherwise unavailable under our 401(k) plan because of the limits imposed under the Code.

CERTAIN TRANSACTIONS

Conversion of Preferred Stock

Upon the completion of our initial public offering on August 11, 2000, all of our series A preferred stock, plus accumulated dividends, converted into 242,895 shares of our voting common stock and 2,712,945 shares of our non-voting common stock at a conversion price equal to the initial public offering price of $11.00 per share. In addition, each outstanding share of our other series of preferred stock, plus accumulated dividends, converted into three shares of common stock for a total of 3,322,953 shares of our voting common stock and 14,990,256 shares of our non-voting common stock. Warburg Pincus owns all of the shares of non-voting common stock. Following the closing of the initial public offering, Warburg Pincus converted 6,105,260 shares of non-voting common stock into shares of voting common stock. Following the closing of this offering, Warburg Pincus will convert such number of shares of its non-voting common stock into shares of voting common stock so that its percentage ownership of voting common stock remains at approximately 42%.

Formation of Holding Company

On March 17, 2000, we formed American Medical Systems Holdings, Inc. to establish a holding company for American Medical Systems, Inc. On April 17, 2000, American Medical Systems Holdings, Inc. entered into an exchange agreement with the then existing stockholders of American Medical Systems, Inc. and American Medical Systems, Inc. Under this agreement, all the then existing stockholders of American Medical Systems, Inc., including Warburg Pincus, institutional stockholders controlled by Richard B. Emmitt and David W. Stassen, two of our directors, and Douglas W. Kohrs, our President and Chief Executive Officer, agreed to exchange their shares of American Medical Systems, Inc. for shares of American Medical Systems Holdings, Inc. As a result of this transaction, the former stockholders of American Medical Systems, Inc. became the stockholders of American Medical Systems Holdings, Inc., and American Medical Systems, Inc. became a wholly owned subsidiary of American Medical Systems Holdings, Inc.

Stockholders Agreement

On April 17, 2000, we entered into a stockholders agreement with Warburg Pincus and all of our then existing stockholders. As long as any of our stockholders who are a party to the stockholders agreement own at least 20% of our outstanding shares of capital stock, we are obligated to nominate and use our best efforts to have two individuals designated by that stockholder elected to our board of directors. We are also obligated to nominate and use our best efforts to have one individual designated by any such stockholder who owns at least 10% of our outstanding shares of capital stock elected to our board of directors. Warburg Pincus has the right under this stockholders agreement to designate two persons to our board of directors.

Credit Facility

We have a senior credit facility, which expires in March 2006. In April 2000, we refinanced our prior credit facility that was due to expire in September 2000. The new facility consisted of a $65.0 million term note, a $35.0 million guaranteed note and a $15.0 million guaranteed revolving line of credit. The guarantee, provided by Warburg Pincus, was removed in January 2001. We used proceeds from our initial public offering to pay $35.0 million outstanding under the guaranteed note and approximately $6.0 million under its then guaranteed revolving line of credit. On June 30, 2000, September 30, 2000, and December 30, 2000, we also made quarterly principal payments aggregating $5.5 million under the $65.0 million term note. On September 30, 2000, we also prepaid $15.0 million under the $65.0 million term note reducing required quarterly principal payments. The term note now requires quarterly principal payments of $1.5 million through March 2002, $1.9 million from June 2002 through March 2003, $2.3 million from June 2003 through March 2004, and $2.5 million from June 2004 through March 2006.

We have an interest swap agreement covering $30.0 million of the outstanding indebtedness under the term note, essentially establishing a fixed rate of 10.065% on this portion of the debt. The remaining outstanding indebtedness under the term note bears interest, payable quarterly, at the higher of the federal funds rate plus 0.5% or the prime rate plus 1% to 2% for Base Rate Loans, or LIBOR plus 2% to 3% for Eurodollar Loans, depending upon whether we have requested a Base Rate Loan or a Eurodollar Loan from our lenders. We have only requested Eurodollar Loans from our lenders. As of March 31, 2001, LIBOR was 4.9% and our Eurodollar rate was 6.9%. The senior credit facility is secured by substantially all of our assets, including 100% of the outstanding capital stock of American Medical Systems, Inc. and American Medical Systems International, Inc., and contains restrictions concerning the payment of dividends, incurrence of additional debt and capital expenditures. In addition, we are subject to, and in compliance with, certain financial covenants including ratios related to fixed charges coverage and leverage.

Consulting Agreement

On September 1, 1999, we entered into a consulting agreement with Medical Genesis. Christopher H. Porter, Ph.D., one of our directors, controls Medical Genesis. Under this agreement, Medical Genesis performs consulting services for us as we request up to 2.5 days per month. We pay Medical Genesis $3,500 per month for performing these consulting services and $1,400 a day for each day above 2.5 days. We also pay all reasonable expenses Medical Genesis incurs while performing services for us. This agreement expired on September 1, 2000, however is continuing on a month-to-month basis under the same terms. In 2000, we paid Medical Genesis $38,500 for performing services under this agreement.

Future Transactions

All future transactions, including any loans from us to our officers, directors, principal stockholders or affiliates, will be on terms no less favorable to us than could be obtained from unaffiliated third parties.

PRINCIPAL AND SELLING STOCKHOLDERS

The table below sets forth information regarding beneficial ownership of our common stock as of June 1, 2001, and as adjusted to reflect the sale of shares of common stock in the offering, for:

•	each stockholder who we know owns beneficially more than 5% of the outstanding shares of common stock;

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group; and

•	the selling stockholder.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. For the purpose of calculating the percentage beneficially owned, the number of shares of common stock deemed outstanding “Before Offering” includes:

•	27,998,191 shares of common stock outstanding as of June 1, 2001; and

•	shares of common stock subject to options held by the person or group that are currently exercisable or exercisable within 60 days from June 1, 2001.

The number of shares of common stock outstanding “After Offering” includes an additional 3,500,000 shares offered by us in this offering. Except as indicated in the footnotes to this table and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock listed as beneficially owned by them. The address for each of our named executive officers is 10700 Bren Road West, Minnetonka, Minnesota 55343.

				Percentage of
				Common
				Stock Beneficially
				Owned

	Shares Subject	Total Shares	Shares Being	Before	After
Name of Beneficial Owner	to Options	Beneficially Owned	Offered	Offering	Offering

Warburg, Pincus Equity Partners, L.P.(1)	—	18,435,402	3,500,000	65.8%	47.4%

Douglas W. Kohrs	253,125	498,970		1.8%	1.6%

Gregory J. Melsen	56,250	94,807		*	*

Lawrence W. Getlin	37,500	93,750		*	*

Richard J. Faleschini	65,625	75,625		*	*

Johann J. Neisz	37,500	67,500		*	*

Richard B. Emmitt(2)	—	1,307,377		4.7%	4.2%

Christopher H. Porter, Ph.D.	46,875	46,875		*	*

David W. Stassen(3)	—	535,682		1.9%	1.7%

James T. Treace	46,875	90,930		*	*

Elizabeth H. Weatherman(4)	—	18,435,402	3,500,000	65.8%	47.4%
All directors and executive

officers as a group (14 persons)(5)	811,750	21,531,174	3,500,000	74.7%	55.8%

*Less than 1%.

(1)	The stockholder is Warburg, Pincus Equity Partners, L.P. Warburg, Pincus & Co. (“WP”) is the sole general partner of WPEP. WPEP is managed by Warburg Pincus LLC. Lionel I. Pincus is the managing partner of WP and the managing member of Warburg Pincus LLC and may be deemed to control both entities. The address of the Warburg Pincus entities is 466 Lexington Avenue, New York, New York 10017. The number of shares beneficially owned includes 6,837,461 shares of common stock and 11,597,941 shares of non-voting common stock. Our certificate of incorporation prevents Warburg Pincus from converting its non-voting common stock into voting common stock if it would own more than 50% of the voting common stock.

(2)	Mr. Emmitt, a director of AMS, is managing director of The Vertical Group, Inc. and general partner of The Vertical Group, L.P. The Vertical Group, L.P. is the general partner of Vertical Fund Associates, L.P. and Vertical Life Sciences, L.P., two of our stockholders. All shares indicated as owned by Mr. Emmitt are included because of his affiliation with The Vertical Group, Inc. and The Vertical Group, L.P. Mr. Emmitt does not own any shares individually and disclaims ownership of all shares owned by Vertical Fund Associates, L.P. and Vertical Life Sciences, L.P.

(3)	Mr. Stassen, a director of AMS, is a managing director of Upper Lake Growth Capital LLC and Crane Island Ventures LLC, two of our stockholders. All shares indicated as owned by Mr. Stassen are included because of his affiliation with the Upper Lake Growth Capital and Crane Island Ventures. Mr. Stassen does not own any shares individually, but shares voting and investment power as to 535,682 shares held by Upper Lake Growth Capital LLC.

(4)	Ms. Weatherman, a director of AMS, is a partner of WP and a managing director of Warburg Pincus LLC. All shares indicated as owned by Ms. Weatherman are included because of her affiliation with the Warburg Pincus entities. Ms. Weatherman does not own any shares individually and disclaims beneficial ownership of all shares owned by the Warburg Pincus entities.

(5)	The number of shares beneficially owned includes 20,278,461 shares beneficially owned by Mr. Emmitt, Mr. Stassen and Ms. Weatherman, see footnotes 2, 3, and 4 above.

DESCRIPTION OF CAPITAL STOCK

The following summary describes the material terms of our capital stock. However, you should refer to the actual terms of the capital stock contained in our certificate of incorporation referenced below and applicable law. A copy of our current certificate of incorporation is currently on file with the SEC.

Our certificate of incorporation provides that the authorized capital stock of our company consists of 75 million shares of voting common stock, $.01 par value, 20 million shares of non-voting common stock, $.01 par value and 5 million shares of preferred stock, $.01 par value, that are undesignated as to series.

As of May 31, 2000, we had 16,400,250 shares of voting common stock, 11,597,941 shares of non-voting common stock and no shares of preferred stock outstanding. Warburg Pincus owns all of the shares of non-voting common stock.

Voting Common Stock

The holders of voting common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders and are not entitled to cumulate votes. The holders of voting common stock are entitled to receive ratably dividends as may be declared by our board of directors out of legally available funds. Upon our liquidation, dissolution or winding up, the holders of voting common stock are entitled to share ratably in all assets that are legally available for distribution after payment of all debts and other liabilities, subject to the prior rights of any holders of preferred stock then outstanding. The holders of voting common stock have no other preemptive, subscription, redemption, sinking fund or conversion rights. All outstanding shares of voting common stock are fully paid and nonassessable. The shares of voting common stock to be issued upon completion of the offering will also be fully paid and nonassessable. The rights, preferences and privileges of holders of voting common stock are subject to, and may be negatively impacted by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

Non-Voting Common Stock

Our non-voting common stock is identical to our voting common stock except in two respects. First, our non-voting common stock is not entitled to any voting rights, except as required by law and under situations where we repeal or negatively impact the holders rights with respect to liquidation or dividend preferences or voting rights as they relate to common stock. Second, holders of our non-voting common stock may, at their option, convert their shares into fully paid and non-assessable shares of voting common stock on a share-for-share basis except that if the holder is Warburg Pincus, it may only convert if, upon conversion, it would own no more than 50% of our outstanding voting common stock or upon the occurrence of a sale of our company meeting specific conditions or a public sale of our securities. Upon the completion of the offering, Warburg Pincus will convert such number of shares of its non-voting common stock into shares of voting common stock so that its percentage ownership of voting common stock remains at approximately 42%.

Undesignated Preferred Stock

We do not have any shares of preferred stock outstanding. Under our amended and restated certificate of incorporation, our board of directors has the authority, without action by our stockholders, to designate and issue any authorized but unissued shares of preferred stock in one or more series and to designate the rights, preferences and privileges of each series, any or all of which may be greater than the rights of our common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of our common stock or non-voting common stock until our board determines the specific rights of the holders of preferred stock. However, the effects might include, among other things, restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock and delaying or preventing a change in control of our common stock without further action by our stockholders. We have no present plans to issue any shares of preferred stock.

Options

As of May 31, 2001, we had outstanding options to purchase an aggregate of 3,258,509 shares of common stock at a weighted average exercise price of $4.19 per share under our 2000 Equity Incentive Plan. All outstanding options provide for anti-dilution adjustments in the event of certain mergers, consolidations, reorganizations, recapitalizations, stock dividends, stock splits or other changes in our corporate structure.

Registration Rights

Under a registration rights agreement we entered into in June 2000, investors holding more than 50% of the then outstanding registrable securities may demand that we file a registration statement under the Securities Act covering some or all of the investors’ registrable securities. We are not required to effect more than two demand registrations nor are we required to effect a registration if the requested registration would have an aggregate offering price to the public of less than $15 million. In an underwritten offering, the managing underwriter of any such offering has the right, subject to certain conditions, to limit the number of registrable securities.

In addition, the investors have “piggyback” registration rights. If we propose to register any of our equity securities under the Securities Act other than pursuant to the investors’ demand registration right noted above or certain excluded registrations, the investors may require us to include all or a portion of their registrable securities in the registration and in any related underwriting. In an underwritten offering, the managing underwriter, if any, of any such offering has the right, subject to certain conditions, to limit the number of registrable securities.

Further, if we are eligible to effect a registration on Form S-3, the investors may demand that we file a registration statement on Form S-3 covering all or a portion of the investors’ registrable securities, provided that the registration has an aggregate offering price of $5 million and that we are not required to effect more than three such registrations at the investors’ request.

In general, we will bear all fees, costs and expenses of such registrations, other than underwriting discounts and commissions.

The selling stockholder is selling its shares of common stock in this offering pursuant to the exercise of piggyback registration rights. We have obtained waivers from each of the other investors who were entitled to include shares in this offering pursuant to the exercise of piggyback registration rights.

Anti-Takeover Provisions of Delaware Law

We are subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an interested stockholder is a person who, together with affiliates and associates, owns or, in the case of affiliates or associates of the corporation, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s voting stock. The existence of this provision could have anti-takeover effects with respect to transactions not approved in advance by the board of directors, such as discouraging takeover attempts that might result in a premium over the market price of the common stock.

Stockholders are not entitled to cumulative voting in the election of directors. The authorization of undesignated preferred stock will make it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to effect a change of control of our company. The foregoing provisions of our amended and restated certificate of incorporation and the Delaware General Corporation Law may have the effect of deterring or discouraging hostile takeovers or delaying changes in control of our company.

Limitation on Liability of Directors and Indemnification

Our certificate of incorporation limits our directors’ liability to the fullest extent permitted under Delaware’s corporate law. Specifically, our directors are not liable to us or our stockholders for monetary damages for any breach of fiduciary duty by a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	dividends or other distributions of our corporate assets that are in contravention of restrictions in Delaware law, our certificate of incorporation, bylaws or any agreement to which we are a party; and

•	any transaction from which a director derives an improper personal benefit.

This provision will generally not limit liability under state or federal securities laws.

Delaware law, and our certificate of incorporation, provide that we shall, in certain situations, indemnify any person made or threatened to be made a party to a proceeding by reason of that person’s former or present official capacity with our company against judgments, penalties, fines, settlements and reasonable expenses including reasonable attorney’s fees. Any person is also entitled, subject to certain limitations, to payment or reimbursement of reasonable expenses in advance of the final disposition of the proceeding.

Transfer Agent and Registrar

Wells Fargo Bank Minnesota, N.A. is our transfer agent and registrar.

UNDERWRITING

The underwriters named below have agreed to buy, subject to the terms and conditions of the purchase agreement, the number of shares listed opposite their names below. The underwriters are committed to purchase and pay for all of the shares if any are purchased, other than those shares covered by the over-allotment option described below.

Underwriters	Number of Shares

U.S. Bancorp Piper Jaffray Inc.

Banc of America Securities LLC

J.P. Morgan Securities Inc.

Robertson Stephens, Inc.

Total	7,000,000

The underwriters have advised us and Warburg Pincus, the selling stockholder, that they propose to offer the shares to the public initially at $               per share, and to certain dealers at the same price less a concession of not more than $               per share. The underwriters may allow and the dealers may reallow a concession of not more than $               per share on sales to certain other brokers and dealers. After the offering, these figures may be changed by the underwriters.

Warburg Pincus has granted to the underwriters an option to purchase up to an additional 1,050,000 shares of common stock at the same price to the public, and with the same underwriting discount, as set forth in the table above. The underwriters may exercise this option any time during the 30-day period after the date of this prospectus, but only to cover over-allotments, if any. To the extent the underwriters exercise the option, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares as it was obligated to purchase under the purchase agreement.

The following table shows the underwriting fees to be paid to the underwriters in connection with the offering. These amounts are shown assuming both no exercise and full exercise of the over-allotment option.

	No Exercise	Full Exercise

Per share	$	$

Total to be paid by us	$	$

Total to be paid by the selling stockholder	$	$

We have agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect to those liabilities.

The offering of our shares of common stock is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject an order for the purchase of shares in whole or part.

We and each of our directors and executive officers and the selling stockholder have agreed to certain restrictions on their ability to sell additional shares of our common stock for a period of 90 days after the date of this prospectus. We have also agreed not to directly or indirectly offer for sale, sell, contract to sell, grant any option for the sale of, or otherwise issue or dispose of, any shares of common stock, options or warrants to acquire shares of common stock, or any related security or instrument, without the prior written consent of U.S. Bancorp Piper Jaffray for a period of 90 days after the date of this prospectus. The agreements provide exceptions for:

•	sales to underwriters pursuant to the purchase agreement;

•	sales of shares of our common stock under our employee stock purchase plan;

•	our issuance of shares of common stock in connection with the exercise of options granted and the granting of options to purchase up to an additional 1,293,397 shares under our 2000 Equity Incentive Plan; and

•	other common exceptions.

Some of the underwriters or their affiliates have provided from time to time, and expect to provide in the future, investment banking, financial advisory and other related services to us and our affiliates, for which they have received and may continue to receive customary fees and commissions. U.S. Bancorp Piper Jaffray, the lead managing underwriter, provided financial advisory services to Warburg Pincus with respect to the original acquisition of our assets from Pfizer in 1998, and provided financial advisory services to us with respect to our acquisition of Influence in 1999.

Banc of America Securities LLC acts as sole lead arranger and sole book manager, and its affiliate, Bank of America, N.A., acts as agent under our senior credit facility and receive fees under our senior credit facility customary for performing these services. We intend to use a portion of the proceeds from the offering to repay approximately $23 million plus accrued interest under the senior credit facility and to pay certain fees in connection therewith, part of which will be paid to Bank of America, N.A. and U.S. Bank N.A., an affiliate of U.S. Bancorp Piper Jaffray as lenders under the credit agreement. See “Use of Proceeds.”

Because affiliates of Banc of America Securities LLC and U.S. Bancorp Piper Jaffray will receive, in the aggregate, in excess of 10% of the proceeds in the offering, the offering is being conducted in accordance with Rule 2710(c)(8) and 2720 of the NASD Conduct Rules.

To facilitate the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock during and after the offering. Specifically, the underwriters may over-allot or otherwise create a short position in the common stock for their own account by selling more shares of common stock than have been sold to them by us. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the issuer in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. “Naked” short sales are sales in excess of this option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering.

In addition, the underwriters may stabilize or maintain the price of the common stock by bidding for or purchasing shares of common stock on the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if shares of common stock previously distributed in the offering are repurchased, whether in connection with stabilization transactions or otherwise. These transactions, including the underwriters’ purchases to cover syndicate short sales, may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. The imposition of a penalty bid may also affect the price of the common stock to the extent that it discourages resales of the common stock. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

LEGAL MATTERS

Oppenheimer Wolff & Donnelly LLP, Minneapolis, Minnesota will pass on the validity of the common stock offered by this prospectus for us. Willkie Farr & Gallagher will pass on legal matters relating to the offering for the underwriters. Oppenheimer Wolff & Donnelly LLP has in the past, and may continue to, perform legal services for U.S. Bancorp Piper Jaffray, Inc. Willkie Farr & Gallagher has in the past performed, and may continue to perform, legal services for us and Warburg Pincus, our principal stockholder.

EXPERTS

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements as of December 31, 1999 and 2000, and for the periods from January 1, 1998 to September 10, 1998 and September 11, 1998 to December 31, 1998, and the years ended December 31, 1999 and 2000 as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 with the SEC for the stock we are offering by this prospectus. You should refer to the registration statement and its exhibits for additional information that is not contained in this prospectus. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. We also file annual, quarterly and special reports, proxy statements and other information with the SEC.

You can read our SEC filings, including this registration statement, over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any documents we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington D.C. 20549, 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available at the office of the Nasdaq National Market. For further information on obtaining copies of our public filings at the Nasdaq National Market, you should call (212) 656-5060.

REPORT OF INDEPENDENT AUDITORS

To the Shareholders and Board of Directors of

American Medical Systems Holdings, Inc.

We have audited the accompanying consolidated balance sheets of American Medical Systems Holdings, Inc. as of December 31, 1999 and 2000, and the related consolidated statements of operations, changes in stockholders’ equity (deficit) and cash flows for the years then ended, and the period from September 11, 1998 to December 31, 1998 and the combined statements of operations, changes in stockholder’s equity (deficit) and cash flows of the Predecessor for the period from January 1, 1998 to September 10, 1998. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Medical Systems Holdings, Inc. as of December 31, 1999 and 2000, and the consolidated results of its operations and its cash flows for the years then ended, and the period from September 11, 1998 to December 31, 1998, and of the Predecessor for the period from January 1, 1998 to September 10, 1998, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Minneapolis, Minnesota

January 26, 2001

AMERICAN MEDICAL SYSTEMS HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS
(In thousands, except per share data)

	As of December 31,		As of
			March 31,
	1999	2000	2001

			(unaudited)

Assets

Current assets:

Cash and cash equivalents	$6,940	$12,165	$8,596

Accounts receivable, net	19,809	23,616	23,596

Inventories	11,045	9,674	10,108

Deferred taxes	4,133	4,366	2,386

Other current assets	1,475	1,684	1,099

Total current assets	43,402	51,505	45,785

Property, plant and equipment, net	26,774	24,773	24,142

Intangibles, net	99,951	97,731	98,504

Deferred income taxes	6,454	5,129	6,094

Investments and other assets	2,427	2,124	7,359

Total assets	$179,008	$181,262	$181,884

Liabilities and Stockholders’ Equity (Deficit)

Current liabilities:

Accounts payable	$2,753	$2,431	$2,519

Accrued compensation and related benefits	11,684	13,306	13,332

Accrued warranty expense	7,385	7,548	7,751

Other accrued expenses	9,736	3,441	3,133

Current portion of notes payable	6,000	6,033	6,033

Total current liabilities	37,558	32,759	32,768

Long-term notes payable	95,300	38,459	36,951

Other long-term liabilities	—	—	1,482

Minority interest	521	521	521

Redeemable preferred stock:

Series A convertible preferred stock, par value $.01 per share; authorized 32,116 shares at 1999; issued and outstanding 27,749 shares for 1999	30,523	—	—

Series B convertible preferred stock, par value $.01 per share; authorized 4,050,000 shares at 1999; issued and outstanding 680,000 shares for 1999	3,637	—	—

Series C convertible preferred stock, par value $.01 per share; authorized 6,000,000 shares at 1999; issued and outstanding 3,370,000 shares for 1999	18,235	—	—

Series D convertible preferred stock, par value $.01 per share; authorized 4,800,000 shares at 1999; issued and outstanding 336,144 shares for 1999	3,395	—	—

Series E convertible preferred stock, par value $.01 per share; authorized 3,400,000 shares at 1999; issued and outstanding 1,163,856 shares for 1999	11,675	—	—

	As of December 31,		As of
			March 31,
	1999	2000	2001

			(unaudited)

Stockholders’ equity (deficit):

Preferred stock, $.01 par value, 5,000,000 shares authorized, none issued	—	—	—

Common stock, par value $.01 per share; authorized 95,000,000 shares; issued and outstanding none issued for December 31, 1999, 16,166,887 voting shares and 11,597,941 non-voting shares for December 31, 2000, 16,261,087 voting shares and 11,597,941 non-voting shares for March 31, 2001	—	278	279

Additional paid-in capital	—	135,449	135,919

Deferred compensation	—	(996)	(827)

Accumulated other comprehensive loss	(993)	(1,073)	(2,478)

Accumulated deficit	(20,843)	(24,135)	(22,731)

Total stockholders’ equity (deficit)	(21,836)	109,523	110,162

Total liabilities and stockholders’ equity	$179,008	$181,262	$181,884

The accompanying notes are an integral part of the consolidated financial statements.

AMERICAN MEDICAL SYSTEMS HOLDINGS, INC.

STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Combined
	Predecessor	Consolidated American Medical Systems Holdings, Inc.

	Period from	Period from
	January 1, 1998	September 11,
	to	1998
	September 10,	to December 31,
	1998	1998

Net sales	$54,615	$23,115

Cost of sales	14,050	15,551

Gross profit	40,565	7,564

Operating expenses:

Marketing and sales	18,486	8,261

General and administrative	19,846	1,951

Research and development	10,177	2,884

Transition and reorganization expenses	—	2,517

Amortization of intangibles	19	965

In-process research and development	—	—

Total operating expenses	48,528	16,578

Operating income (loss)	(7,963)	(9,014)
Royalty and other income

(expense)	(155)	180

Interest expense	—	(1,672)

Income (loss) before income taxes	(8,118)	(10,506)

Income tax benefit (expense)	3,241	4,024

Net income (loss)	$(4,877)	$(6,482)

Earnings per share:

Basic and diluted

Weighted average common shares:

Basic

Diluted

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Consolidated American Medical Systems Holdings, Inc.

			Three Months Ended
	Year Ended December 31,		March 31,

	1999	2000	2000	2001

			(unaudited)

Net sales	$81,353	$100,317	$24,986	$27,548

Cost of sales	31,419	21,891	5,730	5,397

Gross profit	49,934	78,426	19,256	22,151

Operating expenses:

Marketing and sales	30,400	39,277	9,864	11,409

General and administrative	7,889	12,128	2,694	2,726

Research and development	9,552	12,225	3,028	3,190

Transition and reorganization expenses	3,000	1,000	—	—

Amortization of intangibles	4,260	8,360	1,991	2,200

In-process research and development	7,354	—

Total operating expenses	62,455	72,990	17,577	19,525

Operating income (loss)	(12,521)	5,436	1,679	2,626
Royalty and other income

(expense)	4,205	2,928	726	1,075

Interest expense	(6,873)	(6,943)	(1,844)	(1,027)

Income (loss) before income taxes	(15,189)	1,421	561	2,674

Income tax benefit (expense)	5,340	(1,369)	(352)	(1,270)

Net income (loss)	$(9,849)	$52	$209	$1,404

Earnings per share:

Basic and diluted		$—		$0.05

Weighted average common shares:

Basic		10,478		27,813

Diluted		13,021		30,104

The accompanying notes are an integral part of the consolidated financial statements.

AMERICAN MEDICAL SYSTEMS HOLDINGS, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)
(In thousands, except share data)

	Common
	Stock					Accumulated
			Additional	Accumulated		Other
		Par	Paid-In	Earnings	Deferred	Comprehensive
	Shares	Value	Capital	(Deficit)	Compensation	Loss	Total

Combined Predecessor:

Balances at December 31, 1997	—	$—	$—	$122,612	$—	$—	$122,612

Net loss	—	—	—	(4,877)	—	—	(4,877)

Net activity with Pfizer	—	—	—	(2,296)	—	—	(2,296)

Transfer of value due to acquisition	—	—	—	(115,439)	—	—	(115,439)

Consolidated Successor:

Balances at September 10, 1998	—	—	—	—	—	—	—
Comprehensive loss

Net loss	—	—	—	(6,482)	—	—	(6,482)

Cumulative translation adjustment	—	—	—	—	—	(445)	(445)

Total comprehensive loss	—	—	—	(6,482)	—	(445)	(6,927)

Accretion of cumulative preferred stock dividends	—	—	—	(981)	—	—	(981)

Balances at December 31, 1998	—	—	—	(7,463)	—	(445)	(7,908)
Comprehensive loss

Net loss	—	—	—	(9,849)	—	—	(9,849)

Cumulative translation adjustment	—	—	—	—	—	(548)	(548)

Total comprehensive loss	—	—	—	(9,849)	—	(548)	(10,397)

Accretion of cumulative preferred stock dividends	—	—	—	(3,531)	—	—	(3,531)

Balances at December 31, 1999	—	—	—	(20,843)	—	(993)	(21,836)
Comprehensive loss

Net income	—	—	—	52	—	—	52

Cumulative translation adjustment	—	—	—	—	—	(80)	(80)

Total comprehensive loss	—	—	—	52	—	(80)	(28)

Accretion of cumulative preferred stock dividends	—	—	—	(3,344)	—	—	(3,344)

Conversion of preferred stock to common stock	21,269	213	70,644	—	—	—	70,857

Issuance of common stock, net of offering expenses	6,250	63	62,871	—	—	—	62,934

Issuance of common stock pursuant to stock options exercised	246	2	407	—	—	—	409

Income tax benefit related to stock option plans	—	—	96	—	—	—	96

Issuance of compensatory stock options	—	—	1,431	—	(1,431)	—	—

Amortization of deferred compensation	—	—	—	—	435	—	435

Balances at December 31, 2000	27,765	278	135,449	(24,135)	(996)	(1,073)	109,523
Comprehensive loss

Net income	—	—	—	1,404	—	—	1,404

Cumulative effect of change in accounting principle for derivative and hedging activities (SFAS133), net of tax	—	—	—	—	—	(712)	(712)

Net loss on derivative financial instruments, net of tax						(207)	(207)

Cumulative translation adjustment	—	—	—	—	—	(486)	(486)

Total comprehensive loss	—	—	—	1,404	—	(1,405)	(1)

Issuance of common stock pursuant to stock options exercised	80	1	183	—	—	—	184

Issuance of common stock pursuant to ESPP	14	—	159	—	—	—	159

Income tax benefit related to stock option plans	—	—	179	—	—	—	179

Amortization of deferred compensation	—	—	—	—	118	—	118

Deferred compensation forfeitures	—	—	(51)	—	51	—	—

Balances at March 31, 2001 (unaudited)	27,859	$279	$135,919	$(22,731)	$(827)	$(2,478)	$110,162

The accompanying notes are an integral part of the consolidated financial statements.

AMERICAN MEDICAL SYSTEMS HOLDINGS, INC.

STATEMENTS OF CASH FLOWS
(In thousands)

	Combined
	Predecessor	Consolidated American Medical Systems Holdings, Inc.

	Period from	Period from
	January 1,	September 11,	Year Ended		Three Months Ended
	1998 to	1998 to	December 31,		March 31,
	September 10,	December 31,
	1998	1998	1999	2000	2000	2001

					(unaudited)

Cash flows from operating activities:

Net income (loss)	$(4,877)	$(6,482)	$(9,849)	$52	$209	$1,404

Adjustments to reconcile net income (loss) to net cash provided (used in) by operating activities:

Depreciation	2,036	613	2,578	3,723	919	947

Amortization of intangibles	19	965	4,260	8,360	1,991	2,200

Deferred financing costs	—	—	—	215	—	68

In-process research and development	—	—	7,354	—	—	—

Noncash pension charge	(470)	590	2,058	1,295	355	278

Noncash deferred compensation	—	—	—	435	94	118

Income tax benefit related to stock option plan	—	—	—	96	—	179

Change in net deferred taxes	(451)	(843)	(2,814)	1,093	(234)	1,577

Changes in operating assets and liabilities:

Accounts receivable	3,720	(2,891)	(1,800)	(3,242)	(2,676)	(1,084)

Receivable from former affiliate	2,296	(1,166)	6,757	—	—	—

Inventories	(3,120)	11,190	11,921	1,290	(1,612)	(472)

Accounts payable and accrued expenses	1,878	(279)	(6,558)	(6,104)	(45)	(254)

Other assets	225	(847)	(9)	94	666	(150)

Net cash provided by (used in) operating activities	1,256	850	13,898	7,307	(333)	4,811

Cash flows from investing activities:

Purchase of property, plant and equipment	(1,294)	(721)	(6,470)	(1,675)	(988)	(316)

Acquisition of businesses, net of cash acquired	—	—	(29,622)	(3,744)	(2,472)	(3,041)

Purchase of investments in technology	—	—	(2,000)	—	—	(4,500)

Purchase of other intangibles	—	—	(1,000)	(2,611)	(1,000)	—

Net cash used in investing activities	(1,294)	(721)	(39,092)	(8,030)	(4,460)	(7,857)

Cash flows from financing activities:

Sale of preferred stock	—	—	22,953	—	—	—

Sale of common stock	—	—	—	63,343	—	343

Borrowings on long-term debt	—	—	6,300	4,700	2,800	—

Payments on long-term debt	—	—	—	(61,508)	—	(1,508)

Net cash provided by (used in) financing activities	—	—	29,253	6,535	2,800	(1,165)

Effect of exchange rates	—	(202)	73	(587)	159	642

Net increase (decrease) in cash and cash equivalents	(38)	(73)	4,132	5,225	(1,834)	(3,569)

Cash and cash equivalents, beginning of period	—	2,881	2,808	6,940	6,940	12,165

Cash and cash equivalents, end of period	$(38)	$2,808	$6,940	$12,165	$5,106	$8,596

Supplemental disclosure:

Cash paid for interest	$—	$1,571	$6,049	$7,542	$2,244	$920

Cash paid for taxes	$—	$14	$136	$56	$(8)	$18

The accompanying notes are an integral part of the consolidated financial statements.

AMERICAN MEDICAL SYSTEMS HOLDINGS, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

1.  Business Description and Significant Accounting Policies

Business Description

American Medical Systems, Inc., predecessor to American Medical Systems Holdings, Inc. (collectively, the “Company” or “AMS”), was a business unit within Pfizer Inc. until September 10, 1998 when it, and certain net assets exclusively used in its business, was acquired by a group of private investors for $130 million. The Company purchased assets of $68.2 million and assumed liabilities of $12.6 million. In connection with this transaction, the Company recorded $7.6 million related to intangible patent assets, $4.2 million related to intangible workforce assets, $1.8 million of capitalized transaction costs, and $61.0 million of goodwill which is being amortized over an estimated useful life of twenty-five years. The Company manufactures and markets a broad and well-established line of proprietary surgical products directly to urologists. The Company principally focuses on the three major urological disorders: incontinence, erectile dysfunction and prostate disease.

Principles of Consolidation

The consolidated financial statements include the accounts of American Medical Systems Holdings, Inc. and its subsidiaries after elimination of all significant intercompany transactions and accounts. In March 2000, American Medical Systems, Inc. formed American Medical Systems Holdings, Inc. In April 2000, the stockholders of American Medical Systems, Inc. exchanged all of their outstanding shares of capital stock of American Medical Systems, Inc. for an identical number of shares of the same class and series of capital stock of American Medical Systems Holdings, Inc. No change in ownership occurred as a result of this reorganization, and the reorganization was accounted for as a reorganization of entities under common control. Accordingly, this reorganization had no effect on the Company’s financial statements. The financial statements are presented as if this reorganization took place effective September 10, 1998.

Basis of Presentation—Period from January 1, 1998 to September 10, 1998

The combined financial statements for the period from January 1, 1998 to September 10, 1998 present the financial position, results of operations and cash flows for AMS as if it were a separate legal entity. All significant transactions and balances among AMS locations have been eliminated. Operations outside of the U.S. were included on a fiscal year basis ending November 30. The combined financial statements included the accounts specifically attributed to AMS, including allocations of certain assets, liabilities and expenses relating to shared services and administrative functions incurred at the corporate and business segment operating levels of Pfizer. The Company did not have debts to Pfizer and therefore there was never any interest to be charged. The amount of the net cash transfers is included in the statement of cash flows.

Corporate and Divisional Allocated Costs—Period from January 1, 1998 to September 10, 1998

Pfizer allocated certain actual corporate service and employee benefit expenses to AMS based on number of personnel, occupied office space and third party sales. Pfizer did not allocate various other corporate overhead expenses to its operating divisions. An additional $2.3 million has been included in the accompanying combined statement of operations representing various other corporate and divisional overhead costs.

Pfizer corporate overhead costs represent a portion of corporate functions such as personnel, legal, accounting, treasury and information systems which were allocated based primarily on sales of AMS compared to total Pfizer revenues.

Overhead costs of the Medical Technology Group of Pfizer (MTG), represent personnel, quality control, regulatory compliance, finance and business development were allocated based primarily on sales to third party customers of AMS compared to total MTG sales.

AMS purchased certain products from an affiliated entity which were carried at the affiliate’s manufactured cost.

Certain costs including marketing, research and development, quality assurance, finance, information technology and personnel were shared between AMS and another member of the MTG division. Such shared service costs were charged to AMS based on estimated usage and were approximately $4.4 million for the period from January 1 to September 10, 1998. The nature and amount of these shared services may not be indicative of the Company’s stand alone costs.

Included within operating expenses on the accompanying combined statement of operations are credits earned for the co-promotion of Cardura, an affiliate’s product. Net of sales costs, such amounts were $982,000 for the period from January 1 to September 10, 1998.

Management believes that all allocations were made on a reasonable basis; however, these costs may not necessarily be representative of the costs that would have been or will be incurred by AMS as an independent company.

Basis of Presentation — Unaudited Interim Financial Statements

The accompanying unaudited financial statements as of March 31, 2000 and 2001 have been prepared in accordance with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three months ended March 31, 2001 are not necessarily indicative of the results that may be expected for the year ending December 31, 2001.

Cash and Cash Equivalents and Short-Term Investments

For financial reporting purposes, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company’s cash and cash equivalent balances are concentrated primarily with one investment manager and the majority is invested in daily money market funds.

Concentration of Risks

The Company’s accounts receivable are primarily due from hospitals and independent foreign distributors located mainly in the United States and Western Europe. Although the Company does not require collateral from its customers, concentrations of credit risk in the United States are somewhat mitigated by a large number of geographically dispersed customers. The Company does not presently anticipate credit risk associated with foreign trade receivables, although collection could be impacted by the underlying economies of the respective countries.

One Company subsidiary, Influence Medical Technologies Ltd., has its product development and production facility located in Israel, and the Company is directly affected by the political, economic and military conditions to which the country is subject. Accordingly, any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could have an adverse effect on the Company’s business, financial conditions, and results of operations.

Inventories

The majority of inventories are stated at the lower of cost, determined on the first-in, first-out method, or market. At the date the Company was acquired from Pfizer Inc., inventories were recorded at fair value requiring a $21.8 million write-up. This write-up was charged to the statement of operations over a six-month period ended March 31, 1999, representing an estimate of the period over which inventories were sold. Cost of sales was charged $10.2 million relating to this write-up in the period from September 11 to December 31, 1998 and $11.6 million in the first quarter of 1999.

Property, Plant and Equipment

Property, plant and equipment, including internal and external costs of computer software, are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are generally recorded using the straight-line method over the following estimated useful asset lives:

Building	20 years

Machinery and equipment	8-12 years

Furniture, fixtures and other	3-12 years

Software	3-5 years

Maintenance, repairs and minor improvements are charged to expense as incurred while major betterments and renewals are capitalized. When assets are sold or retired, the cost and related accumulated depreciation and amortization are removed from the accounts and the resulting gain or loss is included in operations.

Intangible Assets

Intangible assets consist of goodwill and purchased intangibles related to workforce, patents, non-compete agreements, tradename, and developed research and development technologies. Intangible assets are being amortized on a straight-line basis over periods ranging principally from 10 to 25 years. The Company continually evaluates the periods of amortization to determine whether events and circumstances, such as effects of competition, obsolescence and other economic factors, warrant revision of the useful lives. The Company assesses the recoverability of goodwill from future operations using cash flows of the related acquired business as a measure. Under this approach, the carrying value of goodwill would be reduced if it becomes probable that the estimated expected undiscounted future cash flows of the related business are less than the carrying amount of goodwill over its remaining amortization period. If an impairment exists, the Company measures the impairment utilizing discounted cash flows.

Long-Lived Assets

The Company follows Statement of Financial Accounting Standards (SFAS) No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of.” SFAS No. 121 requires the long-lived assets, including goodwill, be reviewed for impairment whenever events or circumstances indicate the carrying amount of an asset may not be recoverable. The Company evaluates potential impairment by comparing the carrying amount of the assets with the estimated undiscounted cash flows associated with them. If an impairment exists, the Company measures the impairment utilizing discounted cash flows.

Revenue Recognition

The Company recognizes sales upon product shipment, net of allowances for estimated returns.

Research and Development

Research and development costs are expensed as incurred.

Advertising Costs

Advertising costs are charged to operations in the year incurred. Advertising costs charged to operations during the periods from January 1 to September  10, 1998 and September 11 to December 31, 1998, and the years ended December 31, 1999 and 2000, were $0.4 million, $1.3 million, $3.2 million and $2.6 million, respectively.

Product Warranty Costs

The Company provides a warranty on its products and accrues estimated future warranty costs based on its history of actual warranty costs incurred.

Software Development Costs

The Company capitalizes certain costs incurred in connection with developing or obtaining software for internal use in accordance with AICPA Statement of Position 98-1, “Accounting For Computer Software Developed For Or Obtained For Internal Use.”

Income Taxes

Pre-September 10, 1998

As an operating unit of Pfizer, AMS did not file separate tax returns but rather was included as part of the various returns filed by Pfizer or its subsidiaries. For reporting purposes, AMS’ tax provision was computed as if it were a separate company and income taxes were settled with Pfizer on a current basis. Deferred tax assets and liabilities were recognized for the expected future tax consequences of differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates and laws. In accordance with Pfizer’s policy, no provision was made for taxes on overseas earnings which were deemed to be permanently reinvested.

Post-September 10, 1998

The Company accounts for income taxes using the liability method. The liability method provides that deferred tax assets and liabilities are recorded based on the differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes (“temporary differences”) using enacted tax rates in effect in the years in which the differences are expected to reverse. Temporary differences relate primarily to the allowance for doubtful accounts, obsolete inventory allowances, depreciation, and accruals for vacation, product liability and warranty costs.

Foreign Currency Translation

The financial statement amounts attributed to operations outside of the United States are maintained in their local currency, except for Influence Medical Technologies Ltd., where the United States dollar serves as the functional currency. All assets and liabilities of the Company’s international subsidiaries are translated to United States dollars at year-end exchange rates, while elements of the statement of operations are translated at average exchange rates in effect during the year. Translation adjustments arising from the use of differing exchange rates are included in accumulated other comprehensive income in stockholders’ equity. Gains and losses on foreign currency transactions are included in operations and were not material during the periods presented.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant areas which require the use of management’s estimates relate to the determination of the allowances for doubtful accounts receivable and obsolete inventories, the period of goodwill amortization, the extent of required warranty reserve, the extent of the contingency for product liability claims, and the need for a valuation allowance on deferred tax assets, and additionally, for the period from January 1, 1998 to September 10, 1998, allocations of the corporate and business segment operating levels of Pfizer. The Company is subject to risks and uncertainties, such as changes in the health care environment, competition and legislation that may cause actual results to differ from estimated results.

Earnings per Share

The following table presents information necessary to calculate basic and diluted earnings per common share and common share equivalents for 2000 and the three months ended March 31, 2001. No data is presented for 1998 or 1999 as the Company had no common shares or common share equivalents outstanding during those periods.

(In thousands, except per share data)

		Three Months
		Ended
	Year Ended	March 31,
	2000	2001

		(unaudited)

Earnings	$52	$1,404

Weighted-average shares outstanding for basic earnings per share	10,478	27,813

Dilutive effect of stock options and other items	2,543	2,291

Adjusted weighted-average shares outstanding and assumed conversions for diluted earnings per share	13,021	30,104

Basic earnings per share	$0.00	$0.05

Diluted earnings per share	$0.00	$0.05

Reclassification

Certain 1998 and 1999 amounts have been reclassified to conform to the 2000 presentation.

2.  Acquisitions

Influence

On December 16, 1999 the Company acquired Influence Inc., a supplier of bone anchors and sling products used in the treatment of female incontinence. The Company paid the former shareholders of Influence, Inc. $24.3 million at the closing of the acquisition and capitalized $3.2 million related to transaction and transition costs. The Company is also required to make contingent purchase price payments of up to $10.0 million if various milestones related to transitional and integration activities are completed by various dates ending on December 17, 2001. The Company has made approximately $4.6 million of these contingent payments as of December 31, 2000. In addition, the Company is required to make contingent purchase price payments of approximately $8.2 million following settlement of its litigation with Boston Scientific Corporation (See Note 12). This contingent purchase price payment is net of related costs, $1.3 million which was incurred during 2000. These settlement costs represent contingent purchase price payments and have been recorded as goodwill. In connection with this transaction, the Company expensed $6.1 million of acquired in-process research and development, and recorded $6.6 million of goodwill and other intangibles including $9.9 million of developed research technology, $2.2 million of tradename, $1.1 million related to non-compete agreements, and $0.5 million related to the workforce.

The Company’s consolidated statements of operations include Influence, Inc.’s financial results from the December 16, 1999 date of acquisition. The following provides Company results on a pro forma basis including Influence Inc. as if the acquisition occurred at the beginning of each period presented (in thousands):

	Period from
	September 11 to		Year Ended
	December 31, 1998		December 31, 1999

	As Reported	Pro forma	As Reported	Pro forma

Revenues	$23,115	$25,654	$81,353	$92,506

Net loss	$(6,482)	$(8,991)	$(9,849)	$(16,057)

UroSurge

On August 3, 1999 the Company acquired all assets related to its UroVive microballoon system for the treatment of female stress urinary incontinence. The Company paid UroSurge, Inc. $4.2 million at closing of the acquisition. In addition, the Company has agreed to pay royalties on net sales generated by the acquired products through December 2003. UroSurge did not successfully meet certain additional milestones and consequently the Company was not obligated to make any additional payments. In connection with this transaction, the Company expensed $1.3 million of acquired in-process research and development and recorded intangible assets of $2.2 million related to developed research technology and $0.2 million of licensed patents.

InjecTx

On October 4, 1999, the Company signed an exclusive, long-term agreement with InjecTx to distribute its urethral injection system worldwide. The Company made a $2.0 million equity investment in InjectTx. The Company is also required to invest up to an additional $2.5 million of equity if certain clinical study milestones are achieved. The Company currently owns 10% of the capital stock of InjecTx. This investment will continue to be accounted for on a cost basis.

In-process Research and Development

In connection with the acquisitions of Influence and from UroSurge, the Company conducted a valuation of the intangible assets acquired. The value assigned to purchased in-process research and development (“IPR&D”) was $6.1 million and $1.3 million of the purchase price for Influence and UroSurge, respectively. IPR&D represented purchased in-process research and development that had not yet reached technological feasibility and had no alternative future use. Accordingly, these amounts were expensed during 1999 following consummation of the acquisitions. The value assigned to IPR&D was determined by identifying research projects in areas for which technological feasibility had not been achieved. The value was determined by estimating the costs to develop the IPR&D into commercially viable products, estimating the resulting cash flows from such products, and discounting the net cash flows back to their present value.

The Company estimated costs required to obtain regulatory approvals and has assumed the approvals will be received. Costs related to manufacturing, distribution, and marketing of the products are included in the projections. The resulting cash flows from such projects are based on management’s estimates of revenues, cost of sales, research and development costs, sales and marketing, general and administrative, and the anticipated income tax effect. The Company does not expect gross margins or expense levels to significantly change following introduction of these products. The discounted rates utilized in discounting the net cash flows from purchased in-process research and development were 23% for Influence products and 35% for UroSurge products. These discount rates reflect uncertainties surrounding the successful development of the purchased in-process research and development.

The forecast data employed in the analyses was based upon internal product level forecast information. The forecast data and assumptions are inherently uncertain and unpredictable. However, based upon the information available at this time, management believes the forecast data and assumptions to be reasonable. These assumptions may be incomplete or inaccurate, and no assurance can be given that unanticipated events and circumstances will not occur. Unless otherwise noted, forecasts and assumptions have not changed materially from the date the appraisals were completed.

3.  Transition and Reorganization Expense

The Company recorded $2.5 million of transition and reorganization expenses for the period September 11, 1998 to December 31, 1998. These expenses related to senior management changes and the need to establish new benefit plans and new accounting and information systems following the acquisition of the Company’s assets by a group of private investors.

In the first quarter of 1999, the Company completed an assessment of senior management personnel needs and also completed a strategic review of its research and development efforts. As a result of this review, the Company incurred $3.0 million of transition and reorganization expenses for the year ended December 31, 1999 primarily related to employee termination benefits and executive search recruiting fees. Thirty employees were terminated as a result of these reorganizations, eight in 1998 and twenty-two in 1999.

In the second quarter of 2000, the Company completed another assessment of senior management personnel needs. As a result of this review, the Company incurred $1.0 million of transition and reorganization expenses for year ended December 31, 2000, primarily related to employee termination benefits. The Company anticipates seven employees to be terminated and expects substantially all of these benefits to be paid by September 30, 2001.

Below is a summary of transition and reorganization expenditures (in thousands):

			Executive
		Professional	Search
	Severance	Fees	Fees	Other	Total

Period from September 11—December 31, 1998

Accrued	$750	$1,440	$94	$233	$2,517

Paid	(83)	(1,001)	(94)	(104)	(1,282)

Balance at December 31, 1998	667	439	—	129	1,235

Accrued	2,490	145	314	51	3,000

Paid	(2,279)	(584)	(314)	(129)	(3,306)

Balance at December 31, 1999	878	—	—	51	929

Accrued	1,000	—	—	—	1,000

Paid	(1,213)	—	—	(51)	(1,264)

Balance at December 31, 2000	665	—	—	—	665

Paid	(242)	—	—	—	(242)

Balance at March 31, 2001 (unaudited)	$423	$—	$—	$—	$423

4.  Balance Sheet Information

The following provides additional information concerning selected balance sheet accounts (in thousands):

	December 31,
			March 31,
	1999	2000	2001

			(unaudited)

Accounts receivable, net:

Trade accounts receivable	$19,325	$22,578	$23,451

Other receivables	888	1,734	780

Allowance for doubtful accounts	(404)	(696)	(635)

	$19,809	$23,616	$23,596

Inventories:

Raw materials	$2,940	$3,079	$2,861

Work-in-progress	1,843	2,699	2,577

Finished goods	8,455	7,036	7,622

Obsolescence reserve	(2,193)	(3,140)	(2,952)

	$11,045	$9,674	$10,108

Property, plant and equipment, net:

Land and building	$13,183	$13,289	$13,313

Machinery and equipment	9,590	10,061	10,579

Furniture, fixtures and other	2,718	3,093	2,867

Software	4,917	5,919	5,919

	$30,408	$32,362	$32,678

Accumulated depreciation and amortization	(3,634)	(7,589)	(8,536)

	$26,774	$24,773	$24,142

Intangible assets, net:

Goodwill	$76,187	$79,884	$82,925

Developed technologies	12,073	12,073	12,073

Patents	8,659	9,683	9,683

Workforce	4,734	4,734	4,734

Trademarks	2,233	2,256	2,256

Other	1,373	2,984	2,984

	$105,259	$111,614	$114,655

Accumulated amortization	(5,308)	(13,883)	(16,151)

	$99,951	$97,731	$98,504

5.  Senior Credit Facility

In April 2000, the Company established a new credit facility. The new facility consisted of a $65.0 million term note, a $35.0 million guaranteed note, and a $15.0 million guaranteed revolving line of credit. Subsequent to December 31, 2000, the guarantee on the revolving line of credit has been removed. The Company used proceeds from its initial public offering to pay $35.0 million outstanding under the guaranteed note and approximately $6.0 million under its then guaranteed revolving line of credit. At June 30, 2000, September 30, 2000, and December 30, 2000, the Company also made quarterly principal payments aggregating $5.5 million under the $65.0 million term note. On September 30, 2000, the Company also prepaid $15.0 million under the $65.0 million term note reducing required quarterly principal payments. The term note now requires quarterly principal payments of $1.5 million through March 2002, $1.9 million from June 2002 through March 2003, $2.3 million from June 2003 through March 2004, and $2.5 million from June 2004 through March 2006.

The Company has an interest swap agreement covering $30.0 million of the term note, essentially establishing a fixed rate of 10.065% on this portion of the debt. The remainder of the term note bears interest, payable quarterly, at the Base Rate (the higher of the Federal Funds rate plus .5% or the Prime Rate) plus from 1% to 2% for Base Rate loans or LIBOR plus 2% to 3% for Eurodollar loans. Throughout 2000, the guaranteed portion of this facility carried interest at the Base Rate for Base Rate loans or LIBOR plus .875% for Eurodollar loans. Following the release of the guarantee, the revolving line of credit now bears interest at the same rates as the term note. On December 31, 2000, the Base Rate was 9.5% and LIBOR was 6.54%. Through December 31, 2000 the Company has only requested Eurodollar loans.

Prior to April 2000, the Company’s entire credit facility was guaranteed by its principal shareholder. Interest was payable quarterly based on either a Eurodollar rate plus .875% or a federal funds rate plus .5%. A .375% fee was charged on unused amounts. The interest rate at December 31, 1999 was 7%. Prepaid interest of approximately $900,000 was charged to expense over a 15-month period ending December 31, 1999.

The debt carrying value of the $44.5 million outstanding at December 31, 2000 approximates fair value estimated using the Company’s incremental borrowing rate for similar liabilities. The senior credit facility is secured by substantially all of the Company’s assets. The Company is subject to, and is in compliance with, certain covenants including ratios related to fixed charge coverage and leverage. The Company is prohibited from paying dividends under its senior credit facility without the lenders’ consent.

6.  Stockholders’ Equity

Initial Public Offering

In August, 2000, the Company completed an initial public offering of 6,250,000 shares of common stock at an offering price of $11.00 per share. The Company received proceeds of $62.9 million after deducting $4.8 million and $1.0 million for underwriting and issuance costs, respectively. Net proceeds were used for the retirement of debt, working capital, and other general corporate purposes.

Preferred Stock

In conjunction with the Company’s initial public offering of common stock, all outstanding shares of Preferred Stock and cumulative dividends were converted into shares of voting and non-voting common stock. Series A Preferred Stock and accumulated dividends totaling $32.5 million were converted into 242,895 shares of voting common stock and 2,712,945 shares of non-voting common stock. Series B Preferred Stock and accumulated dividends totaling $3.8 million were converted into 2,265,939 shares of voting common stock. Series C Preferred Stock and accumulated dividends totaling $18.9 million were converted into 11,355,297 shares of non-voting common stock. Series D Preferred Stock and accumulated dividends totaling $3.5 million were converted into 1,057,014 shares of voting common stock. Series E Preferred Stock and accumulated dividends totaling $12.1 million were converted into 3,634,959 shares of non-voting common stock. Since August 15, 2000, 6,105,260 shares of non-voting common stock were converted into voting common stock. In addition, since conversion, Series A through E of Preferred Stock have been cancelled and are not re-issuable.

Stock Incentive Plan

The Company’s Equity Incentive Plan (“Plan”) provides for granting to eligible employees and certain other individuals nonqualified and incentive stock options. The Company had reserved 3,000,000 shares of common stock for issuance under the Plan at December 31, 1999. Subsequent to December 31, 1999, the pool of shares reserved for such issuance was increased to 3,900,000. Options granted under the Plan generally become exercisable 25% on the first anniversary date of the grant and 6.25% per quarter thereafter. The options typically expire, if not exercised, ten years after the date of grant. Options are granted at the fair market value on the date of the grant. Activity in the plan was as follows:

		Weighted
	Number	Average Exercise
	Shares	price per Share

Balance at September 10, 1998	—	—

Granted	450,000	$1.67

Balance at December 31, 1998	450,000	1.67

Granted	2,781,000	1.67

Canceled or terminated	(779,250)	1.67

Balance at December 31, 1999	2,451,750	1.67

Granted	1,249,600	7.35

Exercised	(245,779)	1.67

Canceled or terminated	(172,201)	1.98

Balance at December 31, 2000	3,283,370	3.81

Granted	33,300	11.04

Exercised	(79,627)	1.67

Canceled or terminated	(54,751)	3.16

Balance at March 31, 2001 (unaudited)	3,182,292	$3.80

Options to purchase 370,851 common shares are available for grant under the Plan at December 31, 2000. At December 31, 2000, the weighted-average remaining contractual life of outstanding options was 8.7 years and 1,069,619 shares were exercisable. All exercises of options during 2000 were at $1.67 per share. Exercise prices for options outstanding as of December 31, 2000 are summarized as follows:

	Options Outstanding			Options Exercisable

	Number	Weighted
	Outstanding	Average	Weighted		Weighted
	as of	Remaining	Average	Number	Average
Range of Exercise Prices	12/31/2000	Contractual Life	Exercise Price	of Shares	Exercise Price

$1.67	2,559,970	8.4 years	$1.67	1,069,619	$1.67

$6.67—$8.33	276,000	9.5 years	$8.12	—	—

$12.56—$17.00	447,400	9.8 years	$13.42	—	—

	3,283,370		$3.81	1,069,619	$1.67

The Company has elected to follow Accounting Principles Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”) and related interpretations in accounting for employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, Accounting for Stock-Based Compensation (“Statement 123”), requires use of option valuation models that were not developed for use in valuing employee stock options. The exercise price of the Company’s employee stock options equaled the market price of the underlying stock on the date of grant for all options granted through December 31, 1999, and thus, under APB 25, no compensation expense is recognized. During 2000, the Company recognized deferred compensation of $1.4 million, reflecting the excess of the fair value of the underlying stock on the date of grant over the exercise price. The deferred compensation will be amortized over vesting periods of two to four years.

Pro forma information regarding net income (loss) and income (loss) per share is required by Statement 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of Statement 123. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions; risk-free interest rates of 4% in 1998, 4.6% to 6% in 1999 and 5.75% in 2000; volatility factor of the expected market price of the Company’s common stock of .001 in 1998 and 1999 and .8256 in 2000; no expected dividends; and a weighted-average expected life of the option of 5 years. The pro forma operations impact of options issued for the period September 11 to December 31, 1998, and during the years ended December 31, 1999 and 2000 was $5,000, $98,000 and $409,000, respectively. The weighted average fair value of options granted during 1998, 1999, and 2000 was $.90, $1.07, and $5.53, respectively.

In management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options because the Company’s employee stock options have characteristics significantly different from those of traded options and have vesting restrictions and because changes in the subjective input assumptions can materially affect the fair value estimates. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require input of highly subjective assumptions.

Employee Stock Purchase Plan

On May 24, 2000, the Company’s board of directors adopted, and the shareholders approved, the American Medical Systems Holdings, Inc. Employee Stock Purchase Plan (ESPP). A total of 300,000 common shares were reserved for issuance under the ESPP. The ESPP allows employees to elect, at three-month intervals, to contribute up to 10% of their compensation, subject to certain limitations, to purchase shares of common stock at the lower of 85% of the fair market value on the first day or last day of each three-month period. At December 31, 2000, no shares had yet been issued under the ESPP.

7.  Commitments and Contingent Liabilities

The Company is self-insured on product liability claims below $1 million for each occurrence and $3 million in the aggregate, and maintains product liability insurance above these limitations. Product liability events and claims prior to the September 10, 1998 acquisition of the Company from Pfizer are the responsibility of Pfizer.

The Company is involved in a number of claims and lawsuits considered normal in its business, including product liability matters. While it is not possible to predict the outcome of legal actions brought against the Company, the Company believes that the liability resulting from the pending claims and suits would not have a material adverse effect on the results of its operations, cash flows, or financial position at December 31, 2000, or for the year then ended.

In May 1997, Influence Medical Technologies Ltd. signed a facility lease agreement for a period of five years. The Company has a renewal option, to extend the lease by an additional period of five years. Future minimum rental payments as of December 31, 2000, are as follows: $324,000 for 2001, and $201,000 for 2002. The Company has facility lease agreements at other international subsidiary locations with future minimal rental payments as of December 31, 2000, as follows: $210,000 for 2001, and $104,000 for 2002.

Rent expense for the periods January 1, 1998 to September 10, 1998 and September 11, 1998 to December 31, 1998, and the years ended December 31, 1999 and December 31, 2000 was $467,000; $204,000; $847,000; and $763,000, respectively.

8.  Industry Segment Information and Foreign Operations

Since its inception, the Company has operated in the single industry segment of developing, manufacturing and marketing medical devices.

The Company distributes its products through its direct sales force and independent sales representatives in the United States, Canada, and most of Europe. Additionally, the Company distributes its products through foreign independent distributors, primarily in Europe and Asia, who then market the products directly to medical institutions. No customer or distributor accounted for 10% or more of the Company’s net sales during the periods January 1, 1998 to September 10, 1998 and September 11, 1998 to December 31, 1998, or the years ended December 31, 1999, and December 31, 2000.

Total export sales from the United States to unaffiliated entities (primarily to Europe and payable in United States dollars) were $2.4 million for the period from January 1 to September 10, 1998; $1.1 million for the period from September 11 to December 31, 1998; $4.8 million for the year ended December 31, 1999; and $5.0 million for the year ended December 31, 2000. Foreign subsidiary sales are predominantly from customers in Western Europe. Substantially all of the Company’s foreign subsidiary assets are located in Western Europe.

At December 31, 1999 and 2000, consolidated accounts receivable included $7.0 million and $7.2 million, respectively, due from customers located outside of the United States.

	American
	Medical	Influence, Inc.	Foreign
	Systems, Inc.	Subsidiary	Subsidiaries	Consolidated
(In thousands)
Period from January 1-September 10, 1998

Sales to unaffiliated customers	$41,917	—	$12,698	$54,615

Operating loss	(5,623)	—	(2,340)	(7,963)

Identifiable assets	39,167	—	7,184	46,351
Period from September 11-December 31, 1998

Sales to unaffiliated customers	$18,727	—	$4,388	$23,115

Operating income (loss)	(9,133)	—	119	(9,014)

Identifiable assets	129,274	—	26,326	155,600
Year Ended December 31, 1999

Sales to unaffiliated customers	$67,161	$588	$13,604	$81,353

Operating income (loss)	(14,246)	(32)	1,757	(12,521)

Identifiable assets	149,733	3,763	25,512	179,008
Year Ended December 31, 2000

Sales to unaffiliated customers	$86,660	$285	$13,372	$100,317

Operating income (loss)	4,681	(86)	841	5,436

Identifiable assets	149,906	8,324	23,032	181,262

9.  Pension and Postretirement Benefits

The Company has pension plans covering most employees worldwide. For United States employees, the Company sponsors the AMS Retirement Annuity Plan. Plan benefits depend on years of service and employee final average earnings. Participants vest in their benefits after as few as five years of service.

The Company also sponsors a post-retirement plan in the United States, which provides medical and life insurance benefits to retirees and their eligible dependents. Employees are eligible if they meet age and service requirements and qualify for retirement benefits. The Company does not fund other post-retirement benefit plans, but contributes to the plans as benefits are paid.

The following tables present reconciliations of the benefit obligation of the plans, the plan assets of the pension plan and the funded status of the plans (in thousands):

	Pension		Other Benefits

	1999	2000	1999	2000

Change in benefit obligation:

Benefit obligation at beginning of year	$16,394	$14,196	$3,032	$2,898

Service cost	1,469	1,149	366	241

Interest cost	1,099	1,051	205	174

Actuarial (gains) or losses	(4,204)	586	(705)	(4)

Benefit payments	(297)	(287)	—	(27)

Curtailments	(265)	—	—	(525)

Benefit obligation at end of year	$14,196	$16,695	$2,898	$2,757

Change in plan assets:

Fair value of plan assets at beginning of year	$12,713	$12,697	—	—

Actual return on plan assets	710	624	—	—

Benefit payments	(296)	(287)	—	—

Transfer out	(430)	—	—	—

Fair value of plan assets at end of year	$12,697	$13,034	—	—

Funded status	$(1,499)	$(3,661)	$(2,898)	$(2,757)

Unrecognized net actuarial (gain)	(3,637)	(2,354)	(705)	(662)

Net amount of (accrued) benefit cost	$(5,136)	$(6,015)	$(3,603)	$(3,419)

The components in the balance sheet as of December 31, 2000 and 1999 consist of:

	Pension		Other Benefits

	1999	2000	1999	2000

Accrued benefit liability	$5,136	$6,015	$3,603	$3,419

The weighted-average assumptions used and the annual cost related to these plans consist of:

	Pension		Other Benefits

	1999	2000	1999	2000

Discount rate:	8.0%	7.5%	8.0%	7.5%

Rate of future compensation increase	4.5%	4.5%	4.5%	4.5%

Expected long-term return on plan assets	8.5%	8.5%	—	—

Service cost	$1,469	$1,149	$366	$241

Interest cost	1,098	1,051	205	174

Amortization of net actuarial losses	—	(242)	—	(47)

Expected return on plan assets	(1,080)	(1,079)	—	—

Net periodic benefit costs	$1,487	$879	$571	$368

An average increase of 7.0% in the cost of covered health care benefits was assumed for 1999 and 2000, and is projected to decrease gradually to 5.0% for 2004 and remain at that level thereafter.

10.  Savings and Investment Plan

The AMS Savings and Investment Plan (the “plan”) allows employees in the United States to contribute a portion of their salaries to the plan. The Company matches a portion of the contributions. The plan is intended to satisfy the requirements of Section 401(a)(27) of the Internal Revenue Code. Generally, all employees of the Company are eligible to participate in the plan. The Company made contributions of $728,000, $243,000, $866,000, and $944,000 for the periods January 1 through September 10, 1998 and

September 11 through December 31, 1998, and for the years ended December 31, 1999 and December 31, 2000, respectively.

11.  Income Taxes

Components of the Company’s income (losses) before income taxes are as follows (in thousands):

	Period	Period
	January 1 to	September 11 to	Year Ended	Year Ended	Three Months
	September 10,	December 31,	December 31,	December 31,	Ended
	1998	1998	1999	2000	March 31, 2001

					(unaudited)

Domestic	$(10,007)	$(9,381)	$(14,995)	$57	$2,876

Foreign	1,889	(1,125)	(194)	1,364	(202)

Total	$(8,118)	$(10,506)	$(15,189)	$1,421	$2,674

Components of the Company’s income tax benefit (expense) are as follows (in thousands):

	Period
	January 1 to	Period
	September 10,	September 11 to	Year Ended	Year Ended	Three Months
	1998	December 31,	December 31,	December 31,	Ended
	(unaudited)	1998	1999	2000	March 31, 2001

					(unaudited)

Current Federal	$2,834	$2,236	$1,292	$(1,648)	$(2,222)

State	730	518	838	(296)	(220)

Foreign	(774)	427	54	(518)	77

Deferred	451	843	3,156	1,093	1,095

Total	$3,241	$4,024	$5,340	$(1,369)	$(1,270)

A reconciliation of income tax benefit (expense) computed at the United States statutory rate to the effective income tax rate is as follows (in thousands):

	Period	Period
	January 1 to	September 11 to	Year Ended	Year Ended	Three Months
	September 10,	December 31,	December 31,	December 31,	Ended
	1998	1998	1999	2000	March 31, 2001

					(unaudited)

Statutory Rate	$2,841	$3,572	$5,164	$(483)	$(909)

Meals & Entertainment	(75)	(28)	(108)	(165)	(35)

Goodwill	—	(56)	(178)	(385)	(110)

Foreign	(113)	45	8	(55)	8

Other	—	124	(125)	(86)	(79)

State Taxes	588	367	579	(195)	(145)

Total	$3,241	$4,024	$5,340	$(1,369)	$(1,270)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred income tax assets and liabilities as of December 31, 1999 and 2000, and March 31, 2001 are as follows (in thousands):

	December 31,
			March 31,
	1999	2000	2001

			(unaudited)

Deferred tax assets:

Net operating loss carryforwards	$5,377	$3,220	$1,824

Foreign NOL/credits	9,614	9,540	23

Acquired NOL	421	502	—

Pension liability	3,324	3,324	3,324

Accrued warranty expenses	2,806	2,868	2,945

UroSurge assets	471	476	478

Compensation accruals	954	533	487

Start up costs	277	202	183

Interest rate SWAP	—	—	563

Intellectual property	—	—	8,707

Workforce and patents	—	441	495

Other, primarily certain reserves	625	1,047	1,901

Valuation allowance	(5,000)	(5,000)	(5,000)

Total deferred tax assets	18,869	17,153	15,930

Deferred tax liabilities:

Acquired technology	7,691	6,446	6,138

Tax over book amortization	351	872	974

Other	240	340	338

Total deferred tax liabilities	8,282	7,658	7,450

Net deferred tax asset	$10,587	$9,495	$8,480

At December 31, 2000, the Company has domestic tax loss carryforwards of approximately $8.5 million, which begin to expire in 2018, and foreign tax loss carryforwards of approximately $25.0 million with no expiration. Realization of the future tax benefits related to the net deferred tax assets is dependent on many factors, including the Company’s ability to generate taxable income within the net operating loss carryforward period. To the extent the net operating losses were created in a foreign jurisdiction, the Company has included a valuation allowance of $5 million, which, if subsequently recognized, will be allocated to goodwill. This amount represents the approximate amount by which the net operating losses are projected to exceed future income in that foreign jurisdiction. Management believes that, at a minimum, it is more likely than not that future taxable income will be sufficient to realize the remaining recorded asset.

12.  Subsequent Events (unaudited)

Investment in Technology

On January 5, 2001, the Company made a $3.0 million equity investment in Collagenesis Corp. At the time of the investment, Collagenesis was working with its existing debt holders to exchange its outstanding debt into equity and raise additional capital. Pursuant to the terms of the agreement with Collagenesis, the Company converted its equity position into a $3.0 million 10% Senior Subordinated Convertible Voting Promissory Note in April 2001. The Company converted its equity position into debt in April 2001. Each quarter the Company reviews the long-term viability of its investments. Generally accepted accounting principals require that investments such as the Company’s investment in Collagenesis be reviewed for impairment whenever events or circumstances indicate the carrying amount of an asset may not be recoverable. The Company considers Collagenesis’s inability to raise additional capital and exchange its debt for equity such an event requiring such a review. Based on this review, the Company is uncertain of the probability or amount of possible impairment, if any, in its Collagenesis investment. Accordingly, the Company is currently carrying its Collagenesis investment at cost.

Boston Scientific Litigation

On January 31, 2001, the Company reached settlement with Boston Scientific Corporation on all outstanding patent disputes pending between the two companies. The settlement includes a cross-license that allows both companies to continue to offer their products. With this settlement, neither company has an on-going royalty obligation related to the disputed patents and products. Per the original terms of the Influence acquisition, the Company will make contingent purchase price payments of approximately $7.9 million on April 30, 2001.

13.  Quarterly Financial Data (unaudited)

	1999				2000

	First	Second	Third	Fourth	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter

(In thousands, except per share data)

Net sales	$20,169	$20,065	$19,536	$21,583	$24,986	$25,093	$23,539	$26,699

Gross profit	3,869	15,256	15,039	15,770	19,256	19,308	18,628	21,234

Operating income (loss)	(10,990)	2,493	2,025	(6,049)	1,679	379	1,209	2,169

Net income (loss)	(7,168)	1,389	699	(4,769)	209	(765)	(348)	956

Net income (loss) per common share	—	—	—	—	—	—	(0.02)	0.03

Quarterly and annual earnings per share are calculated independently based on the weighted average number of shares outstanding during the period.

Seasonality

The Company’s sales and operating results have varied and are expected to continue to vary significantly from quarter to quarter as a result of seasonal patterns. The Company believes the business is seasonal, with the third quarter of each year typically having the lowest sales and fourth quarter of each year typically having the highest sales. There can be no assurance that future seasonal fluctuations will not adversely affect the business and results of operations.

14.  Adoption of Statement of Financial Standards No. 133 (unaudited)

The Company adopted Statement of Financial Accounting Standards No. 133, as amended by SFAS No. 138, “Accounting for Derivative Instruments and Hedging Activities”, on January 1, 2001. SFAS 133 requires that all derivatives be recorded on the consolidated balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in earnings or Other Comprehensive Income (Loss) (OCI) depending on the type of hedging instrument and the effectiveness of those hedges. In accordance with the transition provisions of SFAS 133, the Company recorded a cumulative loss adjustment to OCI of $712,000, after taxes, to recognize the fair value of its derivatives as of the date of adoption.

All of the derivatives used by the Company as hedges are highly effective as defined by SFAS 133 because all of the critical terms of the derivatives match those of the hedged items. All of the derivatives used by the Company have been designated as cash flow hedges at the time of adoption to SFAS 133. The effective portion of the cumulative gain or loss on the derivative instrument is reported as a component of OCI in stockholders’ equity and recognized into earnings in the same period or periods during which the hedged transaction affects earnings. All derivatives are adjusted to their fair market values at the end of each quarter. Unrealized net gains and losses for cash flow hedges are recorded in

OCI. The Company’s credit risk related to derivatives is considered low because they are entered into with only strong creditworthy counterparties.

As of March 31, 2001, all of the Company’s derivatives, designated as hedges, are interest rate swaps which qualify for evaluation using the short cut method for assessing effectiveness. As such, there is an assumption of no ineffectiveness. The Company hedged a portion of its original $65.0 million variable rate term note, as required by its senior credit facility, by entering into an interest rate swap in which the Company agrees to exchange, at specified intervals, the calculated difference between the fixed interest rate of the swap and the variable interest rate on $30 million of debt. This interest rate swap agreement expires June 30, 2003. The Company expects that pre-tax losses totaling approximately $659,000, which are recorded in OCI at March 31, 2001 and represent the difference between the fixed rate of the swap agreement and variable interest of the term note, will be recognized within the next twelve month period as part of interest expense. At March 31, 2001, the fair value of the interest rate swap, based upon quoted market prices for contracts with similar maturities, was approximately $1,482,000. During the quarter ended March 31, 2001, unrealized net losses totaling $919,000, after taxes, were recorded in OCI.

AMS 700™ Penile Prosthesis with InhibiZone™

Penile implants are used to treat erectile dysfunction. We offer a full line of implants to serve a variety of patient and physician needs. InhibiZone is a new antibiotic surface treatment for some of our penile implants.

ProstaJect™ Ethanol Injection System

Injection of ethanol into the prostate using the ProstaJect system is designed for treatment of BPH. This product is commercialized outside the United States.

UroLume® Endoprosthesis

Stents are used to treat strictures and BPH in men. Our next generation UroLume received recent FDA marketing approval. It is designed with rounded ends for comfort and ease of use.

AMERICAN MEDICAL SYSTEMS

7,000,000 Shares

AMERICAN MEDICAL SYSTEMS HOLDINGS, INC.
Common Stock

PROSPECTUS

U.S. Bancorp Piper Jaffray

Banc of America Securities LLC
JPMorgan H&Q
Robertson Stephens

                  , 2001

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by AMS in connection with the sale of common stock being registered. All amounts shown are estimates, except the SEC registration fee, the NASD filing fees and the Nasdaq listing fee.

Amount to be Paid

SEC registration fee	$34,213

NASD fee	12,400

Nasdaq listing fee	35,000

Blue Sky fees and expenses	5,000

Legal fees and expenses	125,000

Accounting fees and expenses	75,000

Printing expenses	150,000

Transfer agent fees	15,000

Miscellaneous	198,387

Total	$650,000

Item 14.  Indemnification of Directors and Officers.

Delaware Law and our certificate of incorporation provide that we will, under certain situations, indemnify any director, officer, employee or agent of AMS made or threatened to be made a party to a proceeding, by reason of the former or present official capacity of the person, against judgments, penalties, fines, settlements and reasonable expenses including attorney’s fees, incurred by the person in connection with the proceeding if certain statutory standards are met. Any person is also entitled, subject to certain limitations, to payment or reimbursement of reasonable expenses in advance of the final disposition of the proceeding. A proceeding means a threatened, pending or completed civil, criminal, administrative, arbitration or investigative proceeding, including one by or in the right of AMS. Reference is made to Section 145 of the Delaware General Corporate Law for a full statement of these indemnification rights.

We also maintain a directors and officers insurance policy pursuant to which our directors and officers are insured against liability for actions in their capacity as directors and officers.

Item 15.  Recent Sales of Unregistered Securities.

Since July 20, 1998, our date of incorporation, we have issued and sold the following securities without registration under the Securities Act in reliance on Section 4(2) of the Securities Act:

(1)	In July 1998, we sold all of the then outstanding shares of our common stock to Warburg Pincus at a cash price of $1.00 per share for a total price of $10.00.

(2)	In connection with our recapitalization in September 1998, we made the following sales of stock:

•	Warburg Pincus purchased 19,000 shares of our series A preferred stock at $1,000 per share, 200,000 shares of our series B preferred stock at $5.00 per share and 3,600,000 shares of our series C preferred stock for $5.00 per share, for a total purchase price of $38,000,000 which included retiring the initial shares it received upon our formation in July 1998;

•	Vertical Fund Associates, L.P. purchased 500 shares of our series A preferred stock at $1,000 per share, and 100,000 shares of our series B preferred stock at $5.00 per share, for a total purchase price of $1,000,000 in cash;

•	Standby Fund 1998 purchased 125 shares of our series A preferred stock at $1,000 per share, and 25,000 shares of our series B preferred stock at $5.00 per share, for a total purchase price of $250,000 in cash;

•	AMS Investors purchased 250 shares of our series A preferred stock at $1,000 per share, and 50,000 shares of our series B preferred stock at $5.00 per share, for a total purchase price of $500,000 in cash; and

•	Second Century Growth Deferred Compensation Plan purchased 125 shares of our series A preferred stock at $1,000 per share, and 25,000 shares of our series B preferred stock at $5.00 per share, for a total purchase price of $250,000 in cash.

(3)	In September 1998, Warburg Pincus sold Sam B. Humphries 200 shares of our series A preferred stock at $1,000 per share, and 40,000 shares of our series B preferred stock at $5.00 per share, for a total purchase price of $400,000 in cash.

(4)	In June 1999, we sold to Douglas W. Kohrs 250 shares of our series A preferred stock at $1,000 per share, and 50,000 of our series B preferred stock at $5.00 per share, for a total purchase price of $500,000 in cash.

(5)	In July 1999, we sold to Crane Island Venture LLC 40 shares of series A preferred stock at $1,000 per share, and 8,000 shares of our series D preferred stock at $10.00 per share, for a total purchase price of $120,000 in cash.

(6)	In July 1999, we sold Upper Lake Growth Capital LLC 460 shares of our series A preferred stock at $1,000 per share, and 92,000 shares of our series D preferred stock at $10.00 per share, for a total purchase price of $1,380,000 in cash.

(7)	In connection with our acquisition of Influence in December 1999 we sold to seven of our current stockholders:

•	Warburg Pincus purchased 6,410 shares of our series A preferred stock at $1,000 per share, 118,072 shares of series D preferred stock at $10.00 per share and 1,163,856 shares of series E preferred stock at $10.00 per share, for a total purchase price of $19,229,280;

•	Vertical Fund Associates purchased 169 shares of our series A preferred stock at $1,000 per share and 33,735 shares of our series D preferred stock at $10.00 per share, for a total purchase price of $506,350;

•	AMS Investors II purchased 126 shares of our series A preferred stock at $1,000 per share, and 25,301 shares of our series D preferred stock at $10.00 per share, for a total purchase price of $379,010;

•	Second Century Growth Deferred Compensation Plan purchased 42 shares of our series A preferred stock at $1,000 per share and 8,434 shares of our series D preferred stock at $10.00 per share, for a total purchase price of $126,340;

•	Upper Lakes Growth Capital purchased 155 shares of our series A preferred stock at $1,000 per share and 31,036 of our series D preferred stock at $10.00 per share, for a total purchase price of $465,360;

•	Douglas W. Kohrs purchased 84 shares of our series A preferred stock at $1,000 per share and 16,867 shares of our series D preferred stock at $10.00 per share, for a total purchase price of $252,670; and

•	Crane Island Ventures purchased 13 shares of our series A preferred stock at $1,000 per share and 2,699 shares of our series D preferred stock at $10.00 per share, for a total purchase price of $39,990.

(8)	From September 1998 through August 2000, we granted options to employees under our 2000 Equity Incentive Plan to purchase an aggregate of 1,249,250 shares of common stock at a price of $5.00 per share, 12,000 shares of common stock at a price of $20.00 per share, and 80,500 shares of common stock at a price of $25.00 per share. During this period 270,813 shares were canceled upon termination of employment. We issued a total of 62,750 shares upon exercise of these options.

(9)	From December 1998 through May 1, 2000 we granted options to purchase a total of 50,000 shares of our common stock to non-employee directors under the 2000 Equity Incentive Plan. All were issued with a per share exercise price of $5.00.

The above option grants and option exercises were made in reliance on Rule 701 or Section 4(2) under the Securities Act. With regard to our reliance upon the exemptions set forth in the previous sentence, we made inquiries to establish that these sales qualified for exemptions from the registration requirements. In particular, we confirmed that:

•	all offers of sales and sales were made by personal contact from our officers or directors or other persons closely associated with us;

•	each investor made representations that he or she was sophisticated in relation to this investment and we have no reason to believe these representations were incorrect;

•	each purchaser gave assurance of investment intent and the certificates for the shares bear a legend accordingly; and

•	offers and sales within any offering were made to a limited number of persons.

Item 16.  Exhibits and Financial Statement Schedules.

(a)  Exhibits.

See the Exhibit Index attached to this registration statement which is incorporated herein by reference.

(b)  Financial Statement Schedules.

American Medical Systems Holdings, Inc.

Valuation and Qualifying Accounts
(In thousands)

	Balance at	Charged to
	Beginning	Costs and		Balance at
Description	of Period	Expenses	Deductions	End of Period

Allowance for doubtful accounts deducted from accounts receivable:

For the period ended:

December 31, 2000	$404	$953	$661	$696

December 31, 1999	700	186	482	404

December 31, 1998	800	79	179	700

September 10, 1998	1,655	117	972	800

Valuation allowance deducted from inventories:

For the period ended:

December 31, 2000	$2,193	$1,761	$814	$3,140

December 31, 1999	2,486	346	639	2,193
December 31, 1998	2,864	—	378	2,486

September 10, 1998	831	3,593	1,560	2,864

	Balance at	Charged to
	Beginning	Costs and		Balance at
Description	of Period	Expenses	Deductions	End of Period

Accrued product liability reserve:

For the period ended:

December 31, 2000	$1,043	$571	$403	$1,211

December 31, 1999	225	818	—	1,043

December 31, 1998	—	225	—	225

September 10, 1998	—	7,950	7,950	—

Accrued warranty expense:

For the period ended:

December 31, 2000	$7,385	$1,234	$1,071	$7,548

December 31, 1999	6,348	1,037	—	7,385

December 31, 1998	6,749	294	695	6,348

September 10, 1998	5,925	824	—	6,749

Item 17.  Undertakings.

(a)  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the Delaware General Corporation Law, the Certificate of Incorporation or Bylaws of the Registrant, the Underwriting Agreement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether this indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of this issue.

(b)  The undersigned Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, we have duly caused this Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1 to be signed on our behalf by the undersigned, thereunto duly authorized, in Minneapolis, Minnesota on this 25th day of June 2001.

AMERICAN MEDICAL SYSTEMS HOLDINGS, INC.

By:	/s/ DOUGLAS W. KOHRS

Douglas W. Kohrs
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated, on June 25, 2001.

Signature	Title

/s/ DOUGLAS W. KOHRS Douglas W. Kohrs	Director, President and Chief Executive Officer (Principal Executive Officer)

/s/ GREGORY J. MELSEN Gregory J. Melsen	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

* Elizabeth H. Weatherman	Director

* James T. Treace	Director

Christopher H. Porter, Ph.D.	Director

* David W. Stassen	Director

* Richard B. Emmitt	Director

*	Executed on behalf of such director by Douglas W. Kohrs as attorney-in-fact.

EXHIBIT INDEX

Exhibit No.		Description of Document

1.1(	5)	Form of Underwriting Agreement.

2.1(	1)	Exchange Agreement, dated April 17, 2000, among American Medical Systems Holdings, the then current stockholders of American Medical Systems, Inc. and American Medical Systems, Inc.

2.2(	1)	Exchange Agreement, dated April 17, 2000, between American Medical Systems Holdings, Inc. and American Medical Systems, Inc.

2.3(	1)	Asset Purchase Agreement, dated July 21, 1998, among Pfizer Inc., the Asset Selling Corporation and WPAMS Acquisition Corp.

2.4(	1)	Amendment No. 1 to Asset Purchase Agreement, dated September 10, 1998, among Pfizer Inc., the Asset Selling Corporation and WPAMS Acquisition Corp.

3.1(	2)	Amended and Restated Certificate of Incorporation.

3.2(	2)	Bylaws of the Company.

4.1(	1)	Registration Rights Agreement, dated June 30, 2000, among the investors listed on Schedule 1 to the Agreement and American Medical Systems Holdings, Inc.

4.2(	2)	See Exhibit 3.1.

4.3(	2)	See Exhibit 3.2.

5.1(	5)	Opinion of Oppenheimer Wolff & Donnelly LLP.

10.1(	1)	Stockholders Agreement, dated April 17, 2000, among Warburg, Pincus Equity Partners, L.P., the then existing stockholders of American Medical Systems Holdings, Inc. and American Medical Systems Holdings, Inc.

10.2(	1)	Employment Agreement, dated April 23, 1999, between Douglas Kohrs and American Medical Systems, Inc.

10.3(	1)	Amendment to the Employment Agreement, dated April 17, 2000, between Douglas Kohrs and American Medical Systems, Inc.

10.4(	1)	Stock Option Agreement, dated April 23, 1999, between Douglas Kohrs and American Medical Systems, Inc.

10.5(	1)	Employment Agreement, dated March 24, 1999, between Gregory J. Melsen and American Medical Systems, Inc.

10.6(	1)	Employment Agreement, dated May 1, 1999, between Johann Neisz and American Medical Systems, Inc.

10.7(	1)	Employment Agreement, dated July 22, 1999, between Jan Daniel Ruys and American Medical Systems Benelux B.V.B.A.

10.8(	1)	Consulting Agreement, dated September 1, 1999, between Medical Genesis and American Medical Systems, Inc.

10.9(	1)	2000 Equity Incentive Plan.

10.10	(1)	Form of Incentive Stock Option Agreement.

10.11	(1)	Form of Non-Qualified Stock Option Agreement.

10.12	(1)	Employee Stock Purchase Plan.

10.13	(1)	American Medical Systems Nonfunded Deferred Compensation and Supplemental Savings Plan.

10.14	(1)	American Medical Systems Nonfunded Supplemental Retirement Plan.

Exhibit No.		Description of Document

10.15	(1)	2000 Management Incentive Plan.

10.16	(1)	Leasing Contract among Oil and Energy Infrastructures, Ltd., Fuel Products Line, Ltd. and Influence Medical Technologies Ltd.

10.17	(1)	Agreement and Plan of Merger, dated November 12, 1999, by and among American Medical Systems, Inc., Persuade Merger Corp, Influence, Inc., Globerman Engineering Ltd., Urotek Ltd., Katsumi Oneda and Lewis C. Pell.

10.18	(1)	First Amendment to Agreement and Plan of Merger, dated December 15, 1999, by and among American Medical Systems, Inc., Persuade Merger Corp, Influence, Inc., Globerman Engineering Ltd., Urotek Ltd., Katsumi Oneda and Lewis C. Pell.

10.19	(1)	Second Amendment to Agreement and Plan of Merger, dated April 17, 2000, by and among American Medical Systems, Inc., Persuade Merger Corp, Influence, Inc., Globerman Engineering Ltd., Urotek Ltd., Katsumi Oneda and Lewis C. Pell.

10.20	(1)	Exchange Agreement, dated December 16, 1999, between American Medical Systems, Inc. and Urotek Ltd.

10.21	(1)	First Amendment to Exchange Agreement, dated April 17, 2000, between American Medical Systems Holdings, Inc., American Medical Systems, Inc. and Urotek Ltd.

10.22	(1)	Credit Agreement, dated March 24, 2000, among American Medical Systems, Inc., American Medical Systems Holdings, Inc., Bank of America, N.A., as agent for the four lenders, and Banc of America Securities LLC, as sole lead arranger and sole book manager.

10.23	(1)	Security Agreement, dated March 24, 2000, between American Medical Systems Holdings, Inc., American Medical Systems, Inc., Influence, Inc. and Banc of America, N.A.

10.24	(1)	Form of Revolving Note issued under Credit Agreement.

10.25	(1)	Form of Tranche A Term Note issued under Credit Agreement.

10.26	(1)	Form of Tranche B Term Note issued under Credit Agreement.

10.27	(1)	Parent Joinder Agreement, dated March 24, 2000, between American Medical Systems Holdings, Inc. and Bank of America, N.A.

10.28	(1)	Pledge Agreement, dated March 24, 2000, among American Medical Systems Holdings, Inc., American Medical Systems, Inc., Influence, Inc. and Banc of America, N.A.

10.29	(1)	Guaranty and Investment Agreement, dated March 24, 2000, among Warburg, Pincus Equity Partners, L.P., other affiliates of Warburg Pincus and Bank of America, N.A.

10.30	(1)	Letter Agreement, dated March 24, 2000, among Warburg, Pincus Equity Partners, L.P., other affiliates of Warburg Pincus and Bank of America, N.A.

10.31	(1)	Separation Agreement, dated April 23, 1999, between American Medical Systems, Inc. and Sam B. Humphries.

10.32	(1)	Letter Agreement, dated September 27, 1999, amending the Separation Agreement between American Medical Systems, Inc. and Sam B. Humphries.

10.33	(1)	Mortgage and Security Agreement and Fixture Financing Statement with Assignment of Leases and Rents, dated April 17, 2000, between American Medical Systems, Inc. and Bank of America, N.A.

10.34	(3)	First Amendment to Credit Agreement, dated January 3, 2001, among American Medical Systems, Inc., American Medical Systems Holdings, Inc., Bank of America, N.A., as agent for the four lenders, and Banc of America Securities LLC, as sole lead arranger and sole book manager.

Exhibit No.		Description of Document

10.35	(3)	Second Amendment and Release Agreement, dated February 20, 2001, among American Medical Systems, Inc., American Medical Systems Holdings, Inc., Bank of America, N.A., as agent for the four lenders, and Banc of America Securities LLC, as sole lead arranger and sole book manager.

10.36	(4)	2001 Management Incentive Plan

21.1(	4)	List of Subsidiaries.

23.1(	4)	Consent of Ernst & Young LLP.

23.4(	5)	Consent of Oppenheimer Wolff & Donnelly LLP (included in Exhibit 5.1).

24.1(	4)	Power of Attorney (included on page II-2).

(1)   Incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-37488).

(2)   Incorporated by reference to the Company’s Form 10-Q for the Quarter Ended September 30, 2000 (File No. 30733).
(3)   Incorporated by reference to the Company’s Form 10-K for the Year Ended December 31, 2000 (File No. 30733).
(4)   Previously filed with this Form S-1.
(5)   Filed with this Amendment No. 1.